
we're starting something...
annual report 2006 · proxy statement · form 10-K
BORDERS
Group

Borders is shaping a new future as...



- A premier bookseller, because that's what we are at heart.
- A headquarters not only for books, music and movies, but for knowledge and entertainment in all formats—traditional and digital.
- A vital community gathering place where people come together to see, touch, talk and learn—online and in store.
- A retailer that creates memorable customer experiences through people and technology.
- A clear voice guiding our customers to the items, services, resources and partners we believe in.
- A place where people with a passion for knowledge and entertainment want to work and shop.

That transformation has already begun.
We're starting something
at Borders Group.

shareholders' letter



George Jones
President and Chief Executive Officer

Dear fellow shareholders:

I joined Borders Group in July 2006 because I believe in its brand and its people.

Over the past decades, the company has built a strong and enviable bond with millions of customers. Borders superstores represent an important place in people's lives. They are a vital community within their communities.

Even in today's fast-paced world, customers spend nearly an hour of their personal time on an average store visit–shopping for books, music and movies; relaxing in our cafes; or buying stationery and gifts.

Unfortunately, the company has not done enough to leverage that strength. Nor has it moved fast enough to keep up with rapid changes in how consumers access information and entertainment. As a result, same-store sales growth has stalled and consolidated earnings per share have declined for two straight years, falling to $0.39 per share (on an operating basis) in fiscal 2006.

To confront these realities, Borders can't afford to simply work harder. We need to change as a company and as a business. Over the past nine months, my team and I have developed and launched a plan to set the stage for that transformation.

Our aim goes far beyond incremental improvement. We're starting something bigger... something bolder... and something we can build on for years to come: To be a headquarters for knowledge and entertainment.

BORDERS

Group

we're starting something...

by refocusing [illegible] investments.

Borders Group's disciplined domestic and international expansion strategy guided its consistent growth for years. That strategy wasn't enough to deliver compelling results in 2005, and despite investments and programs to drive returns, 2006 was another year of disappointment as all three of the company's business segments struggled:

- Investments in store remodels and the Borders Rewards® loyalty program in 2006, while successful in some ways, failed to boost store traffic and transactions sufficiently to meet projected sales targets within our Borders domestic superstore segment. For the year, sales increased only modestly to $2.8 billion, while comparable store sales declined 2.2%.
- The International segment continued to lose money despite topping $650 million in sales for the year, a 9.6% increase over 2005, excluding the impact of foreign currency translation.
- Despite efforts to rationalize and improve the company's Waldenbooks Specialty Retail business, the segment's operating income for 2006 also dipped into the red, as sales declined 10.9% to $663.9 million.

These results underscore the need for a clear change in direction. Rather than investing in the past, we must refocus our company's talent, money and resources on a new plan to reshape the future.

During the second half of 2006, we began this process by taking steps to focus on our U.S. superstore business. Actions included closing more than 100 mall stores in our Waldenbooks Specialty Retail segment, which we will continue to downsize aggressively. At the same time, we have begun to explore strategic alternatives for the majority of our International segment, including our superstores in the U.K., Ireland, Australia and New Zealand, as well as our Books etc. business. This process does not include our stores in Puerto Rico and does not include the Paperchase business. We will also retain our Singapore operations to support the successful franchise operations in Malaysia and the United Arab Emirates. We continue to believe in the power of the Borders brand outside of the U.S. and will, as appropriate, look to the franchise model for expansion into new global markets.

To support this new focus, we took non-operating charges of $2.86 per share during the fourth quarter of 2006 to write down the value of our U.K. investments and specialty retail stores, as well as some Borders superstore assets.



By addressing the mall and international businesses, we will be able to focus most of our energies on our core U.S. superstore business. During 2007, we will reduce our investments in domestic store expansion and scale back remodels, so we can focus instead on "getting the business right" in our existing superstores. As part of this plan, we are currently developing a significantly new and different "concept store" prototype, which we plan to debut in the first quarter of 2008.

we're starting something...

by revitalizing our U.S. superstores.

Borders Group has enhanced its superstores over the years. But it hasn't energized them. We need to reach far beyond these efforts to successfully differentiate the Borders shopping experience in consumers' minds.

I inherited a management team composed of many bright and experienced executives who have quickly embraced the need to change. We have moved to strengthen this team by recruiting, among others, new senior executives with extensive retail backgrounds and turnaround experience: Rob Gruen, executive vice president of merchandising and marketing for Borders Group, and Ken Armstrong, executive vice president of our U.S. stores. Having worked with Rob and Ken at other leading retailers, I'm confident that they have the insight and drive needed to bring fresh energy to both our company and our stores.

BORDERS Group

priority one:

Increasing comparable store sales and profitability at our U.S. superstores by significantly improving execution. We've begun by launching initiatives to improve in-store presentation, merchandising and marketing. Our goal is to present a "clear voice" to consumers, guiding them to products of interest, engaging them through effective promotions, and motivating them to buy more when they visit.






THE
SOUTH

Paperchase
Paperchase
MAPS


BORDERS
rewards

17 million members and growing!

Our rapidly growing Borders Rewards® program will be one of the key elements of our marketing efforts. As of this writing, 17 million customers have joined Borders Rewards, making it one of the largest loyalty programs in the specialty retail industry. Based on our first-year experience and customer response to the program, we've modified Borders Rewards for 2007, incorporating payouts at more frequent intervals to a broader range of customers.

The introduction of Seattle's Best Coffee® cafes and Paperchase® gift and stationery shops were successful elements of our remodel program and helped boost sales and profitability of both of these categories in 2006. We will continue to expand these offerings in 2007. To maximize the potential of our Paperchase brand, we have created a dedicated team to manage these operations and direct their growth and development, which includes opening a handful of freestanding Paperchase stores in the U.S. in 2007.

To build on these successes, we are also creating "destination businesses" within our stores that capitalize on some of our most popular categories and give customers a compelling reason to shop with us for a variety of products and services. Additional emphasis is also being placed on localized merchandising opportunities in our stores based on geographic and demographic trends. We are also developing exclusive and proprietary books to differentiate our offering and drive high margin sales. Through this initiative, Borders is leveraging our ability–via the extensive store network, the database of 17 million Borders Rewards members, and ultimately the new Borders.com Web site–to develop bestsellers on our own.

To achieve all of these goals, we must resolve our merchandising systems issues. We have defined a plan for enhancing the buying and replenishment system that supports our Borders domestic superstores as a priority. We're also naming a new chief information officer to develop the technical foundation we'll need to build the Borders of the future.

we're starting something...

by reinventing our business.

To meet the needs of today's digital world, Borders Group cannot simply retool. We must reinvent our business to connect with customers wherever they are–and to deliver our products and services in the forms they most desire. That's why we've decided to launch our own e-commerce site–Borders.com. We've already completed the first phase of this initiative by enhancing our in-store Borders Search capabilities. Throughout 2007, we will continue this intensive development and testing effort, laying the groundwork for Borders.com's launch in early 2008.

When completed, the site will become far more than a place to buy products online. It will facilitate "special order" sales in our stores and help make key partnerships possible, as well as help us enrich programs such as Borders Rewards. Ultimately, it will also become an electronic gathering place for our customers to learn about new products, interact with Borders' experts, and meet other customers with similar interests. Borders.com will be a community that extends our dialogue with customers, helping us to improve our service by understanding what's most important to them.



By developing creative cross-channel content and promotions, we will link our in store and online environments to stimulate customer interest and sales. We also aim to create new revenue streams by building relationships with online partners whose products and services deliver meaningful value to our customers.



Once the site is launched, customers will be able to earn valuable Borders Rewards incentives for both online and in-store purchases, providing an extra incentive to choose Borders. We believe our revamped loyalty program will ultimately help us to drive sales through both channels, and create a valuable database of information that will allow us to tailor offers that meet our customers' specific interests.

Longer term, our new "concept store" will provide an enhanced in-store experience. Among the ideas we are introducing are new digital centers within Borders superstores that will enable our customers to learn about, interact with, and purchase new digital products–such as audio books, e-books and MP3 players–and services such as downloading and personal publishing that complement the Borders brand.

We believe technology is our ally. By embracing it, we will position ourselves to capture exciting new growth opportunities that will be created as new digital products and media emerge over the next decade.

BORDERS
Group

we're starting something...

by reinvigorating our company.

Over the past nine months, I've spent a lot of time traveling to Borders locations around the world, speaking to customers and employees, and making new friends. At every stop, people have been eager to meet me, share their stories and talk about the value that Borders brings to their lives.

Having spent my adult life in the retail industry, I can tell you that this kind of passionate connection to a retailer is rare–and so is the opportunity we have to build on it over the coming years. To do so, we must reinvigorate our company as a retail innovator and discover new ways to deliver the knowledge and entertainment products and services customers want, through the most convenient means possible.

That process has already begun. Over the next year, you'll begin to see many changes that I've shared with you in this letter. We expect fiscal 2007 to be a transition year, as we pare back the parts of the business that are not delivering, so we can invest in programs to restore our sales and earnings growth in 2008 and beyond.

I'm confident that we have the vision, team and resources to achieve this goal and lead Borders' long-term transformation. We're starting something big at Borders Group...

and that future begins right now.

Sincerely,



George Jones
President and Chief Executive Officer

COMING SOON
BOOKS
MOVIES
KIDS
BORDERS
gift cards
People


BORDERS


BORDERS

BORDERS Group

2006 financial highlights

dollars in millions except per share data	GAAP Basis - fiscal year ended Feb 3, 07*	Jan 28, 06*	Jan 23, 05	Operating Basis** - fiscal year ended Feb 3, 07*	Jan 28, 06*	Jan 23, 05
sales	$4,063.9	$4,030.7	$3,879.5	$4,063.9	$4,030.7	$3,879.5
% increase	0.8%	3.9%	4.9%	0.8%	3.9%	4.9%
consolidated net income (loss)	$(151.3)	$101.0	$131.9	$24.3	$112.0	$135.8
consolidated EPS	$(2.44)	$1.42	$1.69	$0.39	$1.57	$1.74
consolidated cash, net of debt	$(427.4)	$(130.9)	$143.2	$(427.4)	$(130.9)	$143.2
return on beginning equity	-16.3%	9.3%	12.0%	2.6%	10.3%	12.3%

* 53-week year ** Operating Basis data is a non-GAAP measure. See facing page for further discussion.

Segment sales
dollars in millions



3,000
2,500
2,000
1,500
1,000
500
0
2,588.9
2,709.5
2,750.0
779.9
744.8
663.9
510.7
576.4
650.0
04
05
06
Borders
Waldenbooks Specialty Retail
International

Consolidated sales
dollars in millions



Borders
$2,750.0
Waldenbooks Specialty Retail
$663.9
International
$650.0
67.7%
16.3%
16.0%

Operating income (loss)
GAAP Basis dollars in millions



200
150
100
50
0
(50)
(100)
(150)
177.5
174.1
92.4
25.9
2.5
(78.0)
24.4
6.4
(135.9)
04
05
06
Borders
Waldenbooks Specialty Retail
International

Operating income (loss)
Operating Basis dollars in millions



200
150
100
50
0
(50)
(100)
(150)
179.5
180.9
111.3
27.2
5.5
(26.9)
26.8
11.9
(0.5)
04
05
06
Borders
Waldenbooks Specialty Retail
International

Reconciliation of Operating Basis* data to GAAP Basis data

Consolidated net income	Feb 3, 07	Jan 28, 06	Jan 23, 05
Net income (loss) on an operating basis	$24.3	$112.0	$135.8
Adjustments:			
UK goodwill impairment	(84.4)	–	–
UK store and corporate asset impairments	(34.1)	(1.2)	(1.0)
Waldenbooks Specialty Retail store and corporate asset impairments	(27.1)	(0.3)	(0.2)
Domestic Borders superstores asset impairments	(5.5)	(1.3)	(2.8)
Store remodel costs	(2.5)	(4.3)	(2.3)
Store closure costs, including asset disposals	(6.9)	(2.5)	(2.0)
Other	(15.1)	(1.4)	4.4
Total adjustments	$(175.6)	$(11.0)	$(3.9)
Net income (loss) on a GAAP basis	**$(151.3)**	**$101.0**	**$131.9**

Consolidated earnings (loss) per share	Feb 3, 07	Jan 28, 06	Jan 23, 05
Earnings (loss) per share on an operating basis	$0.39	$1.57	$1.74
Adjustments:			
UK goodwill impairment	(1.36)	–	–
UK store and corporate asset impairments	(0.55)	(0.02)	(0.01)
Waldenbooks Specialty Retail store and corporate asset impairments	(0.44)	–	–
Domestic Borders superstores asset impairments	(0.09)	(0.02)	(0.04)
Store remodel costs	(0.04)	(0.06)	(0.03)
Store closure costs, including asset disposals	(0.11)	(0.04)	(0.03)
Other	(0.24)	(0.01)	0.06
Total adjustments	$(2.83)	$(0.15)	$(0.05)
Earnings (loss) per share on a GAAP basis	**$(2.44)**	**$1.42**	**$1.69**

Borders operating income (loss)	Feb 3, 07	Jan 28, 06	Jan 23, 05
Operating income (loss) on an operating basis	$111.3	$180.9	$179.5
Adjustments:			
Domestic Borders superstores asset impairments	(9.0)	(2.1)	(4.5)
Store remodel costs	(4.1)	(7.0)	(3.7)
Store closure costs, including asset disposals	(4.1)	(1.0)	–
Other	(1.7)	3.3	6.2
Total adjustments	$(18.9)	$(6.8)	$(2.0)
Operating income (loss) on a GAAP basis	**$92.4**	**$174.1**	**$177.5**

Waldenbooks Specialty Retail operating income (loss)	Feb 3, 07	Jan 28, 06	Jan 23, 05
Operating income (loss) on an operating basis	$(26.9)	$5.5	$27.2
Adjustments:			
Waldenbooks Specialty Retail store and corporate asset impairments	(44.4)	(0.5)	(0.4)
Store closure costs, including asset disposals	(4.9)	(2.4)	(2.2)
Other	(1.8)	(0.1)	1.3
Total adjustments	$(51.1)	$(3.0)	$(1.3)
Operating income (loss) on a GAAP basis	**$(78.0)**	**$2.5**	**$25.9**

International operating income (loss)	Feb 3, 07	Jan 28, 06	Jan 23, 05
Operating income (loss) on an operating basis	$(0.5)	$11.9	$26.8
Adjustments:			
UK goodwill impairment	(84.4)	–	–
UK store and corporate asset impairments	(41.2)	(1.7)	(1.3)
Store closure costs, including asset disposals	(2.1)	(0.5)	(1.1)
Other	(7.7)	(3.3)	–
Total adjustments	$(135.4)	$(5.5)	$(2.4)
Operating income (loss) on a GAAP basis	**$(135.9)**	**$6.4**	**$24.4**

* Operating Basis data are presented excluding certain items including asset and goodwill impairments, store closure costs and accelerated depreciation and disposals of fixed assets resulting from the remodel program. This data is presented solely for analytical purposes and as an aid to better understand underlying trends.

directors & officers

Board of Directors

Donald G. Campbell, Vice Chairman, The TJX Companies, Inc.

Joel J. Cohen, Chairman and Co-Chief Executive Officer, Sagent Advisors, Inc.

George L. Jones, President and Chief Executive Officer, Borders Group, Inc.

Amy B. Lane, Retired Managing Director, Investment Banking Group, Merrill Lynch

Brian T. Light, Executive Vice President and Chief Information Officer, Staples, Inc.

Victor L. Lund, Non-Executive Chairman, DemandTec

Dr. Edna Greene Medford, Associate Professor of History and Director of the Graduate Program in History, Howard University

Lawrence I. Pollock, Non-Executive Chairman, Borders Group, Inc. and Managing Partner, Lucky Stars Partners

Michael Weiss, Retired President and Chief Executive Officer of Express, a subsidiary of Limited Brands, Inc.

Executive Officers

George L. Jones, President and Chief Executive Officer

Kenneth H. Armstrong, Executive Vice President of U.S. Stores

Robert P. Gruen, Executive Vice President of Merchandising and Marketing

Cedric J. Vanzura, Executive Vice President Emerging Business and Technology, Chief Strategy Officer

Edward W. Wilhelm, Executive Vice President, Chief Financial Officer

Thomas D. Carney, Senior Vice President, General Counsel and Secretary

Daniel T. Smith, Senior Vice President, Human Resources

proxy statement

relating to annual stockholders' meeting

May 24, 2007

BORDERS

Group



BORDERS
Group

100 Phoenix Drive
Ann Arbor, Michigan 48108

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 24, 2007

To the Shareholders of
BORDERS GROUP, INC.:

The Annual Meeting of Shareholders of Borders Group, Inc., a Michigan corporation (the "Company") will be held at 11:30 a.m. local time on Thursday, May 24, 2007 at The Ritz Carlton, 300 Town Center Drive, Fairlane Plaza, Dearborn, MI 48126 to:

1. Elect nine (9) directors of the Company, each to serve until the 2008 Annual Meeting of Shareholders or until a successor is elected and qualified,

2. Approve an Amendment to the Restated Articles of Incorporation of the Company to provide for majority voting in uncontested elections of directors,

3. Ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2007,

4. Consider and vote upon a shareholder proposal entitled "Special Shareholder Meetings,"

5. Consider and vote upon a shareholder proposal entitled "Separate The Roles of CEO and Chairman," and

6. Transact such other business as may properly come before the meeting.

Only shareholders of record at the close of business on March 27, 2007 are entitled to notice of and to vote at the Annual Meeting and at any and all adjournments or postponements thereof.

Your vote is important. Regardless of whether or not you plan to attend the Annual Meeting, please vote as soon as possible. You may vote over the Internet, by telephone or by mailing the enclosed proxy card in the envelope provided. Please review the voting instructions in the Proxy Statement for further voting information.

Sincerely,



THOMAS D. CARNEY
Secretary

Ann Arbor, Michigan
April 17, 2007

TABLE OF CONTENTS

	Page
Notice Of Annual Meeting Of Shareholders	1
Proxy Statement	1
Voting Rights And Procedures	1
General Voting Information	1
Voting by Shareholders of Record and Beneficial Owners	2
Methods for Submitting Proxies or Voting Instructions	2
Revocation of Proxies or Voting Instructions	2
Voting of Proxies	2
Other Information	3
Proposal 1 — Election Of Directors	3
Information Regarding The Board Of Directors And Corporate Governance	5
Independent Directors	5
Board of Directors Meetings and Committees	5
Corporate Governance	6
Compensation Committee Interlocks and Insider Participation	7
Meetings of Non-Management Directors	7
Section 16(a) Beneficial Ownership Reporting Compliance	7
Nomination of Directors	7
Communications with the Board of Directors	7
Board Attendance at the Annual Meeting	8
Compensation Committee Report	8
Compensation Discussion And Analysis	8
General Goals and Objectives	8
Benchmarking	9
Procedures Relating to the Company's Executive Compensation Program	9
Current Compensation Issues and Actions	10
Allocation Of Components Of Compensation	10
Base Salary	11
Annual Cash Incentives	11
Long Term Incentives	11
Executive Stock Ownership Guidelines	12
Perquisites	13
Policy With Respect To Employment And Severance Agreements	13
Tax And Accounting Considerations	13
Summary Compensation Table	13
Grants Of Plan-Based Awards	16
Outstanding Equity Awards at Fiscal Year-End	17
Option Exercises and Stock Vested	18
Nonqualified Deferred Compensation	18
Potential Payments Upon Termination Or Change-Of-Control	19
Agreement With Mr. Jones	19
Agreements with other Current Named Executive Officers	20
Assumptions	21
Payments to Former Executive Officers	21
Director Compensation	21
Procedures relating to the Compensation of Directors	21
Standard Compensation	22
Additional Fees other than for service as the Non-Executive Chairman of the Board	22
Compensation for the Non-Executive Chairman of the Board	22
Deferral of Fees of Non-Employee Directors	22
Director Summary Compensation Table	23
Audit Committee Report	24
Fees Paid To Independent Registered Public Accounting Firm	24
Beneficial Ownership Of Common Stock	26
Proposal 2 — Approval of an Amendment to the Articles of Incorporation of the Company to Provide for Majority Voting in Uncontested Elections of Directors	27
Proposal 3 — Ratification of Selection of Independent Registered Public Accounting Firm	28
Proposal 4 — Special Shareholder Meetings	28
Proposal 5 — Separate the Roles of CEO and Chairman	30
Proposals Of Shareholders	31
Appendix A: Proposed Amendment To The Restated Articles Of Incorporation of the Company	

BORDERS GROUP, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held On May 24, 2007

PROXY STATEMENT

This Proxy Statement is furnished to the shareholders of Borders Group, Inc., a Michigan corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting of Shareholders of the Company to be held at 11:30 a.m. local time on Thursday, May 24, 2007 at The Ritz Carlton, 300 Town Center Drive, Fairlane Plaza, Dearborn, MI 48126 and at any and all adjournments or postponements thereof. At the Annual Meeting, the shareholders' of the Company are being asked to consider and vote upon (i) the election of nine (9) directors, each to serve until the 2008 Annual Meeting of Shareholders or until a successor is elected and qualified, (ii) a proposal to approve an Amendment to the Restated Articles of Incorporation of the Company to provide for majority voting in uncontested elections of directors, (iii) a proposal to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2007, (iv) a shareholder proposal entitled "Special Shareholder Meetings," and (v) a shareholder proposal entitled "Separate The Roles Of CEO and Chairman."

This Proxy Statement and the enclosed form of proxy are first being mailed to shareholders of the Company on or about April 17, 2007.

VOTING RIGHTS AND PROCEDURES

General Voting Information

Only holders of record of the Company's common stock ("Common Stock") at the close of business on March 27, 2007 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. At the close of business on the Record Date, there were 58,568,352 shares of Common Stock outstanding. The presence, either in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding on the Record Date is necessary to constitute a quorum at the Annual Meeting.

Each shareholder will be entitled to one vote, in person or by proxy, for each share of Common Stock held in such shareholder's name on the Record Date on any matter submitted to a vote of shareholders at the Annual Meeting.

The election of the nine (9) directors will require the affirmative vote of a plurality of the shares of Common Stock represented and voting in person or by proxy at the Annual Meeting. However, under the Corporate Governance Guidelines established by the Board of Directors of the Company, any nominee for director who receives more "withheld" votes than "for" votes must submit his or her resignation to the Nominating and Corporate Governance Committee. The Committee will recommend to the Board the action to be taken with respect to such tender of resignation.

The approval of the proposed Amendment to the Restated Articles of Incorporation of the Company will require the affirmative vote of a majority of the outstanding shares entitled to vote on the proposed Amendment. The adoption of the proposal to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2007, as well as the adoption of the shareholder proposals, if presented at the meeting, will require the affirmative vote of a majority of the votes cast on these proposals by the holders of Common Stock who are present in person or represented by proxy and entitled to vote at the Annual Meeting.

All abstentions and broker non-votes will be included as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the meeting, but will be disregarded in tabulating the vote on matters brought before the meeting. Since the approval of the proposed Amendment to the Restated Articles of Incorporation of the Company requires the affirmative vote of a majority of the outstanding shares, abstentions and broker non-votes on that proposal will effectively be a vote against the proposal. Under applicable Michigan law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting.

Voting by Shareholders of Record and Beneficial Owners

Shareholders whose shares are registered directly with the Company's transfer agent are considered, with respect to those shares, to be the shareholder of record. The Company is sending these proxy materials directly to shareholders of record. Shareholders of record have the right to submit a proxy directly to the Company or to vote in person at the Annual Meeting.

Shareholders whose shares are held in a brokerage account, through an employee benefit plan or by another nominee, are considered the beneficial owners of shares held in "street name." The proxy materials for these shareholders are being forwarded to beneficial owners, together with a voting instruction card. Beneficial owners have the right to direct their broker, trustee or nominee as to how to vote and also are invited to attend the Annual Meeting.

Since a beneficial owner is not the shareholder of record, he or she may not vote these shares in person at the Annual Meeting without a proxy from the broker, trustee or nominee that holds the shares, giving the beneficial owner the right to vote the shares at the meeting. The broker, trustee or nominee of each beneficial owner has enclosed or provided voting instructions for use in directing the broker, trustee or nominee how to vote these shares.

Methods for Submitting Proxies or Voting Instructions

The following methods are available to vote by proxy or to submit voting instructions to brokers, trustees or nominees:

By Mail — Record holders may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. Beneficial owners may vote by mail by completing, signing and dating the voting instruction cards provided and mailing them in the accompanying pre-addressed envelopes.

By Internet — Record holders with Internet access may submit proxies by following the Internet voting instructions on their proxy cards. Most beneficial owners may vote by accessing the Web site specified on the voting instruction cards provided by their brokers, trustee or nominees.

By Telephone — Record holders may submit proxies by following the telephone voting instructions on their proxy cards. Most beneficial owners may vote by telephone by calling the number specified on the voting instruction cards provided by their brokers, trustee or nominees.

Revocation of Proxies or Voting Instructions

Shareholders may change their vote at any time prior to the vote at the Annual Meeting. Record holders may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to the Secretary of the Company prior to the Annual Meeting, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, in and of itself, cause a previously granted proxy to be revoked. Beneficial owners may change their vote by submitting new voting instructions to their broker, trustee or nominee. Alternatively, if the beneficial owner has obtained a proxy from his or her broker or nominee giving the beneficial owner the right to vote the shares, he or she can do so by attending the meeting and voting in person.

Voting of Proxies

Shares of Common Stock represented by properly executed proxies received in time for voting at the Annual Meeting will, unless such proxy has previously been revoked, be voted in accordance with the instructions indicated thereon. In the absence of specific instructions to the contrary, the persons named in the accompanying form of proxy intend to vote all properly executed proxies received by them FOR the election of the Board of Directors' nominees as directors, FOR the proposal to approve an Amendment to the Restated Articles of Incorporation of the Company to provide for majority voting in uncontested elections of directors, FOR the proposal to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2007 and AGAINST both of the shareholder proposals.

No business other than as set forth in the accompanying Notice of Annual Meeting is expected to come before the Annual Meeting. Should any other matter requiring a vote of shareholders be properly brought before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment on such matters. For information with respect to advance notice requirements applicable to shareholders who wish to propose any matter for consideration or nominate any person for election as a director at the 2008 Annual Meeting, see "Proposals of Shareholders."

Other Information

The Company is making this solicitation. The cost of this solicitation will be borne by the Company. Solicitation will be made by mail, and may be made personally or by telephone by officers and other employees of the Company who will not receive additional compensation for solicitation.

The principal executive offices of the Company are located at 100 Phoenix Drive, Ann Arbor, Michigan, 48108, and its telephone number is (734) 477-1100.

PROPOSAL 1

ELECTION OF DIRECTORS

Nine directors will be elected at the Annual Meeting to serve until the 2008 Annual Meeting of Shareholders or until a successor is elected and qualified. Each of the nominees of the Company has committed to serve as a Director if elected at the Annual Meeting and, to the best knowledge of the Board of Directors, is and will be able to serve if so elected. In the event that any of the nominees listed below should be unavailable to stand for election at the Annual Meeting, the persons named in the accompanying proxy intend to vote for such other person, if any, as may be designated by the Board of Directors, in the place of any nominee unable to serve.

Set forth below is a brief biography of each of the Company's nominees for election as a Director.

Donald G. Campbell, age 55. Mr. Campbell is Vice Chairman of The TJX Companies, Inc., a global off-price retailer of apparel and home fashions, and is responsible for TJX's corporate/administrative functions and business development efforts. He joined TJX in 1973 and has held a series of increasingly responsible management positions prior to assuming his current position in September 2006. His prior positions included Chief Financial Officer, Senior Vice President and Executive Vice President, as well as, from 2004 until September 2006, Senior Executive Vice President, Chief Administrative and Business Development Officer with responsibility for TJX's world-wide systems, new business development and human resource activities. He has served as a director of the Company since July 2005.

Joel J. Cohen, age 69. Mr. Cohen has served as Chairman and co-Chief Executive Officer of Sagent Advisors, Inc., a financial advisory firm, since September 2003. Mr. Cohen served as the non-executive Chairman of the Board of The Chubb Corporation, a major property and casualty insurance holding company, from December 2002 until December 2003 and currently serves as lead director of that company. Mr. Cohen was Managing Director and co-head of Global Mergers and Acquisitions at Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), a leading investment and merchant bank that was acquired by Credit Suisse First Boston, until November 2000. He had been associated with DLJ since October 1989. He had previously served as General Counsel to the Presidential Task Force on Market Mechanisms and as a partner of Davis Polk and Wardwell, attorneys. Mr. Cohen became a director of the Company in March

2001, and also serves as a director of Maersk, Inc., which engages in shipping and related businesses in the United States and Canada.

George L. Jones, age 56. Mr. Jones has served as President, Chief Executive Officer and a Director of the Company since July 2006. Prior to joining the Company, Mr. Jones had extensive retail experience, including serving as President and Chief Executive Officer of the Saks Department Store Group, a division of Saks Incorporated, from March 2001 through September 2005. Prior to joining Saks, Mr. Jones was President, Worldwide Licensing and Retail, for Warner Bros., where in addition to his core responsibilities, he oversaw Warner Bros. Worldwide Publishing, Kids WB Music, Warner Bros. Interactive Entertainment, WB Sports and Warner Bros. Studio Stores. His background also includes key merchandising and operations positions at Target Corporation, including Executive Vice President-Store Operations and Senior Vice President, Merchandising.

Amy B. Lane, age 54. Ms. Lane was Managing Director, Investment Banking Group, of Merrill Lynch from 1997 until her retirement in February 2002. From 1989 through 1996, Ms. Lane served as a Managing Director, Corporate Finance, of Salomon Brothers in New York. Ms. Lane served as a director of the Company from August 1995 until March 1999, and was again appointed a director in October 2001. Ms. Lane is also a director of The TJX Companies, Inc., a global off-price retailer of apparel and home fashions.

Brian T. Light, age 43. Mr. Light is Executive Vice President and Chief Information Officer for Staples, Inc., an office products company. In his current position, which he has served in since November 2005, he leads the Information Systems function supporting Staples corporate, U.S. retail and North American delivery operations. He also served as Executive Vice President/Senior Vice President and CIO for Staples from 1998 to 2002. From 2002 to 2005, Mr. Light served as Executive Vice President, Business Delivery for Staples. In this position, he led the public catalog and e-commerce business for Staples in the U.S. and Canada. He also led Staples' New Business Development organization, identifying growth vehicles and partnership opportunities. Before joining Staples, Mr. Light was employed from 1986 through 1998 by Accenture, most recently as an Associate Partner with specialization in the consumer packaged goods industry. He has served as a director of the Company since July 2005.

Victor L. Lund, age 59. Mr. Lund has served as the non-executive Chairman of the Board of DemandTec, a privately-held provider of merchandising, sales and marketing software for retailers and consumer products firms, since December 2006. Mr. Lund also served as the non-executive Chairman of the Board of Mariner Health Care, Inc., a nursing home operator, from May 2002 until December 2004. Mr. Lund was Vice Chairman of Albertson's, Inc., a food and drug retailer, from June 1999 until June 2002. Mr. Lund served as Chairman of the Board of American Stores Company from June 1995 until its acquisition by Albertson's in June 1999, and as Chief Executive Officer of American Stores Company from August 1992 until June 1999. He was President of American Stores Company from August 1992 until June 1995. Mr. Lund has served as a director of the Company since July 1997, and also serves as a director of the following publicly-held companies: Service Corporation International, a provider of funeral, cremation and cemetery services: NCR Corporation, a global technology company providing ATMs, retail systems, data warehouses and IT services: and Del Monte Foods Company, a food producer, distributor and marketer.

Dr. Edna Greene Medford, age 55. Dr. Greene Medford is an Associate Professor of History and Director of the Graduate Program in History at Howard University. She has served as a director of the Company since September 1998.

Lawrence I. Pollock, age 59. Mr. Pollock has served as the non-executive Chairman of the Board of Directors of the Company since July 2006 and as Managing Partner of Lucky Stars Partners LLC, an investment firm, since October 2004. Mr. Pollock served as President of Cole National Corporation, which operates retail vision and gift stores, from January 2000 and as Chief Executive Officer from June 2003 until the company was sold to Luxottica Group SpA in October 2004. From September 1998 until June 1999, Mr. Pollock served as President and Chief Executive Officer of HomePlace, Inc., a chain of home furnishings and housewares superstores, which he joined in January 1997 as Executive Vice President and

Chief Operating Officer. From 1994 until 1996, he served as the President, Chief Operating Officer and a director of Zale Corporation, a jewelry retailer. Mr. Pollock has served as a director of the Company since August 1995.

Michael Weiss, age 65. Mr. Weiss is the retired President and Chief Executive Officer of Express, a subsidiary of Limited Brands, Inc. He served in that capacity from 1997 to 2004. Mr. Weiss joined Limited in 1981 as merchandise manager for Express and rose to the position of President of Express, serving in that capacity from 1982 to 1993. He was named Vice Chairman of Limited in 1993, and served in that post until 1997. Mr. Weiss returned to Express in January 1997, serving as President and Chief Executive Officer until his retirement in 2004. He has served as a director of the Company since July 2005. Mr. Weiss also serves as a director of Payless ShoeSource, Inc., a specialty family footwear retailer, and Pacific Sunware of California, Inc., a specialty retailer of casual apparel, accessories and footwear for active teens and young adults, as well as a director and Non-Executive Chairman of Chico's FAS, Inc., a retailer of women's clothing, complimentary accessories and other non-clothing gift items.

The Board of Directors recommends that the shareholders vote "FOR" the Company's nominees as directors.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Independent Directors

The Board of Directors has determined that all of the members of the Board of Directors, other than Mr. Jones, are independent. In making the determination that a director is independent, the Board determines that the individual:

- satisfies the requirements for independence adopted by the New York Stock Exchange, and
- if an audit committee member, satisfies the independence requirements for Audit Committees under Rule 10A-3 promulgated under the Securities Exchange Act of 1934.

In addition, the Board reviews any relationships of a director that would require disclosure in the Company's Proxy Statement under Item 404 of Regulation S-K of the Securities and Exchange Commission. In general, that item requires disclosure of any direct or indirect interest that a director may have in any transaction with the Company that exceeds $120,000. Any director who is a party to any such transaction, or whose immediate family member is a party to any such transaction, shall be deemed to have a material relationship with the Company and thus not be independent unless either:

- the transaction or relationship is of a nature covered by the New York Stock Exchange or Securities and Exchange Commission independence requirements but does not meet the thresholds contained in such provisions, or
- the Board determines, after reviewing the nature of the transaction or relationship and amount involved, that the director's ability to act in a fair and impartial manner will not be affected thereby.

The specific criteria used by the Board in determining the independence of directors are set forth under the caption "Board Size and Independence" in the Company's Corporate Governance Guidelines, which are available on the Company's Web site. See "Corporate Governance" below.

Board of Directors Meetings and Committees

During the fiscal year ended February 3, 2007, the Board of Directors held seven meetings. The Board of Directors has also established standing Audit, Compensation and Nominating and Corporate Governance Committees. The membership and functions of the committees of the Board of Directors are as follows:

The Audit Committee is responsible for the appointment, compensation and oversight of the independent registered public accounting firm for the Company, including the resolution of any disagreements between the Company and the auditors regarding financial reporting. The Committee also reviews and makes recommendations regarding the annual audit of the Company's financial statements and the Company's internal controls, accounting practices and policies. The Audit Committee held four regular meetings during the fiscal year ended February 3, 2007. In addition, the Committee reviewed and telephonically discussed with management each of the Company's earnings releases, as well as its quarterly and annual reports to the Securities and Exchange Commission.

The current members of the Audit Committee are Mr. Campbell, Ms. Lane, Mr. Light and Mr. Lund. The Board of Directors has determined that each of the members of the Audit Committee is independent, that all of the members of the Audit Committee meet the requirement of the New York Stock Exchange rules that each member be financially literate, and that Mr. Campbell, Mr. Lund and Ms. Lane meet the requirement of the New York Stock Exchange rules that at least one member of the Audit Committee have accounting or related financial management expertise. The Board of Directors has further determined that Mr. Campbell, Mr. Lund and Ms. Lane are "audit committee financial experts" within the meaning of the rules promulgated by the Securities and Exchange Commission.

The Compensation Committee was established for the purpose of reviewing and approving the nature and amount of compensation for executive officers of the Company. The Compensation Committee also administers certain of the Company's employee benefit plans. Seven meetings of the Compensation Committee were held during the fiscal year ended February 3, 2007. The current members of the Compensation Committee are Mr. Cohen, Dr. Greene Medford, Mr. Pollock and Mr. Weiss, all of whom are independent.

The Nominating and Corporate Governance Committee makes recommendations to the Board of Directors regarding the size, composition and compensation of the Board and the Committees of the Board. The Committee also makes recommendations to the Board regarding corporate governance matters and practices, including formulating and periodically reviewing the Corporate Governance Guidelines that have been adopted by the Board.

Under the Company's Policy and Procedures regarding Related Party Transactions, the Nominating and Corporate Governance Committee also is responsible for reviewing and approving any related party transactions. Related party transactions generally are transactions in excess of $120,000 in which any executive officer or director has a direct or indirect material interest. The Company's Policy discourages such transactions but recognizes that, in certain limited circumstances, it may be advantageous for the Company to engage in a related party transaction. Any director or executive officer desiring to enter into such a transaction must submit relevant information to the General Counsel of the Company, who then forwards the information to the Committee for consideration. Each director and executive officer also is required to respond to an annual questionnaire covering related party transactions. The Company was not a party to any related party transactions during fiscal 2006.

The Nominating and Corporate Governance Committee met four times during the fiscal year ended February 3, 2007. The current members of the Nominating and Corporate Governance Committee are Mr. Cohen, Ms. Lane, Mr. Lund and Mr. Pollock, all of whom are independent.

Each director attended at least 75% of the meetings of the Board and the Committees on which he or she served during the fiscal year ended February 3, 2007.

Corporate Governance

The Board of Directors has adopted written charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. These charters, as well as the Company's Corporate Governance Guidelines and its Policies with Respect to Poison Pills, Executive Severance Payments and Related Party Transactions, are available on the Company's Web site at www.bordersgroupinc.com/Investors/Corporate Governance.

The Company has adopted a Business Conduct Policy and a Code of Ethics Relating to Financial Reporting that apply to the principal executive, financial and accounting officers of the Company, among others. These documents are available on the Company's Web site at the Internet address set forth above. The

Company will disclose on its Web site any amendments to the Business Conduct Policy or the Code of Ethics Relating to Financial Reporting and any waiver of such policies applicable to any executive officer.

Printed copies of any of the documents available on the Company's Web site will be provided to any shareholder without charge upon written request to Anne Roman, Investor Relations, Borders Group, Inc., 100 Phoenix Drive, Ann Arbor, Michigan 48108-2202.

Compensation Committee Interlocks and Insider Participation

None of the current members of the Compensation Committee nor any former member during fiscal 2006 is a former officer or employee of the Company or its subsidiaries or has any relationship with the Company requiring disclosure in accordance with the applicable rules of the Securities and Exchange Commission relating to compensation committee interlocks and insider participation.

Meetings of Non-Management Directors

The non-management directors of the Company meet in executive session at each of the regularly scheduled Board meetings and have an additional meeting of only the independent directors. Mr. Pollock, the Chairman of the Board, presides over such meetings.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and 10% beneficial owners to file with the Securities and Exchange Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock of the Company. Such officers and directors are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company during the fiscal year ended February 3, 2007 and written representations that no other reports were required, all officers and directors of the Company complied with the Section 16(a) filing requirements.

Nomination of Directors

In recommending nominees to serve as directors of the Company, the Nominating and Corporate Governance Committee will consider candidates recommended by shareholders. In considering individuals to serve as directors, the Committee will apply the same criteria to candidates recommended by shareholders as it applies to other candidates. The criteria to be used by the Committee in considering candidates to serve as directors are provided for in the Charter of the Committee and include: (i) a review of the background and skills of the candidate, with the objective of having a Board of Directors comprised of outstanding individuals with diverse backgrounds and expertise; (ii) a review of the other directorships and commitments of the individual to make certain that he or she will have adequate time to devote to the affairs of the Company; and (iii) a consideration by the Committee of the importance of having at least one independent director with significant experience and expertise in retailing and at least one independent director with significant experience and expertise in finance.

Any shareholder who desires to recommend to the Nominating and Corporate Governance Committee a candidate to serve as a director of the Company should adhere to the procedures described under "Communications with the Board of Directors" in this Proxy Statement. If the shareholder desires to have such candidate considered by the Committee for inclusion in the Company's Proxy Statement for the 2008 Annual Meeting, background information with respect to the candidate should be submitted to the Board prior to December 31, 2007.

Communications with the Board of Directors

The Board of Directors of the Company has established procedures for individuals to communicate with the Board as a whole, with the non-management directors as a group or with individual Board members.

Communications to the Board as a whole should be addressed as follows: "Board of Directors of Borders Group, Inc., c/o Corporate Secretary." Communications to the Chairman of the Board or to the non-management directors as a group should be addressed as follows: "Chairman of the Board of Directors of Borders Group, Inc., c/o Corporate Secretary." Communications to an individual Board member should be addressed to the individual Board member, c/o Corporate Secretary. The Secretary of the Company will review the correspondence and, subject to the following sentence, will forward it to the Board member or members to whom it was addressed. The correspondence will not be forwarded if the non-management directors instruct the Secretary not to forward correspondence covering the applicable subject matter. Correspondence that is not forwarded pursuant to the instructions of the non-management directors will be made available to any non-management director who wishes to review it. All correspondence should be mailed to the Company's principal office at 100 Phoenix Drive, Ann Arbor, MI 48108.

Shareholder proposals intended to be presented at a meeting of shareholders by inclusion in the Company's proxy statement or intended to be brought before shareholders meeting in compliance with the Company's bylaws are subject to specific notice and other requirements referred to under "Proposals of Shareholders" on page 31. The communications process for shareholders described above does not modify or relieve any requirements for shareholder proposals intended to be presented at a meeting of shareholders.

Board Attendance at the Annual Meeting

The Company encourages Board members to attend the Annual Meeting of Shareholders, and schedules a Board meeting on the same day as the Annual Meeting to facilitate such attendance. All of the directors, other than Mr. Weiss, attended the 2006 Annual Meeting.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth below. Based upon such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Joel Cohen, Chairman
Edna Greene Medford
Lawrence Pollock
Michael Weiss

COMPENSATION DISCUSSION AND ANALYSIS

General Goals and Objectives

The goal of the Company's compensation program for executive officers is to establish and maintain compensation policies and practices that will enable the Company to attract, retain, and motivate outstanding executive officers who will drive superior operating performance.

The Company's compensation philosophy is to align each executive officer's compensation with the Company's business objectives in order to provide value for shareholders. Consistent with this philosophy, the Company has established a compensation program comprised of base salary and short- and long-term incentive opportunities. In combination, these components are intended to generate below-market compensation in the event of poor operating performance and above-market compensation in the event of superior performance. As additional steps to align the interests executive officers with those of shareholders, the Company encourages stock ownership by executive officers and limits the elements of compensation that are not performance based. For example, the Company does not provide defined benefit pension or supplemental retirement plans and limits the perquisites provided to executive officers.

Benchmarking

In order to determine the external competitiveness of the compensation program, the Company benchmarks total compensation levels for executive officers to compensation paid to executives at other companies. The "market" rate for salaries provided by comparable retailers is determined from information gathered from published surveys and compensation information that is publicly reported by a select group of 19 other retail companies (the "Peer Group Companies"). The Peer Group Companies, which may change from time to time, consist primarily of retail companies with revenues comparable to the Company or with whom the Company believes it competes for management talent. Currently, the Peer Group Companies are: Abercrombie & Fitch Co.; Advance Auto Parts, Inc.; AutoZone, Inc.; Barnes & Noble, Inc.; Bed, Bath & Beyond, Inc.; Dick's Sporting Goods; Foot Locker, Inc.; Jo-Ann Stores Inc.; Kohl's Corp.; Limited Brands, Inc.; Payless Shoe Source, Inc.; PetsMart, Inc.; Pier 1 Imports, Inc.; Radio Shack, Corp.; Ross Stores; Staples, Inc.; The TJX Companies, Inc.; Trans World Entertainment Corp.; and William-Sonoma, Inc.

Procedures relating to the Company's Executive Compensation Program

The elements of the Company's compensation program, as well as individual determinations of salary, bonus and long-term incentive awards, involve the interaction of the Compensation Committee, Frederic W. Cook & Co., the compensation-consulting firm that assists the Committee, and the Company's Senior Vice President of Human Resources.

Generally, the Senior Vice President of Human Resources coordinates the gathering of Peer Group compensation levels and other information relevant to the Company's compensation programs. Included in this information is the equity stake that each executive officer has in the Company and the extent to which the officer has an incentive to remain with the Company, taking into account factors such as the future vesting of long-term awards and the likelihood that applicable performance targets will be achieved. This information generally is discussed with the Committee at meetings held in September and December of each year, in preparation for the actual determinations of salary and incentives, which occurs in March of each year. Based upon input from the Committee and the Chief Executive Officer, the Senior Vice President of Human Resources presents to the Committee at its March meeting proposed salaries and incentive compensation awards for executive officers on an individual-by-individual basis. The Committee discusses the proposals and makes its determinations. In performing its role, the Committee periodically receives input from Frederic W. Cook & Co., particularly with respect to the types of awards to be made under the Company's long-term incentive program.

With respect to compensation of Mr. Jones, the Committee received significant input from Frederic W. Cook & Co. regarding market practices with respect to the compensation of chief executive officers of comparable companies. Frederic W. Cook & Co also assisted the Committee in structuring the terms of Mr. Jones' employment agreement.

Equity awards approved by the Committee are made as of a date determined by the Committee, and are based on the fair market value of the Company's shares as of that date. Pursuant to procedures recently approved by the Committee, effective beginning in 2007, all annual grants and awards made at the March meeting of the Compensation Committee are to be effective as of the first business day of April.

Fair market value is defined as the closing price of a share of the Company's stock on the New York Stock Exchange on the day prior to the grant or award date, or, if the stock is not traded on such date, the closing price on the first day prior thereto on which the stock was traded. The Company uses this definition, rather than the closing price on the date of grant or award, because: (i) all equity plans approved by shareholders since the Company became a public company in 1995 have included this definition, and (ii) the consistent use of this definition has been beneficial for purposes of plan communications and employee understanding.

The Compensation Committee approves the performance targets under the Company's annual and long-term incentive plans. Except with respect to certain awards subject to Section 162(m) of the Internal

Revenue Code, which relates to compensation in excess of $1 million, the Committee has the discretion to interpret and change the performance criteria. The Committee has used such discretion primarily to adjust awards as appropriate to take into account events or factors that were not anticipated at the time that the applicable performance standards were established.

The Committee is not authorized to delegate any of its responsibilities with respect to any aspect of awards made to executive officers. Pursuant to the Long-Term incentive Plan, the Committee has delegated to the Chief Executive Officer and the Senior Vice-President of Human Resources the right to make awards under the Plan to non-executive officers. All awards made pursuant to such delegated authority are reviewed at the next meeting of the Committee.

Current Compensation Issues and Actions

In structuring compensation for 2007, and to a lesser extent 2006, the Committee has taken into account the fact that most executive officers of the Company have not received any bonus in two of the last three years, and that the long-term incentive awards made in prior years in the form of performance-based restricted share units are unlikely to be earned. Although lower than market compensation for periods in which the Company does not meet specified performance objectives is consistent with the Company's compensation philosophy, the Company's below-market compensation levels in recent years have impacted its ability to attract new executives and to retain executives that it desires to keep. The Committee has considered these issues and has taken steps to address them.

Specifically, the Committee has reviewed salary levels for Peer Group Companies and made adjustments to the salary levels of its executive officers where appropriate. With respect to long-term incentive compensation, some time-based restricted shares (without performance targets) were granted in 2005 and 2006. For 2007, approximately one-half of each award was made in the form of time-based restricted shares, with the balance being in the form of non-statutory options. Finally, with respect to new hires, the Committee has provided signing incentives and guaranteed a portion of the first year bonus in certain situations.

In addition to the actions described in the preceding paragraph with respect to compensation for executive officers in 2007, the Committee established a special incentive program for seven individuals whom the Committee believes have the greatest potential impact on driving domestic sales and earnings before interest and taxes ("EBIT") growth. Among the participants in the program are Mr. Jones, Chief Executive Officer of the Company, Mr. Gruen, Executive Vice President, Merchandising and Marketing, and Mr. Armstrong, Executive Vice President, U.S. Stores. Under the program, participants will receive awards under the Company's 2004 Long-Term Incentive Plan if the Company achieves fiscal 2007 EBIT that is above the amount required for the payment of maximum bonuses under the Company's Annual Incentive Plan. These awards, which would be in addition to normal awards under the 2004 Long-Term Incentive Plan, would be made in April 2008 in a combination of restricted shares and options with a value, in the aggregate, equal to the participant's salary for fiscal 2007.

Allocation of the Components of Compensation

Because the Committee believes that the senior level executives are primarily responsible for decisions impacting the long-term results of the Company, long-term compensation is greater in proportion to base salary at higher levels of responsibility. The following table sets forth the approximate allocation of the components of compensation, as a percentage of total compensation, for the Company's executive officer positions:

	Base Salary	Annual Bonus	Long-Term Incentive
President and CEO	30%	20%	50%
Executive Vice President	40%	30%	30%
Senior Vice President	50%	25%	25%

Following is a brief discussion of each of the principal components of the compensation of executive officers.

Base Salary

The Committee approves pay ranges for executive officers based primarily upon survey information relating to Peer Companies. Where the base salary of an officer falls within the relevant range is based upon a number of factors, including the officer's prior relevant experience, individual performance, scope of responsibilities and contribution to the Company's financial goals and strategic initiatives.

Annual Cash Incentives

Under the Company's Annual Incentive Bonus Plan (the "Bonus Plan"), executive officers are eligible to receive cash awards based on the attainment of annual performance goals. The performance goals may be different from year to year, and generally are expressed in quantitative terms.

Generally, incentive bonus opportunities are expressed as a dollar amount based upon a percentage of each executive's base salary. The performance criteria for executive officers are based upon the Company's attainment of specified levels of performance. The terms "threshold," "target" and "maximum" are used to define the continuum of acceptable performance for the Bonus Plan. The levels are approved by the Committee, and provide a scale for awards tied to performance. "Threshold" is the minimum level of acceptable performance. The Bonus Plan requires that the Committee establish a threshold level of performance, below which no bonus would be paid under the Plan. "Target" is the intended and expected level of performance. "Maximum" is performance that exceeds expectations, but sets a ceiling on bonus potential. The Bonus Plan award at "target" for each executive is determined with reference to bonus levels of Peer Group Companies.

The following table sets forth the threshold, target and maximum bonus opportunities, as a percentage of salary, for each of the executive officer positions:

	Threshold	Target	Maximum
President and CEO	20%	80%	160%
Executive Vice President	20%	80%	160%
Senior Vice President	15%	60%	120%

Performance goals for executive officers for fiscal 2006 were based upon the attainment by the Company of earnings per share targets and, where appropriate, business unit financial performance. For fiscal 2007, the Committee has determined that it is more appropriate to utilize earnings before interest and taxes as the performance measurement for Company objectives. The Company considers the specific goals to be confidential information and does not disclose them. As is evident from the fact that most executive officers have not received any bonuses in two of the last three years, the goals are intended to be meaningful and the achievement of them uncertain.

Each executive officer must take a minimum of 20% and a maximum of 100% of his or her actual bonus award in the form of restricted common stock.

Long Term Incentives

The Compensation Committee administers the Borders Group, Inc. 2004 Long-term Incentive Plan. The goal of the Long Term Incentive Plan is to retain key leadership and drive long-term performance. The value of awards in the Plan is generally based upon a targeted percentage of base salary, and is benchmarked against the long-term incentive awards of Peer Group Companies.

In 2004, 2005, and 2006 executive officers were awarded restricted stock units, which vest over a period of not less than three years if the Company achieves specified earnings per share growth targets. Based upon performance to date, it is unlikely that these awards will be earned. In 2005 and 2006, restricted shares that vest based upon service alone were awarded under the Plan on a limited basis, primarily as an incentive to newly appointed executives or to enhance the Company's ability to retain key executives.

For the reasons discussed above under the caption "Current Compensation Issues," the form of long-term awards has been modified for 2007. With the exception of the Chief Executive Officer, whose award for 2007 was entirely in the form of options, these awards consist of two components, restricted shares and non-statutory stock options, with each component intended to reflect one-half of the targeted value of the total long-term award. The restricted shares have a three-year restriction. The stock options vest in thirds commencing on the first anniversary of the date of grant. The actual number of restricted shares and options allocated to an executive officer was determined by dividing the applicable amount of the officer's salary by the fair market value of the restricted shares (without reduction for the restrictions) and the Black-Scholes value of the options. The following illustrates how the number of restricted shares and options awarded to an executive officer are determined, assuming a $20 share price and a Black-Scholes value of $5.2169 per option:

Position	Executive Vice President
Award as a Percentage of salary	80%
Salary	$300,000
Award	$240,000 ($300,000 x 80)%
Restricted shares	6,000 shares ($240,000 x .5) / $20.00
Options	23,000 ($240,000 x .5) / $5.2169

In addition to annual grants, occasionally special grants are made under the Long-Term Incentive Plan. These usually take the form of restricted shares, restricted share units or options. These types of awards include:

- New hire stock purchase opportunities and other incentives. Newly hired executive officers are generally given the opportunity to purchase up to $1 million of Company stock at a twenty-percent discount from the then fair market value, and to receive an option at fair market value for each share, up to 50,000, purchased by the executive. These purchase opportunities, as other incentives granted to newly hired executives, are intended to make the total compensation package offered to a new hire more attractive and to immediately give the executive an ownership stake in the Company.

- Special grants to (i) keep key executives focused and driving for results during periods of transition or intense change and (ii) retain high potential employees, who are identified through succession planning and the performance review process.

Executive Stock Ownership Guidelines

The Company believes that it is important for its executive officers to maintain stock ownership so that decision making is aligned with the overall interests of shareholders. With that intention, the Board of Directors has adopted Executive Stock Ownership Guidelines and established procedures, including the required utilization of at least 20% of an executive officer's annual bonus to purchase restricted shares, to encourage such ownership. The guidelines are as follows:

Executive Officer Position	Ownership Guideline
President and CEO	130,000 shares
Executive Vice President	30,000 shares
Senior Vice President	20,000 shares

Perquisites

The Company's executive compensation programs offer few perquisites or benefits that are not offered to all employees. This has remained constant throughout the Company's history. The current perquisites for executive officers include financial planning services, an annual medical exam and a long-term disability program. The value of the perquisites of executive officers is less than $10,000, and thus no amount relating to perquisites is included in the Summary Compensation Table.

Policy With Respect To Employment And Severance Agreements

The Company generally does not enter into fixed-term employment agreements with any executive other than the chief executive officer. It does, however, enter into agreements with each officer of the Company, including executive officers, that provide for severance to the officer in the event that his or her employment is terminated by the Company without cause. Consistent with the Committee's belief that the purpose of these agreements is to enhance the Company's ability to attract executives by providing interim assistance to them in the event that the executive's employment is terminated without cause, payments under the severance agreements are subject to mitigation and other provisions. Similarly, in the event of a change in control, payments are made only if the executive's employment is actually terminated without cause and are not triggered by the change in control itself. Information concerning the employment and severance agreements with executive officers is included in the footnotes to the Summary Compensation Table on pages 14-16, and under the caption "Potential Post-Termination Payments" on pages 19 to 21.

Tax And Accounting Considerations

The Committee considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which places a limitation on tax deductions for publicly held corporations for individual compensation to certain executives exceeding $1,000,000 in any taxable year, unless the compensation is performance-based. The Company generally attempts to structure its compensation programs in such a manner that payments and awards are deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executive officers.

During 2004, Congress adopted Section 409A of the Internal Revenue Code, which changed the tax rules applicable to nonqualified deferred compensation arrangements. While the final regulations have not become effective yet, the Company has attempted to structure its compensation arrangements so as to be operating in good faith compliance with the statutory provision, which were effective January 1, 2005. A more detailed discussion of the Company's nonqualified deferred compensation plan is provided on page 18 under the heading "Nonqualified Deferred Compensation."

Beginning in 2006, the Company began accounting for stock-based payments and awards, including stock options, restricted shares and restricted share units, in accordance with the requirements of FASB Statement 123(R).

SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation paid to or accrued for each of the named executive officers for fiscal 2006. The payments and awards made to Mr. Jones and Mr. Josefowicz were made pursuant to the terms of their agreements with the Company as described in notes (4) and (6) to this table. All other payments and awards were made in accordance with the Company's compensation plans and practices, except that, as described in note (5), included in column (i) for Mr. Altruda is the total amount of severance pay to which he may be entitled as a result of his separation from the Company.

The goals established for the year under the Company's Annual Incentive Bonus Plan were not satisfied for the fiscal year and thus no bonuses were paid under the Plan except that: (i) Mr. Vanzura received a partial bonus based upon the performance of the Company's Paperchase unit; and (ii) Mr. Josefowicz received a payment of his target bonus for the year pursuant to the terms of his agreement with the Company.

The Company does not maintain a defined benefit pension or supplemental retirement plan or provide above market earnings on deferred compensation, and thus column (h) of the table is not applicable to the Company.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)[1]	Option Awards ($) (f)[1]	Non-Equity Incentive Plan Compensation ($) (g)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)[3]	Total ($) (j)
George L. Jones(4) President and Chief Executive Officer	2006	$432,212	$ 0	$366,296	$498,376	$ 0	N/A	$ 384,923	$1,681,807
Edward W. Wilhelm Executive Vice President, Chief Financial Officer	2006	$353,654	$ 0	$175,802	$ 0	$ 0	N/A	$ 41,187	$ 570,643
Cedric J. Vanzura Executive Vice President-Emerging Business, Technology, Chief Strategy Officer	2006	$352,115	$ 0	$175,537	$ 0	$50,400	N/A	$ 27,862	$ 605,914
Thomas D. Carney Senior Vice President & General Counsel	2006	$273,654	$ 0	$ 86,855	$ 0	$ 0	N/A	$ 20,421	$ 380,930
Daniel T. Smith Senior Vice President, Human Resources	2006	$260,385	$ 0	$ 87,378	$ 0	$ 0	N/A	$ 31,864	$ 379,627
Former Officers									
Vincent E. Altruda(5) President-Borders Group U.S.	2006	$374,519	$ 0	$ 10,728	$ 0	$ 0	N/A	$1,422,426	$1,807,673
Gregory P. Josefowicz(6) Chairman, President & Chief Executive Officer	2006	$327,692	$568,000	$ 5,201	$ 0	$ 0	N/A	$1,841,320	$2,742,213

(1) The amounts in columns (e) and (f) represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended February 3, 2007, in accordance with FAS 123(R) of awards pursuant to the Long Term Incentive Plan which may include amounts from awards granted during or prior to 2006. The assumptions used in the calculation of these amounts are included in footnote 13 to the Company's audited financial statements for the fiscal year ended February 3, 2007 included in the Company's Annual report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2007. The amounts in column (e) include the dividends paid on restricted shares. The amounts in column (e) do not include any expense related to the grant of restricted stock units ("RSUs") which, in accordance with FAS 123(R), have not been expensed in the Company's financial statements because it is not probable that the performance conditions of these RSUs will be achieved.

(2) The amounts in column (g) represent the cash awards to the named individuals under the Annual Incentive Bonus Plan (the "Bonus Plan"), which is discussed in further detail on page 10 under the heading "Annual Cash Incentives."

(3) The amounts in column (i) consist of employer contributions credited under the Borders Group Savings and Non-Qualified Deferred Compensation Plans, the taxable portion of the Company provided life insurance and the value of Company-paid financial planning services. The amounts also include the discount on purchased restricted shares of the Company's common stock, totaling $249,998 for Mr. Jones, $34,333 for Mr. Wilhelm, $23,791 for Mr. Vanzura, $9,612 for Mr. Carney, $21,870 for Mr. Smith, $27,263 for Mr. Altruda and $75,679 for Mr. Josefowicz. The amounts shown for Mr. Jones also include $118,413 of relocation and $14,929 of legal expenses paid by the Company. The

amounts for Mr. Altruda include a severance payment of $1,386,125, which will be paid to Mr. Altruda during fiscal 2007, subject to mitigation and his compliance with a non-compete provision. The amounts for Mr. Josefowicz include a severance payment of $2,201,000 pursuant to his employment and consultancy agreement, which has been/will be paid to Mr. Josefowicz during fiscal 2006 and 2007; a payment of $120,689 relating to his continued ownership of 90,000 shares of the Company's common stock; and $10,505 of continued medical and life insurance provided by the Company. Please see notes 4, 5 and 6 below for further discussion of the amounts paid to Mr. Jones, Mr. Altruda and Mr. Josefowicz.

(4) Mr. Jones commenced employment with the Company on July 17, 2006. The salary reflected in the table represents the pro rata amount of the $775,000 annual salary provided for in Mr. Jones' employment agreement with the Company, and the following equity grants were made to him pursuant to the agreement:

- Restricted share units with a fair market value equal to $1 million on the date of grant. These units, which will be settled in cash, vest on January 31, 2008 if Mr. Jones continues to be employed by the Company through that date.
- An inducement option to purchase 400,000 shares of common stock with a per share exercise price equal to the fair market value on the grant date, as defined in the Company's Long-Term Incentive Plan. The option vests ratably on the first, second and third anniversaries of the grant date, subject to Mr. Jones' continued employment with the Company through each of the vesting dates.
- 71,184 restricted shares, with a 3 year restriction period, that he purchased from the Company at a per share purchase price equal to 80% of the fair market value on the purchase date.
- An option to purchase 50,000 shares with a per share exercise price equal to the fair market value on the grant date. This option was contingent upon Mr. Jones' purchasing at least a like number of shares of common stock from the Company on the terms described in the preceding paragraph, which he did. The option vests on the third anniversary of the grant date.

(5) Mr. Altruda ceased to serve as an executive officer on January 16, 2007. Included in column (i) for Mr. Altruda is an aggregate of $1,386,125 payable in accordance with the terms of form of severance agreement that was in place for executive officers who were employed at the time of the transition to a new chief executive officer in July 2006. Pursuant to the agreement, Mr. Altruda received a payment of $373,625 in February 2007, representing the value at termination of the restricted shares granted to him in March 2006, and is receiving severance benefits of $84,375 per month until January 2008, at which time the balance severance obligation will be paid to him. The severance payments are subject to reduction for amounts earned from other employment and to discontinuance if Mr. Altruda competes with the Company. The stock award shown in column (e) for Mr. Altruda was forfeited as a result of his termination of employment with the Company.

(6) In order to provide for an orderly transition to a new chief executive officer of the Company, effective as of January 29, 2006, the Company and Mr. Josefowicz entered into a two year employment and consultancy agreement (the "Agreement"). Under the Agreement, Mr. Josefowicz continued to serve as President and Chief Executive Officer of the Company until Mr. Jones assumed those positions in July 2006. For the remaining term of the Agreement, which extends until February 2, 2008, Mr. Josefowicz is serving as a non-exclusive, senior level consultant to the Company, assisting in the transition process and on other projects as reasonably requested by the Board.

Under the Agreement, the following payments have been or will be made to Mr. Josefowicz:

- For fiscal 2006, an annual base salary of $710,000, and a bonus of $568,000, representing his targeted bonus for fiscal 2006,
- For fiscal 2007, base compensation $1,278,000, representing the annual amount of his salary plus target bonus,

- $1.5 million payable in 2008 in lieu of his 2004 and 2005 long-term incentive,
- The final payment of $120,689 under a prior agreement based upon his continuing to hold 90,000 shares of the Company's stock, and
- A payment of $67,080, representing the amount of his 2003 long-term incentive award.

As of the date of Mr. Josefowicz' retirement as President and Chief Executive Officer in July 2006, all remaining payments were accrued by the Company, except the $1.5 million payable in 2008 in lieu of his 2004 and 2005 long-term incentive, which had been accrued in fiscal 2005. His salary through July 16, 2006 and his bonus for 2006 are reflected in columns (c) and (d) of the table, and all other amounts accrued in fiscal 2006 are included in column (i) of the table

The Agreement provides for continued indemnification rights for Mr. Josefowicz and contains certain restrictive covenants prohibiting him from competing with the Company and soliciting customers and employees of the Company during the term of the Agreement and for two years thereafter.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Date of Compensation Committee Approval	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)[3]	(j)		(l)
George L. Jones	7/17/06	7/13/06							56,947	450,000	$17.56[4]	$2,555,844
	N/A		$ 84,393	$337,574	$ 675,147							
Edward W. Wilhelm	3/24/06	3/24/06				9,900	16,500	19,800	17,500			$ 430,675
	N/A		$ 52,500	$210,000	$ 420,000							
Cedric J. Vanzura	3/24/06	3/24/06				9,900	16,500	19,800	17,500			$ 430,675
	N/A		$ 70,000	$280,000	$ 560,000							
Thomas D. Carney	3/24/06	3/24/06				5,700	9,500	11,400	7,500			$ 184,575
	N/A		$ 40,500	$162,000	$ 324,000							
Daniel T. Smith	3/24/06	3/24/06				5,700	9,500	11,400	7,500			$ 184,575
	N/A		$ 39,000	$156,000	$ 312,000							
Former Officers												
Vincent E. Altruda	3/24/06	3/24/06				15,000	25,000	30,000	17,500			$ 430,675
	N/A		$ 75,000	$300,000	$ 600,000							
Gregory P. Josefowicz[5]	N/A		$142,000	$568,000	$1,136,000							$ 0

(1) The amounts shown in column (c) represents the minimum payment level under the Company's Annual Incentive Bonus Plan which is 25% of the target amount in column (d). The amount shown in column (e) is 200% of such target amount. These amounts are based on the individual's current salary and position. With the exception of Mr. Vanzura, none of the named executive officers met the performance requirements for a payment under the Annual Incentive Bonus Plan for 2006.

(2) The amounts shown in column (f) represent the minimum payment level for restricted share units awarded under the Company's Long Term Incentive Plan, which is 60% of the target amount shown in column (g). The amount shown in column (h) is 120% of such target amount. The restricted share units contain performance conditions that are not expected to be met.

(3) The amounts shown in column (i) represents the number of restricted share units, in the case of Mr. Jones, and restricted shares in the case of the other named executive officers, granted under the Long Term Incentive Plan. Dividends are paid on restricted shares but not on restricted share units.

(4) Upon his employment with the Company, Mr. Jones received options to purchase 450,000 shares of the Common Stock of the Company with a grant price equal to $17.56, which was the closing price of the Company's Common Stock on the New York Stock Exchange on the business day prior to the grant date.

(5) See note (6) in the Summary Compensation Table regarding the Annual Incentive Bonus Plan payment for Mr. Josefowicz. Mr. Josefowicz was not granted any equity awards in 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
Name(a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock that have not Vested (#) (g)	Market Value of Shares or Units of Stock that have not Vested ($) (h)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested # (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($) (j)[3]
George L. Jones		50,000		$17.56	7/16/2011				
		400,000		$17.56	7/16/2013	56,947	$1,215,818		
Edward W. Wilhelm	25,500			$29.81	1/15/2008				
	8,500			$13.88	10/5/2009			16,500	$352,275
	10,000			$23.32	3/20/2007	5,000	$ 106,750	16,500	$352,275
	25,000			$17.23	10/31/2012	17,500	$ 373,625	16,500	$352,275
								16,500	$352,275
Cedric J. Vanzura						5,000	$ 106,750	16,500	$352,275
						17,500	$ 373,625	16,500	$352,275
Thomas D. Carney	36,000			$29.81	1/15/2008			9,500	$202,825
	12,000			$13.88	10/5/2009	3,500	$ 74,725	9,500	$202,825
	15,000			$17.23	10/31/2012	7,500	$ 160,125	9,500	$202,825
Daniel T. Smith	7,875			$29.81	1/15/2008				
	17,625			$32.13	4/30/2008			9,500	$202,825
	8,500			$13.88	10/5/2009	3,500	$ 74,725	9,500	$202,825
	15,000			$17.23	10/31/2012	7,500	$ 160,125	9,500	$202,825
Former Officers									
Vincent E. Altruda	90,000			$29.81					
	30,000			$13.88					
	25,000			$17.23					
Gregory P. Josefowicz									

(1) The options vest in thirds commencing on the first anniversary of the date of grant except that, with respect to an option for 50,000 shares held by Mr. Jones, the vesting is 100% on July 17, 2009.

(2) The market value of unvested restricted stock or stock units shown in column (h) is calculated based on the closing price of $21.35 of the Company's common stock as of February 2, 2007, the last business day of the Company's fiscal year.

(3) The market value of unearned restricted stock units shown in column (j) is calculated based on the closing price of $21.35 of the Company's common stock as of February 2, 2007, the last business day of the Company's fiscal year. The restricted stock units contain performance conditions which are not

expected to be met. No compensation expense has been recognized in the Company's financial statements for these restricted stock units, in accordance with FAS 123(R).

OPTION EXERCISES AND STOCK VESTED

The table below shows the number of shares of Borders Group, Inc. common stock acquired during fiscal 2006 upon the exercise of options.

	Option Awards		Stock Awards	
Name(a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
George L. Jones	N/A	N/A	N/A	N/A
Edward W. Wilhelm	N/A	N/A	N/A	N/A
Cedric J. Vanzura	50,000	$ 507,500	N/A	N/A
Thomas D. Carney	5,000	$ 48,500	N/A	N/A
Daniel T. Smith	3,750	$ 38,925	N/A	N/A
Former Officers				
Vincent E. Altruda	N/A	N/A	N/A	N/A
Gregory P. Josefowicz	325,000	$3,171,708	N/A	N/A

NONQUALIFIED DEFERRED COMPENSATION

Pursuant to the Company's Non-Qualified Deferred Compensation Plan (the "Plan"), named executive officers may defer base salary and payments earned under the annual incentive bonus plan. Deferral elections are made by eligible executives in November of each year for amounts to be earned in the following year. An executive may defer all or a portion of his or her base salary and up to 80% of the executive's base pay.

The executive may invest such amounts in funds that are similar to those available under the Borders Group, Inc. Savings Plan. The table below shows the funds available under the Non-Qualified Deferred Compensation Plan and their annual rate of return for the calendar year ended December 31, 2006, as publicly reported:

Fund	Year to Date Return (as of 12/31/06)
Merrill Lynch Institutional Fund	4.90
PIMCO Total Return Fund (Administrative Class)	3.74
AIM International Growth Fund (Class A)	27.89
Alger MidCap Growth Institutional Portfolio (Class I)	9.51
American Funds Growth Fund of America (Class R4)	10.91
Columbia International Value Fund (Class A)	28.16
Davis New York Venture Fund (Class A)	15.12
Franklin Small Cap Growth Fund II (Class A)	9.45
Goldman Sachs Mid Cap Value Fund Class A)	15.61
MainStay Small Cap Opportunity Fund (Class A)	12.50
Van Kampen Growth and Income Fund (Class A)	16.00
Black Rock S&P 500 Index I	15.49

Name(a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
George L. Jones	$ 20,769	$ 0	$ 24	—	$ 20,907
Edward W. Wilhelm	$ 28,038	$3,000	$ 3,632	—	$161,863
Cedric J. Vanzura	$334,500	$3,000	$36,136	—	$755,198
Thomas D. Carney	$ 6,231	$3,000	$ 382	$ (8,509)	$ 27,204
Daniel T. Smith	$ 21,346	$3,000	$ 4,598	—	$116,148
Former Officers					
Vincent E. Altruda	$ 15,707	$3,000	$ 288	—	$ 25,390
Gregory P. Josefowicz	$ 3,000	$ 327	$ 1,011	$(71,548)	$ 14,754

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-OF-CONTROL

Agreement with Mr. Jones

Pursuant to the terms of Mr. Jones' employment agreement, the Company is required to provide payments to him in the event that the Company terminates his employment other than for Cause or Disability or if Mr. Jones terminates his employment for Good Reason. The amount of payments is greater if the termination is in connection with or follows a Change of Control.

The definitions of "Change of Control" and "Cause" contained in the agreement are generally consistent with the Company's plans and agreements except that, solely for purposes of the severance benefits under the agreement, the definition of "Cause" is slightly more restrictive than the definition in the Company's plans. "Good Reason" generally means: involuntary relocation from the Ann Arbor, Michigan area; failure of the Company to comply with the compensation provisions of the agreement; a reduction in Executive's duties or status as a result of a Change of Control; the Company's non-renewal of the agreement; or failure to have a successor assume the agreement.

Mr. Jones is entitled under the agreement to a gross-up for excise tax on excess parachute payments, subject to a 15% "cut-back" (i.e., Change of Control payments will be reduced below the safe harbor under Section 280G of the Internal Revenue Code if the total payments are less than 15% in excess of the 280G safe harbor).

The following table describes the potential payments upon termination for Mr. Jones:

	Event			
Payments and Benefits Upon Termination	Voluntary Termination for Good Reason	Involuntary Termination without Cause	For Cause Termination or Voluntary Termination Other than for Good Reason	Change of Control Termination
Base Salary	$1,162,500	$1,162,500	N/A	$1,937,500
Short-term Incentive	$ 930,000	$ 930,000	N/A	$1,550,000
Restricted Shares	N/A	N/A	N/A	N/A
Purchased Restricted Shares	$ 86,631	$ 86,631	N/A	$ 519,786
Restricted Share Units	N/A	N/A	N/A	$1,215,818
Stock Options	N/A	N/A	N/A	$1,705,500
Post-Termination Health & Welfare Benefits	$ 8,558	$ 8,558	N/A	$ 14,284
280G Tax Gross-up	N/A	N/A	N/A	$ 532,563

Agreements with other Current Named Executive Officers

The Company has entered into certain severance and change of control agreements with the remaining named executive officers. These agreements, which are substantially similar, generally provide that, in the event of the officer's termination of employment other than for Cause or Disability the officer would be entitled to severance benefits. These agreements do not provide severance payments if the named executive officer voluntarily terminates his employment for any reason. The amount of payments is greater if the termination follows a Change of Control. The definitions of Cause and Change of Control are generally consistent with those in the plans of the Company. Under these agreements, the officer has an obligation to use reasonable efforts to seek other employment and, to the extent that he or she earns cash compensation from such other employment, the Company's obligation to make severance payments would be correspondingly reduced. Payments will be discontinued if the former executive officer competes with the Company. The amount of payments is greater if the termination is in connection with or follows a Change of Control.

The following table describes the potential payments upon termination for the remaining named executive officers:

Name	Payments and Benefits Upon Termination	Involuntary Not for Cause Termination	For Cause Termination or Voluntary Termination for any Reason	Change of Control Termination
Edward W. Wilhelm. .	Base Salary	$525,000[1]	N/A	$ 700,000
	Short-term Incentive	$420,000[1]	N/A	$ 560,000
	Restricted Shares	$373,625[2]	N/A	$ 480,375
	Purchased Restricted Shares	$ 9,910	N/A	$ 17,391
	Restricted Share Units	N/A	N/A	$1,056,825
	Stock Options	N/A	N/A	N/A
Cedric J. Vanzura. . . .	Base Salary	$525,000[1]	N/A	$ 700,000
	Short-term Incentive	$420,000[1]	N/A	$ 560,000
	Restricted Shares	$373,625[2]	N/A	$ 480,375
	Purchased Restricted Shares	$ 8,252	N/A	$ 12,086
	Restricted Share Units	N/A	N/A	$1,056,825
	Stock Options	N/A	N/A	N/A
Thomas D. Carney. . .	Base Salary	$405,000[1]	N/A	$ 540,000
	Short-term Incentive	$243,000[1]	N/A	$ 324,000
	Restricted Shares	$160,125[2]	N/A	$ 234,850
	Purchased Restricted Shares	$ 3,163	N/A	$ 3,960
	Restricted Share Units	N/A	N/A	$ 608,475
	Stock Options	N/A	N/A	N/A

Name	Payments and Benefits Upon Termination	Involuntary Not for Cause Termination	For Cause Termination or Voluntary Termination for any Reason	Change of Control Termination
Daniel T. Smith	Base Salary	$390,000[1]	N/A	$ 520,000
	Short-term Incentive	$234,000[1]	N/A	$ 312,000
	Restricted Shares	$160,125[2]	N/A	$ 234,850
	Purchased Restricted Shares	$ 6,808	N/A	$ 11,090
	Restricted Share Units	N/A	N/A	$ 608,475
	Stock Options	N/A	N/A	N/A

(1) The named executive officer will be paid 1.5 times his annual salary and target bonus if his termination occurs prior to July 17, 2007. If his termination occurs after July 16, 2007, he will be eligible for payment at one times annual salary and target bonus.

(2) This payment for restricted shares granted on March 24, 2007 will be made if the named executive officer's termination occurs prior to July 17, 2007.

Assumptions

Below is a description of the assumptions that were used in creating the tables above. Unless otherwise noted the descriptions of the payments below are applicable to all of the above tables relating to potential.

- Change of Control Date of February 2, 2007.
- All awards vest on Change of Control Date.
- All executives were terminated on February 2, 2007.
- Salary and target bonus in effect on February 2, 2007.
- Fair market value of common stock of $21.35 per share.

Payments to Former Executive Officers

The payments to Mr. Altruda and Mr. Josefowicz for periods following their termination of employment are described in notes (5) and (6), respectively, to the Summary Compensation Table. Such notes appear on pages 15 and 16.

DIRECTOR COMPENSATION

Procedures relating to the Compensation of Directors

The Nominating and Corporate Governance Committee is responsible under its charter for periodically making recommendations to the Board with respect to the compensation of directors. In fulfilling this responsibility, the Committee receives information from the Senior Vice President of Human Resources with respect to the amount and nature of the compensation of directors of the Peer Group Companies identified on page 9 hereof under the caption "Benchmarking". This information generally is reviewed by the Nominating and Corporate Governance Committee, as well as the Compensation Committee. Based upon input from these sources, the Nominating and Corporate Governance makes a recommendation to the Board with respect to the compensation of Board members, and the Board makes its determination.

Standard Compensation

For service as a director during 2006, members of the Board who are not employees of the Company were entitled to $150,000 in annual compensation, payable approximately one-third in cash, one-third in shares and one-third in options. The actual components of the compensation were $50,000 in cash, 2,643 restricted shares and 8,350 options with an exercise price equal to the fair market value on the date of the grant. The restricted shares have a one year restricted period and the options vest on the one-year anniversary of the date of grant.

Additional Fees other than for service as the Non-Executive Chairman of the Board

Each committee chairperson, other than the Chairman of the Audit Committee, received an additional $7,500. The additional payment to the Chairman of the Audit Committee was $12,000. Ms. Lane served as presiding director through June 2006 and received an additional payment of $12,500 for this role. Mr. Campbell, Ms. Lane, Mr. Pollock and Mr. Weiss served as members of a Search Committee to identify candidates to succeed Mr. Josefowicz, and received payments of $12,000, $11,750 and $12,000 respectively for their service on that committee. Mr. Pollock, who served as chairman of the Search Committee, received a payment of $17,000 for service in that role.

Compensation for the Non-Executive Chairman of the Board

Effective July 17, 2006, Mr. Pollock became Non-Executive Chairman of the Board. Mr. Pollock's additional annual compensation for service in this role is $100,000, which will be paid one-third in cash, one-third in restricted shares and one-third in stock options. The formula for determining the number of restricted shares and stock options awarded to Mr. Pollock is the same as that used for the annual director awards. For 2006, Mr. Pollock's payments as non-Executive Chairman of the Board were prorated based on the July 17, 2006 effective date of his position.

Deferral of Fees of Non-Employee Directors

A non-qualified deferred compensation plan has been established for non-employee directors. Under this plan, each non-employee director may defer up to 100% of his or her annual cash compensation. The deferrals will be considered invested in benchmark investment funds selected by the participating director from a group of eligible funds.

Non-employee directors also are permitted to defer the receipt of their stock awards.

Director Summary Compensation Table

The table below summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended February 3, 2007.

Name(a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)[1]	Option Awards ($) (d)[1]	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)[2]	Total ($) (h)
Donald G. Campbell	$62,000	$50,896	$43,903	$0	$0	$ 0	$156,799
Joel J. Cohen	$57,500	$50,896	$43,903	$0	$0	$ 0	$152,299
Amy B. Lane	$74,250	$50,896	$43,903	$0	$0	$ 0	$169,049
Brian T. Light	$50,000	$50,896	$43,903	$0	$0	$ 0	$144,799
Victor L. Lund	$62,000	$49,975	$43,903	$0	$0	$ 0	$155,878
Dr. Edna Greene Medford	$50,000	$50,067	$43,903	$0	$0	$ 0	$143,970
Lawrence I. Pollock	$87,801	$60,302	$49,828	$0	$0	$ 0	$197,931
Beth M. Pritchard	$50,000	$49,975	$43,903	$0	$0	$ 0	$143,878
Michael Weiss	$24,500	$50,896	$43,903	$0	$0	$37,500	$156,799

(1) The amounts in columns (c) and (d) represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended February 3, 2007, in accordance with FAS 123(R) of awards pursuant to the Long Term Incentive Plan which may include amounts from awards granted during or prior to 2006. The assumptions used in the calculation of these amounts are included in footnote 13 to the Company's audited financial statements for the fiscal year ended February 3, 2007 included in the Company's Annual report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2007. The amounts in column (c) include the dividends paid on restricted shares.

The grant date fair value of the stock awards in column (c) was $50,000 for the shares awarded to directors other than Mr. Pollock, and $65,160 for Mr. Pollock.

The grant date fair value of the option awards in column (d) was $50,000 for directors other than Mr. Pollock, and $65,160 for Mr. Pollock.

(2) The amount in column (g) represents the fair market value of shares of Borders Group stock paid to Mr. Weiss in lieu of cash fees to assist him in complying with the Company's ownership guidelines for directors.

The following is a summary of stock and option awards outstanding as of February 3, 2007:

Name	Stock Awards	Option Awards	
		Vested	Unvested
Campbell	2,237	0	8,350
Cohen	2,237	5,000	8,350
Lane	2,237	0	8,350
Light	2,237	0	8,350
Lund	2,237	5,000	8,350
Greene Medford	2,237	5,000	8,350
Pollock	4,466	30,000	11,474
Pritchard	2,237	5,000	8,350
Weiss	2,237	0	8,350

AUDIT COMMITTEE REPORT

In accordance with its written charter as adopted by the Board of Directors, the Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, internal controls and financial reporting practices of the Company. The Audit Committee is also responsible for evaluating audit performance, appointing, compensating, retaining and overseeing the work of the Company's independent registered public accounting firm.

The Audit Committee has received the written disclosures and the letter from Ernst & Young LLP, the Company's independent registered public accounting firm, required by Independence Standards Standard No. 1, "Independence Discussions with Audit Committees," and has discussed with Ernst & Young LLP its independence. The Audit Committee also discussed and reviewed with Ernst & Young and Company management: audit plans, audit scope, identification of audit risks and the Company's internal controls.

The Audit Committee has discussed and reviewed with the independent registered public accounting firm all communications required by the Public Company Accounting Oversight Board, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees."

Management of the Company has the primary responsibility for the Company's financial statements and reporting process, including the Company's system of internal controls. In fulfilling its oversight responsibility, the Audit Committee reviewed and discussed with management the audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended February 3, 2007, as well as the report of management and the independent registered public accounting firm's opinion thereon regarding the Company's internal control over financial reporting. In addition, the Committee reviewed and discussed with management each of the Company's earnings releases, as well as its quarterly reports to the Securities and Exchange Commission.

Based on the above-mentioned reviews and discussions with management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended February 3, 2007 be included in its Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

Victor Lund, Chairman
Donald Campbell
Amy Lane
Brian Light

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table summarizes aggregate fees billed for professional services rendered by Ernst & Young during fiscal years 2006 and 2005:

	2006	2005
Audit Fees	$1,358,481	$ 930,200
Audit Related Fees	42,000	36,100
Tax Fees(1)	278,817	285,431
All Other Fees	—	—
Total	$1,679,298	$1,251,731

(1) All of the tax fees for 2006 were for tax compliance and preparation. Ernst & Young did not provide tax consulting or advisory services to the Company.

Audit Related Fees consist principally of audits of employee benefit plans and special audits for third parties, such as landlords with respect to percentage rent calculations. Tax Fees consist principally of international tax preparation and related matters.

The Audit Committee has considered whether the provision of the services described above is compatible with maintaining the independence of the principal auditor, and has concluded that such services are compatible with auditor independence.

The Audit Committee must pre-approve all audit and all non-audit services provided by the independent registered public accounting firm, subject, with respect to non-audit services, to a de minimis exception. Under the de minimis exception, management may authorize services not contemplated at the time of the Audit Committee meeting immediately prior to the provision of such services, provided that the fees for such services do not exceed $25,000 (subject to the aggregate limitation described below). These services must be brought to the attention of the Chairman of the Audit Committee and approved at the next regularly scheduled meeting of the Audit Committee. The de minimis exception is subject to an annual aggregate limit of five percent of total revenues paid by the Company to the independent registered public accounting firm in the fiscal year when services are provided. The Audit Committee pre-approved all non-audit services for fiscal 2006 without utilization of the de minimis exception described above. Requests for approval of non-audit services are to be submitted to the Audit Committee by both the independent registered public accounting firm and the Chief Financial Officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence.

In connection with the audit of its fiscal 2006 financial statements, the Company entered into an engagement agreement with Ernst & Young LLP that contains, among other provisions, alternative dispute resolution procedures.

BENEFICIAL OWNERSHIP OF COMMON STOCK

As of the March 27, 2007 Record Date, the Common Stock was held of record by 2,617 shareholders. The following table sets forth certain information concerning the beneficial ownership of Common Stock by each shareholder who is known by the Company to own beneficially in excess of 5% of the outstanding Common Stock, by each director, by the executive officers named in the Summary Compensation table above, and by all directors and executive officers as a group, as of the Record Date.

Name and Address	Number of Shares of Common Stock[1]	Percent of Common Stock Outstanding
Dreman Value Management, L.L.C. 520 East Cooper Avenue Suite 230-4 Aspen, CO 81611	7,561,065[2][19]	12.9%
Pershing Square Capital Management, L. P. 888 Seventh Avenue, 29th Floor New York, New York 10019	6,819,280[3][19]	11.6%
Deutsche Bank AG Taunusanlage 12, D-60325 Frankfurt am Main Federal Republic of Germany	6,005,986[4][19]	10.3%
Gregory P. Josefowicz	160,485	*
Edward W. Wilhelm	152,888[5]	*
Vincent E. Altruda	126,084[6]	*
Thomas D. Carney	94,416[7]	*
Lawrence I. Pollock	79,541[8]	*
George L. Jones	71,184	*
Daniel T. Smith	67,597[9]	*
Cedric J. Vanzura	35,945	*
Amy B. Lane	30,722[10]	*
Joel J. Cohen	28,675[11]	*
Victor L. Lund	27,306[12]	*
Edna Greene Medford	25,221[13]	*
Beth M. Pritchard	23,601[14]	*
Donald G. Campbell	18,589[15]	*
Brian T. Light	15,589[16]	*
Michael Weiss	15,398[17]	*
Directors and Executive Officers as a Group	973,242[18]	1.7%

* Represents less than one percent.

(1) All figures represent shares of or the right to acquire Common Stock and include restricted shares held by directors and executive officers over which they have voting power but not investment power.

(2) Dreman Value Management L.L.C. has sole dispositive and voting power with respect to all of the shares.

(3) Pershing Square Capital Management, L. P. has shared dispositive and voting power with respect to all of the shares

(4) Deutsche Bank AG has sole dispositive power with respect to 6,005,850 shares, sole voting power with respect to 5,969,750 shares, shared voting power with respect to 136 shares and no shared dispositive power.

(5) Includes 69,000 options that are exercisable within 60 days, 5,600 shares held in an IRA account, 4,420 shares held in custodial accounts for Mr. Wilhelm's children and 1,661 shares held under the Borders Group, Inc. 401(k) Savings Plan.

(6) Includes 90,000 options that are exercisable within 60 days and 6,973 shares held under the Borders Group, Inc. 401(k) Savings Plan.

(7) Includes 63,000 options that are exercisable within 60 days.

(8) Includes 38,350 options that are exercisable within 60 days.

(9) Includes 49,000 options that are exercisable within 60 days, 1,760 shares held in an IRA account and 682 shares held under the Borders Group, Inc. 401(k) Savings Plan.

(10) Includes 8,350 options that are exercisable within 60 days.

(11) Includes 13,350 options that are exercisable within 60 days.

(12) Includes 13,350 options that are exercisable within 60 days.

(13) Includes 13,350 options that are exercisable within 60 days.

(14) Includes 13,350 options that are exercisable within 60 days.

(15) Includes 8,350 options that are exercisable within 60 days.

(16) Includes 8,350 options that are exercisable within 60 days.

(17) Includes 8,350 options that are exercisable within 60 days.

(18) Includes 396,150 options that are exercisable within 60 days.

(19) The information set forth in this table is based upon the reports filed with the Securities and Exchange Commission as of the date of the printing of this Proxy Statement.

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO THE RESTATED ARTICLES OF INCORPORATION OF THE COMPANY TO PROVIDE FOR MAJORITY VOTING IN UNCONTESTED ELECTIONS OF DIRECTORS

The Board of Directors has unanimously approved, and recommends that the shareholders approve, an amendment to the Restated Articles of Incorporation of the Company to provide for majority voting in uncontested elections of Directors. A copy of the proposed amendment is attached to this proxy statement as Appendix A.

The Company is incorporated in Michigan. Michigan law provides that, except as otherwise provided in a company's articles of incorporation, directors shall be elected by a plurality of the votes cast at an election. Since the Company's Restated Articles of Incorporation do not presently address the standard to be applied in director elections, the plurality vote standard is applicable to all elections of directors. Under the proposed amendment, in an uncontested election, nominees for the Board of Directors would have to receive a majority of the vote cast in order to be elected to the Board. In contested elections, i.e. those in which the number of nominees is greater than the number of seats available, the plurality standard would continue to be applicable.

Michigan law also provides that, once elected, a director shall continue to serve until his or her successor is elected and qualified. To address the situation in which an incumbent director does not receive a majority of the votes cast in an uncontested election, the amendment provides that any such director shall promptly tender his or her resignation to the Board of Directors. The Nominating and Corporate Governance Committee would be required to promptly consider the tender of resignation and to make a recommendation to the Board as to whether to accept or reject it. The Board would be required to act on the Committee's recommendation no later than 90 days following the date of the applicable shareholders' meeting. Following the Board's decision, the Company would be required to promptly publicly disclose the Board's decision in a Form 8-K filed with the Securities and Exchange Commission. In the event that the resignation is accepted, the Board would determine whether to fill the resulting vacancy or to reduce the size of the Board.

The Company believes that shareholders should have a meaningful role in the election of directors. Consistent with that belief, the Company has maintained a policy requiring any director who does not receive a majority of the votes cast in an uncontested election to tender his or her resignation. Also, at the Company's 2006 Annual Meeting, the shareholders of the Company approved a proposal relating to majority voting for directors. The proposed amendment is consistent with the Company's belief with respect to the role that shareholders should play in electing directors and with the action of our shareholders at the 2006 Annual Meeting.

The Board of Directors recommends that the shareholders vote FOR the approval of the proposed amendment to the Restated Articles of Incorporation of the Company.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected the firm of Ernst & Young LLP as the independent registered public accounting firm to perform the integrated audit of the financial statements of the Company for the 2007 fiscal year. Additional information regarding the Audit Committee and the independent auditors, including the fees paid by the Company to Ernst & Young in fiscal 2006, is provided in the "Report of the Audit Committee" in this Proxy Statement.

Representatives from Ernst & Young are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

The Company is asking its shareholders to ratify the selection of Ernst & Young as the Company's independent registered public accounting firm. Although ratification is not required by the Company's Bylaws or otherwise, the Board is submitting the selection of Ernst & Young to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the appointment, the Audit Committee may reconsider its selection. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company or its shareholders.

The Board of Directors recommends that the shareholders vote FOR the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2007.

PROPOSAL 4

SPECIAL SHAREHOLDER MEETINGS

The Company has been advised that Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968, the beneficial owner of 1600 shares of the Common Stock of the Company, intends to present the following proposal at the Annual Meeting:

RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting.

Shareholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Thus this proposal asks our board to amend our bylaws to establish a process by which holders of 10% to 25% of our outstanding common shares may demand that a special meeting be called. The corporate laws of many states provide that holders of only 10% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. Accordingly, a 10% to 25% threshold strikes a reasonable balance between enhancing shareholder rights and avoiding excessive distraction at our company.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System and the Connecticut Retirement Plans and also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings. This topic also won 65% support of JPMorgan Chase & Co. (JPM) shareholders at the 2006 JPM annual meeting.

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported:

- Our CEO pay not adequately performance-based according to The Corporate Library, http://www.thecorporatelibrary.com/ an independent investment research firm.
- Our directors were not required to own stock.
- We, as shareholders, had no right to act by written consent.
- Our potentially over-committed directors with 4 board seats each included:

  Mr. Lund

  Mr. Weiss
- Mr. Lund's board service included Service Corp. (SCI) rated "D" by The Corporate Library.
- Mr. Lund also chaired our key Audit Committee.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes to enable shareholders to call for:

Special Shareholder Meetings
Yes on 4

BOARD OF DIRECTORS' STATEMENT OPPOSING THE PROPOSAL ON SPECIAL SHAREHOLDER MEETINGS

Under our by-laws, the chief executive officer or the Board of Directors may call a special meeting of shareholders. This provision conforms to the requirements of the Michigan Business Corporation Act (the "Act"). The Company believes that, given the significant time commitment required of Board members and senior management in preparing for a shareholders' meeting, as well as the significant costs involved in preparing, printing and distributing proxy materials, allowing a minority of shareholders to call a special meeting could impose substantial financial and administrative burdens on the Company without any benefit to the shareholders as a whole.

The Company's current by-law provisions, together with its governance structure, adequately protect the interests of shareholders. The Company has established procedures, as described on pages 7 and 8, pursuant to which shareholders may communicate with directors. In addition, Section 10 of Article III of the by-laws of the Company requires that the independent chairman or lead director, as the case may be, be available upon request to meet with major shareholders. If any shareholder believes that a special meeting should be called, the shareholder may request that the Board call a special meeting. The Board, 90% of the members of which are independent, would then determine whether or not it is appropriate to do so.

Accordingly, the Board of Directors recommends a vote AGAINST Proposal 4.

PROPOSAL 5

SEPARATE THE ROLES OF CEO AND CHAIRMAN

The Company has been advised that Mr. John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, the beneficial owner of 200 shares of the Common Stock of the Company, intends to present the following proposal at the Annual Meeting:

RESOLVED: Shareholders request that our Board establish a rule (specified in our charter or bylaws unless absolutely impossible) of separating the roles of our CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible.

This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of our shareholder meeting.

The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including our Chief Executive Officer. Separating the roles of CEO and Chairman can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

This topic won our 62% support vote at our 2006 annual meeting. The Council of Institutional Investors www.cii.org recommends adoption of a shareholder proposal after it wins one majority vote. The council does not recommend that a board stall for a second majority vote before taking action. Also at least one proxy advisory service has recommend a no-vote for directors who do not adopt a shareholder proposal after it wins one majority vote.

It is the role of our CEO and management to run the business of our company. Meanwhile it is the role of the Board of Directors to provide independent oversight of our CEO and management. Our CEO should not be his own boss while managing our company's business. Under the leadership of the Chairman, the board should give strategic direction and guidance and represent the best interests of shareholders in maximizing value.

More companies are recognizing the separation of Chairman and CEO to be a sound corporate governance practice. Also several respected institutions recommend separation. The Council of Institutional Investors adopted a Corporate Governance Policy which recommends, "The board should be chaired by an independent director."

Under our current rules one person can hold the job of both CEO and Chairman for years at a time. Under our current rules our CEO can continue in his current job and also take on the additional job of Chairman.

Separate the Roles of CEO and Chairman
Yes on 5

BOARD OF DIRECTORS' STATEMENT OPPOSING PROPOSAL ON SEPARATION OF THE ROLES OF CEO AND BOARD CHAIR

During 2006, the Board of Directors of the Company appointed Mr. Pollock, an independent director, to serve as Chairman of the Board. It also amended the by-laws of the Company to assure that, at all times, the Company will have either an independent chairman or a lead director with specified responsibilities. The Company believes that this governance structure assures the appropriate level of oversight and independence, while maintaining the flexibility to combine the functions of chairman and chief executive in the future if it is in the best interests of the Company to do so.

Under the by-laws of the Company, the independent directors are required to designate one of the members of the Board to serve as the Chairman of the Board. If the person selected to serve as Chairman is an independent director, he or she will have such duties and authority as the independent directors shall from time to time specify, which shall include, at a minimum, the following: (a) presiding at all meetings of the Board; (b) serving as liaison between the chief executive officer and the independent directors; (c) approving information sent to the Board; (d) approving meeting agendas for the Board; (e) approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; (f) the authority to call meetings of independent directors; and (g) if requested by major shareholders, assure that he or she is available for consultation and direct communication.

If the person selected to serve as Chairman is not an independent director, the by-laws require that the independent directors designate one of the independent directors to be the Lead Director. The Lead Director will have shall have such duties and authority as the independent directors shall from time to time specify, which shall include, at a minimum, presiding at all meetings of the Board at which the chairman is not present, including executive sessions of the independent directors, and all of the duties and authority enumerated in (b) through (g) of the preceding paragraph.

This by-law provision clearly provides for independent oversight by designating specific responsibilities that will be undertaken by either an independent Chairman of the Board or by an independent Lead Director. In addition, it maintains the flexibility for the Board to permit a single person to hold the chief executive officer and chairman titles in the future if the Board deemed that to be in the best interests of the Company and its shareholders. The Proposal would limit this flexibility without a corresponding benefit to shareholders and should not be adopted.

The Board of Directors recommends a vote AGAINST Proposal 5.

PROPOSALS OF SHAREHOLDERS

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, any shareholder proposals intended to be presented at the 2008 Annual Meeting of Shareholders must be received by the Company no later than December 18, 2007 in order to be considered for inclusion in the Proxy Statement and form of proxy relating to that meeting.

Section 8 of Article II of the Company's bylaws additionally provides that, for director nominations or shareholder proposals to be properly brought before any annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company and must comply with the other requirements of the bylaws. For director nominations and shareholder proposals to be presented at the 2008 Annual Meeting of Shareholders, notice of such nomination or proposal containing certain information required under the Company's bylaws must be delivered to the Secretary at the principal executive offices of the Company not later than the close of business on February 23, 2008 nor earlier than the close of business on January 24, 2008. If the Company does not receive notice of a director nomination or shareholder proposal within this time frame, the Company will be entitled to exclude such nomination or proposal from the matters which may be properly be brought before the 2008 Annual Meeting.

The dates set forth above will change if the date of the Company's 2008 Annual Meeting is changed by more than 30 days from the date of this year's meeting, in which event the new dates will be set forth in one of the Company's Form 10-Q Quarterly Reports.

COPIES OF THE COMPANY'S 2006 ANNUAL REPORT TO SHAREHOLDERS AND ITS ANNUAL REPORT ON FORM 10-K FOR THE COMPANY'S FISCAL YEAR ENDED FEBRUARY 3, 2007 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, ARE BEING MAILED TO SHAREHOLDERS WITH THIS PROXY STATEMENT. ADDITIONAL COPIES WILL BE PROVIDED TO SHAREHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST TO ANNE ROMAN, INVESTOR RELATIONS, BORDERS GROUP, INC., 100 PHOENIX DRIVE, ANN ARBOR, MICHIGAN 48108-2202.

PROPOSED AMENDMENT TO THE RESTATED ARTICLES OF INCORPORATION OF THE COMPANY

Article V, Section (2)

(2) The number of directors shall be as from time to time fixed by, or in the manner provided in, the By-laws of the Corporation. Directors shall be elected by the affirmative vote of the majority of the votes cast in person or by proxy at any meeting for the election of directors at which a quorum is present; provided that, if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a nominee exceeds the shares voted "against" or "withheld" with respect to the nominee. Abstentions and broker non-votes shall not be deemed to be votes cast for purposes of tabulating the vote.

Any incumbent director who fails to receive, in an election as to which majority voting applies, the affirmative vote of the majority of the votes cast shall tender his or her resignation to the Board of Directors promptly following certification of the shareholder vote. The Nominating and Corporate Governance Committee shall promptly consider the tender of resignation and make a recommendation to the Board as to whether to accept or reject the tendered resignation or whether other action should be taken. Any director who tenders his or her resignation shall not participate in any Committee or Board deliberations, recommendations or decisions relating thereto.

The Board shall act on the Committee's recommendation no later than 90 days following the date of the shareholders' meeting at which the election occurred. Following the Board's decision, the Corporation shall promptly publicly disclose the Board's decision as to whether or not to accept the resignation as tendered in a Form 8-K filed with the Securities and Exchange Commission.

In the event that the application of this Section (2) results in a vacancy on the Board, the Board shall determine whether to fill such vacancy or to reduce the size of the Board.

form 10-K

for fiscal year
nded February 3, 2007

BORDERS
Group



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 3, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number 1-13740

BORDERS GROUP, INC.

(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	38-3294588 (I.R.S. Employer Identification No.)
100 Phoenix Drive, Ann Arbor, Michigan (Address of principal executive offices)	48108 (Zip code)

(734) 477-1100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(g) of the act:

Title of Class	Name of Exchange on which registered
Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 (§229.405 of this chapter) of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $1,186,070,569 based upon the closing market price of $19.07 per share of Common Stock on the New York Stock Exchange as of July 28, 2006.

Number of shares of Common Stock outstanding as of March 27, 2007: 58,568,352

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders are incorporated by reference into Part III.

BORDERS GROUP, INC. INDEX

		Page
PART I		
Item 1.	Business	1
Item 1A.	Risk Factors	8
Item 1B.	Unresolved Staff Comments	12
Item 2.	Properties	12
Item 3.	Legal Proceedings	13
Item 4.	Submission of Matters to a Vote of Security Holders	15
PART II		
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
Item 6.	Selected Financial Data	18
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	19
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	40
Item 8.	Financial Statements and Supplementary Data	42
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	67
Item 9A.	Controls and Procedures	67
Item 9B.	Other Information	69
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	69
Item 11.	Executive Compensation	69
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	69
Item 13.	Certain Relationships and Related Transactions and Director Independence	69
Item 14.	Principal Accounting Fees and Services	70
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	70
	Signatures	74

PART I

Item 1. Business

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, all of which are subject to risks and uncertainties. Forward-looking statements reflect management's current expectations and are inherently uncertain. The Company's actual results may differ significantly from management's expectations. One can identify these forward-looking statements by the use of words such as "projects," "expected," "estimated," "look toward," "continuing," "planning," "guidance," "goal," "will," "may," "intend," "anticipates," and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address matters such as the Company's future financial performance (including earnings per share growth, EBIT margins and inventory turns, same-store sales growth, and anticipated capital expenditures and depreciation and amortization amounts), its strategic plans and expected benefits relating to such plans (including steps to be taken to improve the performance of domestic superstores, the exploration of strategic alternatives with respect to certain international operations, the downsizing of the Specialty Retail segment and the development of a proprietary Web site) and its intentions with respect to dividend payments and share repurchases. These statements are subject to risks and uncertainties that could cause actual results and plans to differ materially from those included in the Company's forward-looking statements. These risks and uncertainties include, but are not limited to, consumer demand for the Company's products, particularly during the holiday season, which is believed to be related to general economic and geopolitical conditions, competition and other factors; the availability of adequate capital to fund the Company's operations and to carry out its strategic plans; the performance of the Company's information technology systems and the development of improvements to the systems necessary to implement the Company's strategic plan, and, with respect to the exploration of strategic alternatives for certain international operations, the ability to attract interested third parties. Although it is not possible to predict or identify all such factors, they may include the risks discussed in "Item 1A. — Risk Factors." The Company does not undertake any obligation to update forward-looking statements.

General

Borders Group, Inc., through its subsidiaries, Borders, Inc. ("Borders"), Walden Book Company, Inc. ("Waldenbooks"), Borders (UK) Limited, Borders Australia Pty Limited and others (individually and collectively, "the Company"), is the second largest operator of book, music and movie superstores and the largest operator of mall-based bookstores in the world based upon both sales and number of stores. At February 3, 2007, the Company operated 567 superstores under the Borders name, including 499 in the United States, 41 in the United Kingdom, 20 in Australia, three in Puerto Rico, two in New Zealand, and one each in Singapore and Ireland. The Company also operated 564 mall-based and other bookstores primarily under the Waldenbooks name in the United States and 30 bookstores under the Books etc. name in the United Kingdom. In addition, the Company owns and operates United Kingdom-based Paperchase Products Limited ("Paperchase"), a designer and retailer of stationery, cards and gifts. As of February 3, 2007, Paperchase operated 99 stores, primarily in the United Kingdom, and Paperchase shops have been added to nearly 250 domestic Borders superstores.

Business Strategy

On March 22, 2007, the Company announced a new strategic plan, the principal components of which are as follows: grow comparable store sales and profitability in the domestic Borders superstores, right-size the Waldenbooks Specialty Retail business, explore strategic alternatives in the International segment, and leverage innovation, technology and strategic alliances to differentiate the Company's business, primarily through its recently-launched Borders Rewards loyalty program and through the planned launch of a proprietary e-commerce Web site in early 2008. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the Company's business strategy.

Segment Information

The Company is organized based upon the following operating segments: domestic Borders superstores, Waldenbooks Specialty Retail stores, International stores (including Borders, Books etc. and Paperchase stores), and Corporate (consisting of certain corporate governance and other costs). See "Note 15 — Segment Information" in the notes to consolidated financial statements for further information relating to these segments.

Domestic Borders Superstores

Borders is a premier operator of book, music and movie superstores in the United States, offering customers selection and service that the Company believes to be superior to other such superstore operators. A key element of the Company's strategy is to grow comparable store sales and profitability of its domestic Borders superstore operations. In 2006, the Company opened 31 new Borders superstores, achieved average sales per square foot of $236 and average sales per superstore of $5.7 million. Borders superstores also achieved compound annual net sales growth of 3.6%, 5.3% and 5.0% for the three years ended February 3, 2007, January 28, 2006 and January 23, 2005, respectively. Borders superstores offer customers a vast assortment of books, music and movies, superior customer service, value pricing and an inviting and comfortable environment designed to encourage browsing. Borders superstores carry an average of 94,500 book titles, with individual store selections ranging from 52,000 titles to 171,000 titles, across numerous categories, including many hard-to-find titles. As of February 3, 2007, 487 of the 499 domestic Borders superstores were in a book, music and movie format, which also features an extensive selection of pre-recorded music, with a broad assortment in categories such as jazz, classical and world music, and a broad assortment of DVDs, focusing on new release and catalog movies. A typical Borders superstore carries approximately 14,000 titles of music and over 7,400 titles of movies.

Borders superstores average 24,800 square feet in size, including approximately 13,000 square feet devoted to books, 2,900 square feet devoted to music, 800 square feet devoted to newsstand and 900 square feet devoted to movies. Through its remodeling efforts, Borders is realigning space devoted to specific categories which, in general, results in an increase in space for categories such as books, movies and gifts and stationery and a reduction in music space. As part of those efforts, the Company remodeled 88 Borders superstores during 2006.

Stores opened in 2006 averaged 22,800 square feet. Each store is distinctive in appearance and architecture and is designed to complement its local surroundings, although Borders utilizes certain standardized specifications to increase the speed and lower the cost of new store openings.

The typical Borders superstore also dedicates approximately 900 square feet to gifts and stationery. In 2005, the Company began to install Paperchase shops in all new and most remodeled domestic superstores as part of a long-term plan to enhance the variety and distinctiveness of the Company's gifts and stationery offering. The Company will continue to convert gifts and stationery departments to Paperchase shops through its store remodeling efforts.

In addition, the Company devotes approximately 1,400 square feet to a cafe within virtually all Borders superstores. In August 2004, the Company entered into a licensing agreement with Seattle's Best Coffee, a wholly-owned subsidiary of Starbucks Corporation, through which the Company will operate Seattle's Best Coffee-branded cafes within substantially all of the Company's existing Borders superstores in the continental U.S. and Alaska and new stores as they are opened. Cafes located within existing Borders superstores began conversion to Seattle's Best Coffee cafes in early 2005, and will continue through 2007. There is no change expected in the size of the cafes as a result of the conversion to Seattle's Best Coffee.

The number of Borders domestic superstores located in each state and the District of Columbia as of February 3, 2007 are listed below:

State	Number of Stores	State	Number of Stores
Alaska	1	Montana	3
Arizona	12	Nebraska	2
Arkansas	1	Nevada	6
California	80	New Hampshire	4
Colorado	14	New Jersey	17
Connecticut	10	New Mexico	5
Delaware	2	New York	29
District of Columbia	3	North Carolina	10
Florida	24	Ohio	19
Georgia	15	Oklahoma	4
Hawaii	7	Oregon	7
Idaho	2	Pennsylvania	23
Illinois	35	Rhode Island	2
Indiana	12	South Dakota	1
Iowa	4	Tennessee	7
Kansas	7	Texas	22
Kentucky	5	Utah	3
Louisiana	1	Vermont	1
Maine	3	Virginia	15
Maryland	12	Washington	12
Massachusetts	13	West Virginia	2
Michigan	17	Wisconsin	6
Minnesota	8	Total	499
Mississippi	1		
Missouri	10		

Waldenbooks Specialty Retail Stores

Waldenbooks Specialty Retail operates small format stores in malls, airports and outlet malls, offering customers a convenient source for new releases, hardcover and paperback bestsellers, periodicals and a standard selection of other titles. Waldenbooks Specialty Retail operates stores under the Waldenbooks, Borders Express and Borders Outlet names, as well as Borders-branded airport stores. Average sales per square foot were $243 and average sales per store were $1.1 million for 2006. Waldenbooks Specialty Retail stores average approximately 3,800 square feet in size, and carry an average of 19,000 titles, ranging from 9,000 in an airport store to 31,500 in a large format store.

In 2004 and 2005, the Company converted 135 Waldenbooks stores to Borders Express stores, with an expanded merchandise selection, including music, movies and gifts and stationery. During 2006, another 21 Waldenbooks stores were converted to Borders Express stores.

The number of Waldenbooks Specialty Retail stores located in each state and the District of Columbia as of February 3, 2007 are listed below:

State	Number of Stores	State	Number of Stores
Alabama	3	Nebraska	4
Alaska	2	Nevada	4
Arizona	6	New Hampshire	5
Arkansas	3	New Jersey	21
California	44	New Mexico	2
Colorado	6	New York	24
Connecticut	9	North Carolina	16
Delaware	2	North Dakota	2
District of Columbia	1	Ohio	31
Florida	36	Oklahoma	9
Georgia	14	Oregon	7
Hawaii	7	Pennsylvania	46
Idaho	3	Rhode Island	2
Illinois	30	South Carolina	10
Indiana	14	South Dakota	2
Iowa	6	Tennessee	9
Kansas	5	Texas	30
Kentucky	11	Utah	3
Louisiana	5	Vermont	3
Maine	2	Virginia	16
Maryland	18	Washington	12
Massachusetts	19	West Virginia	6
Michigan	24	Wisconsin	10
Minnesota	4	Wyoming	1
Mississippi	4	Total	564
Missouri	8		
Montana	3		

International Stores

The Company's International operations began in 1997 with the acquisition of Books etc. in the United Kingdom and the opening of a superstore in Singapore. Since then, the Company has expanded its International operations to establish a presence on four continents, and opened 13 International superstores in 2006.

International superstores as of February 3, 2007 are listed below:

Country	Number of Stores
Australia	20
Ireland	1
New Zealand	2
Puerto Rico	3
Singapore	1
United Kingdom	41
Total	68

International superstores, which operate under the Borders name, achieved average sales per square foot of $413 and average sales per superstore of $8.2 million in 2006. International superstores range between 13,500 and 42,400 square feet in size, and are located in both city center as well as suburban locations. All International superstores offer book, music, movie and gifts and stationery merchandise and feature cafes. Those cafes located in the United Kingdom are licensed to and operated by Starbucks Coffee Company (U.K.) Limited. Cafes located in Australia and New Zealand are licensed to and operated by Gloria Jean's Coffees. The gifts and stationery departments in the United Kingdom and select Asia Pacific superstores are branded Paperchase. The Company owns substantially all of Paperchase, as discussed below.

The Company also operated 30 stores under the Books etc. name in the United Kingdom as of February 3, 2007, which are small-format stores located primarily in central London or in various airports in the United Kingdom. These stores primarily offer books and average 4,800 square feet in size, with the largest being 10,700 square feet and the smallest being 600 square feet.

In July 2004, the Company increased its 15% equity stake in Paperchase to 97%. Paperchase is a brand leader in design-led and innovative stationery retailing in the United Kingdom. As of February 3, 2007, the Company operated 52 Paperchase locations as stand-alone stores and concessions in selected House of Fraser and Selfridges stores. In addition, the Company operates concessions in certain International Borders superstores and certain Books etc. stores. The vast majority of Paperchase's merchandise is developed specifically by and for Paperchase and, as such, can only be found in Paperchase stores.

Internet

The Company, through its subsidiaries, has agreements with Amazon.com, Inc. ("Amazon") to operate Web sites utilizing the Borders.com, Waldenbooks.com, Borders.co.uk and Booksetc.co.uk URLs (the "Web Sites"). Under these agreements, Amazon is the merchant of record for all sales made through the Web Sites, and determines all prices and other terms and conditions applicable to such sales. Amazon is responsible for the fulfillment of all products sold through the Web Sites and retains all payments from customers. The Company receives referral fees for products purchased through the Web Sites. The agreements contain mutual indemnification provisions, including provisions that define between the parties the responsibilities with respect to any liabilities for sales, use and similar taxes, including penalties and interest, associated with products sold on the Web Sites. Currently, taxes are not collected with respect to products sold on the Web Sites except in certain states. As previously discussed, the Company plans to launch its proprietary e-commerce Web site in early 2008.

Distribution

The Company's centralized distribution system, consisting of 16 distribution facilities worldwide, significantly enhances its ability to manage inventory on a store-by-store basis. Inventory is shipped from vendors primarily to the Company's distribution centers. Approximately 90% of the books carried by the Company's stores are processed through the Company's distribution facilities. Borders purchases substantially all of its music and movie merchandise directly from manufacturers and utilizes the Company's own distribution center to ship approximately 95% of its music and movie inventory to its stores.

In general, unsold books can be returned to their publishers at cost. Domestic Borders superstores and Waldenbooks Specialty Retail stores return books to the Company's centralized returns center near Nashville, Tennessee to be processed for return to the publishers. In general, Borders can return music and movie merchandise to its vendors at cost plus an additional fee to cover handling and processing costs.

As of February 3, 2007, the Company's primary distribution centers were located in the following localities:

Locality, Country	Number	Square Footage
Auckland, New Zealand	1	1,800
Bedfordshire, United Kingdom	1	67,000
California, United States	1	414,000
Christchurch, New Zealand	1	700
Indiana, United States	1	96,000
Kuala Lumpur, Malaysia	1	4,200
Melbourne, Australia	1	35,300
Ohio, United States	1	172,000
Pennsylvania, United States	1	600,000
Perth, Australia	1	12,000
Puerto Rico	1	700
Singapore	1	8,200
St. Columb, United Kingdom	1	100,000
Tennessee, United States	3	926,000
Total	16	2,437,900

The Company has undertaken a multi-year initiative to enhance the efficiency of its distribution and logistics network. In continuation of this strategy in 2006 is the completed relocation of the Company's Harrisburg, Pennsylvania distribution facility to a new, 600,000 square foot, state-of-the-art facility near Carlisle, Pennsylvania. In addition, some of the operations of the Company's Indiana facility, and those of a facility in Tennessee, were transferred to other facilities in 2006. Subsequently, the Indiana facility will be closed in 2007. These changes will optimize inventory and supply chain management, and position the Company for continued future growth.

Employees

As of February 3, 2007, the Company had a total of approximately 16,600 full-time employees and approximately 17,000 part-time employees worldwide. When hiring new employees, the Company considers a number of factors, including education, experience, diversity, personality and orientation toward customer service. All new store employees participate in a training program that provides up to two weeks of in-store training in all aspects of customer service and selling, including title searches for in-stock and in-print merchandise, sorting, merchandising, operation of point of sale terminals and store policies and procedures. The Company believes that its relations with employees are generally excellent. The Company's employees are not represented by unions.

Trademarks and Service Marks

Borders®, Borders Book Shop®, Borders Books & Music®, and Borders Books Music Cafe® among other marks, are all registered trademarks and service marks used by Borders. Borders Rewards® is a service mark used by Borders and Waldenbooks. Brentano's®, Waldenbooks®, and Waldenkids®, among other marks, are all registered trademarks and service marks used by Waldenbooks. Books etc.® is a registered trademark and service mark used by Borders (UK) Limited. Paperchase® is a registered trademark used by Paperchase Products Limited. Borders.com® is a registered trademark and service mark used by Borders Online, Inc. The Borders, Waldenbooks, Books etc., Borders.com, Waldenbooks.com, and Borders.co.uk service marks are used as trade names in connection with their business operations.

Executive Officers of the Company

Set forth below is certain information regarding the executive officers of the Company:

Name	Age	Position
George L. Jones	56	President and Chief Executive Officer
Kenneth H. Armstrong	57	Executive Vice President of U.S. Stores
Robert P. Gruen	57	Executive Vice President of Merchandising and Marketing
Cedric J. Vanzura	42	Executive Vice President Emerging Business, Technology, Chief Strategy Officer
Edward W. Wilhelm	48	Executive Vice President, Chief Financial Officer
Thomas D. Carney	60	Senior Vice President, General Counsel and Secretary
Daniel T. Smith	42	Senior Vice President, Human Resources

George L. Jones was appointed President, Chief Executive Officer and a Director of the Company effective July 17, 2006. Mr. Jones has more than three decades of retail experience including his most recent post as President and Chief Executive Officer of the Saks Department Store Group. Prior to Saks, Mr. Jones was President, Worldwide Licensing and Retail, for Warner Bros., where in addition to his core responsibilities, he oversaw Warner Bros. Worldwide Publishing, Kids WB Music, Warner Bros. Interactive Entertainment, WB Sports and Warner Bros. Studio Stores. His background also includes key merchandising and operations positions at Target Corporation, including Executive Vice President-Store Operations and Senior Vice President-Merchandising.

Kenneth H. Armstrong was appointed Executive Vice President of U.S. Stores effective February 2007. Mr. Armstrong has over 30 years of retail experience including the past three years as Senior Vice President, Director of Stores for Parisian, a division of Saks Department Store Group. Prior to Parisian, Mr. Armstrong served as Senior Vice President, Director of Stores, for Lord & Taylor. Before joining Lord & Taylor, he spent 15 years in store operations management positions at Macy's.

Robert P. Gruen was appointed Executive Vice President, Merchandising and Marketing effective February 2007. Mr. Gruen has more than three decades of retail experience including positions at Target, Roses Stores, Warner Bros., and Parisian. Most recently, Mr. Gruen served for 1 year as Executive Vice President of Merchandising for HSN (Home Shopping Network), where he was responsible for strategic direction of the merchandise group. Immediately prior to his role at HSN, Mr. Gruen served for two years as Group Vice President of Meijer, Inc., and prior to that served for two years as President and Chief Executive Officer of Parisian. Previous experience includes key merchandising and marketing positions at Warner Bros. and Target Stores.

Cedric J. Vanzura has served as Executive Vice President Emerging Business, Technology, Chief Strategy Officer since August 2006. From April 2005 until August 2006, he served as President of Borders Group International, Paperchase Worldwide and Information Technology. From March 2003 through April 2005, Mr. Vanzura served as President of Waldenbooks Specialty Retail and Information Technology. Prior to rejoining the Company, Mr. Vanzura served as Chief Strategy Officer, Information Systems and Services for General Motors Corporation from 2000 to 2003. He was President and Chief Operating Officer for Lifemasters, a national disease management provider, from 1999 to 2000. From 1994 to 1999, Mr. Vanzura served in a variety of management positions with the Company, most recently as President of Borders Online.

Edward W. Wilhelm has served as Executive Vice President and Chief Financial Officer of the Company since August 2000. From 1997 through August 2000, Mr. Wilhelm served as Vice President of Planning, Reporting and Treasury for the Company. From 1994 through 1997, Mr. Wilhelm served as Vice President of Finance. Mr. Wilhelm serves as a director of The Steak n Shake Company.

Thomas D. Carney has served as Senior Vice President, General Counsel and Secretary of the Company since December 1994. For more than five years prior to joining the Company, Mr. Carney was a Partner at the law firm of Dickinson, Wright, Moon, Van Dusen & Freeman in Detroit, Michigan.

Daniel T. Smith has served as Senior Vice President of Human Resources of the Company since March 2000. From April 1998 to March 2000, Mr. Smith served as Vice President of Human Resources of Waldenbooks. Mr. Smith served as Director of Human Resources for Waldenbooks from April 1996 to April 1998. He also served as Director of Compensation and Benefits of the Company from July 1995 to April 1996.

Additional Information

The Company's Web site is located at www.bordersgroupinc.com. The information found on the Company's Web site is not part of this or any other report filed or furnished to the U.S. Securities and Exchange Commission. The Company makes available on this Web site under "Investors," annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after having electronically filed or furnished such materials to the U.S. Securities and Exchange Commission. Also available on this Web site are the Company's corporate governance documents, including its committee charters and its Business Conduct Policy, Policy and Procedures Regarding Related Party Transactions, and a Code of Ethics Relating to Financial Reporting. The Company will disclose on its Web site any amendments to the Business Conduct Policy or the Code of Ethics Relating to Financial Reporting and any waiver that would otherwise be required to be filed on a Form 8-K.

Printed copies of any of the documents available on the Company's Web site will be provided to any shareholder without charge upon written request to Anne Roman, Investor Relations, Borders Group, Inc., 100 Phoenix Drive, Ann Arbor, Michigan 48108-2202.

The Company has filed with the Securities and Exchange Commission, as an exhibit to its Form 10-K annual report for fiscal 2006, the Sarbanes-Oxley Act Section 302 Certifications regarding the quality of the Company's public disclosure. During 2006, Mr. Jones certified to the New York Stock Exchange that he was not aware of any violation by the Company of any NYSE Corporate Governance Listing Standards.

Item 1A. Risk Factors

Risk Factors

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial also may impair the Company's business operations. If any of the following risks occur, the Company's business, financial condition, operating results and cash flows could be materially adversely affected.

Competitive Environment

The Company has experienced declines in net income in each of the last two years and such declines may continue, particularly during early fiscal 2007, which is expected to be a year of transformation. The decline is attributable to a number of factors, including increased competition from Internet retailers and a greater concentration on the sale of books and music by mass merchants and other non-bookstore retailers. In addition, with respect to music, the downloading of titles has significantly impacted sales of CDs sold by the Company. In addition, the overall consumer demand for products sold by the Company, particularly music, has either declined or not experienced significant growth in recent years.

The retail book business is highly competitive. Competition within the retail book industry is fragmented, with Borders facing direct competition from other national superstore operators, as well as regional chains and superstores. In addition, Borders and Waldenbooks compete with each other, as well as other specialty retail stores that offer books in a particular area of specialty, independent single store operators, discount stores, drug stores, warehouse clubs, mail order clubs and mass merchandisers. In the future, Borders and Waldenbooks may face additional competition from other categories of retailers entering the retail book market.

The music and movie businesses are also highly competitive and Borders faces competition from large established music chains, established movie chains, as well as specialty retail stores, movie rental stores, discount stores, warehouse clubs and mass merchandisers. In addition, consumers receive television and mail order offers and have access to mail order clubs. The largest mail order clubs are affiliated with major manufacturers of pre-recorded music and may have advantageous marketing relationships with their affiliates.

The Internet is a significant channel for retailing in all media categories that the Company carries. In particular, the retailing of books, music and movies over the Internet is highly competitive. In addition, the Company faces competition from companies engaged in the business of selling books, music and movies via electronic means, including the downloading of books, music and movie content.

Planned Strategy for Domestic Borders Superstores

The Company's business strategy is dependent principally on its ability to grow comparable store sales and profitability in its domestic superstores. The Company is currently exploring changes to its superstore format, and is in the process of developing a concept store that incorporates these changes. This new concept store is expected to improve performance in the Company's domestic superstore business. The concept store will incorporate many new components, including enhancement to certain categories within the store, as well as certain technology enhancements. These technology enhancements are principally tied to the Company's efforts to launch its own e-commerce business. The Company also plans to leverage its recently launched Borders Rewards loyalty program to drive sales. There can be no assurance that the concept store changes, Borders Rewards or the e-commerce business will be successful in improving sales and profitability.

Planned Strategy for the Waldenbooks Specialty Retail Business

Waldenbooks' results are highly dependent upon conditions in the mall retailing industry, including overall mall traffic. Mall traffic has been sluggish over the past several years and the Company expects it to remain so for the foreseeable future. In addition, increased competition from superstores, the Internet and mass merchants has adversely affected Waldenbooks' sales and comparable store sales. As a result, the Company plans to aggressively right-size the Waldenbooks mall store base. There can be no assurance that the Company will be able to do so at the correct rate, or that such efforts will be successful in improving sales or profitability of the Waldenbooks Specialty Retail business. The Company's plans could result in additional asset impairments and store closure costs. Also, there can be no assurance that mall traffic will not decline further or that competition, or other factors, will not further adversely affect Waldenbooks' sales.

Planned Strategy for International Business

The Company's operations in international markets have additional risks. It is costly to establish international facilities and operations, and to promote the Company's brands internationally. Sales from the Company's International segment may not offset the expense of establishing and maintaining the related operations and, therefore, these operations may not be profitable on a sustained basis. In addition, local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their more established local brand name recognition. The Company is currently exploring strategic alternatives, including possible sale, franchise opportunity or restructuring, for portions of the International businesses, including the U.K. superstores, Books etc. stores, as well as the Ireland, Australia and New Zealand superstores. There can be no assurance that the Company will be able to attract interested third parties, or in lieu of that, operate its International businesses profitably.

Planned Strategy for E-commerce Business

The Company's business strategy includes development of a proprietary e-commerce platform, which will include both in-store and online e-commerce components. The Company expects to launch its e-commerce Web site in early 2008. Prior to April 2001, the Company operated a proprietary e-commerce business and experienced significant losses. There can be no assurance that the Company will be able to launch the planned e-commerce Web site on time or operate it profitably.

Business Strategy

The Company's future results will depend, among other things, on its success in implementing its business strategy. There can be no assurance that the Company will be successful in implementing its business strategy, or that the strategy will be successful in sustaining acceptable levels of sales growth and profitability.

Seasonality

The Company's business is highly seasonal, with sales generally highest in the fourth quarter. In 2006, 36.8% of the Company's sales and 43.7% of the Company's gross profit were generated in the fourth quarter. The Company's results of operations depend significantly upon the holiday selling season in the fourth quarter; less than satisfactory net sales for such period could have a material adverse effect on the Company's financial condition or results of operations for the year and may not be sufficient to cover any losses which may be incurred in the first three quarters of the year. Other factors that could affect the holiday selling season include general economic and geopolitical conditions, overall consumer spending patterns, weather conditions and, with respect to the Company's mall business, overall mall traffic. The Company's expansion program generally is weighted with store openings in the second half of the fiscal year. In the future, changes in the number and timing of store openings, or other factors, may result in different seasonality trends.

Consumer Spending Patterns

Sales of books, music and movies have historically been dependent upon discretionary consumer spending, which may be affected by general economic conditions, consumer confidence and other factors beyond the control of the Company. In addition, sales are dependent in part on the strength of new release products which are controlled by vendors. A decline in consumer spending on books, music and movies, or in bestseller book, music and movie buying could have a material adverse effect on the Company's financial condition and results of operations and its ability to fund its growth strategy.

Foreign Exchange Risk

The results of operations of the International segment are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into U.S. dollars upon consolidation. As exchange rates vary, sales and other operating results, when translated, may differ materially from expectations. In addition, the Company is subject to gains and losses on foreign currency transactions, which could vary based on fluctuations in exchange rates and the timing of the transactions and their settlement.

Potential for Uninsured Losses

The Company is subject to the possibility of uninsured losses from risks such as terrorism, earthquakes, hurricanes or floods, for which no, or limited, insurance coverage is maintained.

Litigation and Other Claims

The Company is subject to risk of losses which may arise from adverse litigation results or other claims, including the matters described under "Legal Proceedings" in Item 3.

Information Technology Systems Risk

The capacity, reliability and security of the Company's information technology hardware and software infrastructure and its ability to expand and update this infrastructure in response to changing needs is essential to the Company's ability to execute its business strategy. In addition, the Company's strategy is dependent on enhancing its existing merchandising systems, a process currently under way. There can be no assurances that the Company will be able to effectively maintain, upgrade or enhance systems, or add new systems, in a timely and cost effective manner and may not be able to integrate any newly developed or purchased technologies with existing systems. These disruptions or impacts, if not anticipated and appropriately mitigated, could have a material adverse effect on the Company's ability to implement its business strategy and on its financial condition and results of operations.

Availability of Capital Resources

The Company's success is dependent on the availability of adequate capital to fund the company's operations and to carry out its strategic plans. There can be no assurance that the Company will have adequate access to capital markets, which could have a material adverse effect on the Company's ability to implement its business strategy and on its financial condition and results of operations.

Distribution and Logistics Network

The Company has undertaken a multi-year initiative to enhance the efficiency of its distribution and logistics network. A component of this strategy was the relocation of the Company's Harrisburg, Pennsylvania distribution facility to a new, 600,000 square foot, state-of-the-art facility near Carlisle, Pennsylvania in the first quarter of 2006. In addition, some of the operations of the Company's Indiana facility, and those of a facility in Tennessee, were transferred to other facilities in 2006. The remainder of the operations of the Indiana facility, as well as certain operations of the Tennessee facility are planned to be transferred to the new facility in 2007. There can be no assurances that the Company will successfully transfer the operations of these facilities. These activities, if not successfully executed, could have a material adverse effect on the Company's financial condition and results of operations.

Reliance on Key Personnel

Management believes that the Company's continued success will depend to a significant extent upon the efforts and abilities of Mr. George L. Jones, President and Chief Executive Officer, as well as certain other key officers of the Company and each of its subsidiaries. The loss of the services of Mr. Jones or of other such key officers could have a material adverse effect on the Company. The Company does not maintain "key man" life insurance on any of its key officers.

Other Risks

The Company is also subject to numerous other risks and uncertainties which could adversely affect the Company's business, financial condition, operating results and cash flows. These risks include, but are not limited to, higher than anticipated interest, occupancy, labor, merchandise, distribution and inventory shrinkage costs, unanticipated work stoppages, energy disruptions or shortages or higher than anticipated energy costs, asset impairments relating to underperforming stores or other unusual items, including any charges that may result from the Company's implementation of its strategic plan, higher than anticipated costs associated with the closing of underperforming stores, the continued availability of adequate capital to fund the Company's operations, the stability and capacity of the Company's information systems, unanticipated costs or problems relating to the information technology systems required for the operations of the Company, and changes in accounting rules.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Borders leases all of its stores. Borders' store leases generally have an average initial term of 15 to 20 years with multiple three- to five-year renewal options. At February 3, 2007, the average unexpired term under Borders' existing store leases in the United States was 10.6 years prior to the exercise of any options. The expiration of Borders' leases for stores open at February 3, 2007 are as follows:

Lease Terms to Expire During 12 Months Ending on or About January 31	Number of Stores
2008	9
2009	5
2010	14
2011	16
2012	20
2013 and later	435
Total	499

Waldenbooks Specialty Retail leases all of its stores. Waldenbooks Specialty Retail's store leases generally have an initial term of five to 10 years, and in certain cases posses renewal terms of one to three years. At present, the average unexpired term under Waldenbooks Specialty Retail's existing store leases is approximately 2.1 years. The expiration of Waldenbooks Specialty Retail's leases for stores open at February 3, 2007 are as follows:

Lease Terms to Expire During 12 Months Ending on or About January 31	Number of Stores
2008	354
2009	97
2010	63
2011	29
2012	9
2013 and later	12
Total	564

The Company leases all of its International superstores. International store leases generally have an initial term of 15 to 25 years. At present, the average unexpired term under existing International store leases is approximately 12.1 years. The expiration of International superstore leases for stores open at February 3, 2007 are as follows:

Lease Terms to Expire During 12 Months Ending on or About January 31	Number of Stores
2008	—
2009	2
2010	—
2011	—
2012	1
2013 and later	65
Total	68

Books etc. operated 30 stores in the United Kingdom as of February 3, 2007. Books etc. generally leases its stores under operating leases with terms ranging from 5 to 26 years. The average remaining lease term for Books etc. stores is 9.4 years. Paperchase generally leases its stores under operating leases with terms ranging from 6 to 20 years. The average remaining lease term for Paperchase stores is 8.7 years.

The Company leases a portion of its corporate headquarters in Ann Arbor, Michigan and owns the remaining building and improvements. The Company leases all distribution centers.

Item 3. Legal Proceedings

Two former employees, individually and on behalf of a purported class consisting of all current and former employees who work or worked as Inventory Managers or Sales Managers in Borders stores in the State of California at any time from September 30, 2001 through the trial date, have filed an action against the Company in the Superior Court of California for the County of San Francisco. The Complaint alleges, among other things, that the individual plaintiffs and the purported class members were improperly classified as exempt employees and that the Company violated the California Labor Code and the California Business and Professions Code by failing to (i) pay required overtime, (ii) provide meal periods, rest periods, and accurate itemized wage statements, (iii) keep accurate records of employees' hours of work, and (iv) pay all compensation owed at the time of termination of employment to certain members of the purported class. The relief sought includes damages, restitution, penalties, injunctive relief, interest, costs, and attorneys' fees and such other relief as the court deems proper. The Company intends to vigorously defend the action. The Company has not included any liability in its consolidated financial statements in connection with this matter and has expensed as incurred all legal costs to date.

On October 29, 2002, Gary Gerlinger, individually and on behalf of all other similarly situated consumers in the United States who, during the period from August 1, 2001 to the present, purchased books online from either Amazon.com, Inc. ("Amazon") or the Company, instituted an action against the Company and Amazon in the United States District Court for the Northern District of California. The Complaint alleges that the agreement pursuant to which an affiliate of Amazon operates Borders.com as a co-branded site (the "Mirror Site") violates federal anti-trust laws, California statutory law and the common law of unjust enrichment. The Complaint seeks injunctive relief, damages, including treble damages or statutory damages where applicable, attorneys fees, costs and disbursements, disgorgement of all sums obtained by allegedly wrongful acts, interest and declaratory relief. On November 1, 2005, the Court granted the Company's Motion to Dismiss all of the remaining claims of the plaintiff. The anti-trust claims were dismissed with prejudice, and the unfair competition claims were dismissed without prejudice. The plaintiff has appealed the decision. The Company has not included any liability in its consolidated financial statements in connection with this matter and has expensed as incurred all legal costs to date.

Certain states and private litigants have sought to impose sales or other tax collection efforts on out-of-jurisdiction companies that engage in e-commerce. The Company and Amazon have been named as defendants in actions filed by a private litigant on behalf of the state of Illinois under the state's False Claims Act relating to the failure to collect use taxes on Internet sales in Illinois for periods both before and after the implementation of the Mirror Site Agreement. The Complaints seek judgments, jointly and severally, against the defendants for, among other things, injunctive relief, treble the amount of damages suffered by the state of Illinois as a result of the alleged violations of the defendants, penalties, costs and expenses, including legal fees. Similar actions previously filed against the Company in Tennessee and Nevada have been dismissed.

In addition to the matters described above, the Company is, from time to time, involved in or affected by other litigation incidental to the conduct of its businesses. While some of such matters may involve claims for large sums (including, from time to time, actions which are asserted to be maintainable as class action suits) the Company does not believe that any such other litigation or claims pending at the current time will have a material adverse effect on its liquidity, financial position, or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The following table sets forth, for the fiscal quarters indicated, the high and low closing market prices for the Company's Common Stock and the quarterly dividends declared.

	High	Low	Dividends Declared
Fiscal Quarter 2006			
First Quarter	$25.31	$23.60	$0.10
Second Quarter	$24.02	$17.31	$0.10
Third Quarter	$21.00	$18.50	$0.10
Fourth Quarter	$24.14	$20.49	$0.11
Fiscal Quarter 2005			
First Quarter	$27.47	$23.59	$0.09
Second Quarter	$26.20	$23.92	$0.09
Third Quarter	$25.30	$18.96	$0.09
Fourth Quarter	$24.70	$18.71	$0.10

The Company's Common Stock is traded on the New York Stock Exchange under the symbol BGP.

As of March 27, 2007, there were 2,617 holders of record of the Company's Common Stock.

In December 2006, the Board of Directors declared a quarterly cash dividend of $0.11 per share, which equaled $6.4 million in total, on the Company's common stock, payable February 1, 2007 to stockholders of record at the close of business January 3, 2007. The Company has declared and paid quarterly cash dividends since November 2003, and intends to pay regular quarterly cash dividends, subject to Board approval, going forward. The declaration and payment of dividends is subject to the discretion of the Board and to certain limitations under the Michigan Business Corporation Act. In addition, the Company's ability to pay dividends is restricted by certain agreements to which the Company is a party. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Stock Performance Graph

The following graph compares the cumulative total shareholder return on the Company's Common Stock from January 28, 2002 through February 3, 2007 with the cumulative total return on the Standard & Poor's 500 Stock Index ("S&P 500") and the S&P Midcap 400 Specialty Retail Index. In accordance with the rules of the Securities and Exchange Commission, the returns are indexed to a value of $100 at January 28, 2002.



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BORDERS GROUP, INC.
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Equity Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information with respect to the equity compensation plan under which equity securities of the Company were authorized for issuance on February 3, 2007 (number of shares in thousands):

Plan Category	Number of Awards Outstanding[2]	Weighted-Average Exercise Price[3]	Number of Shares Available for Issuance
Plans approved by stockholders:			
2004 Long-Term Incentive Plan[1]	1,266	$18.95	3,658

(1) The 2004 Long-Term Incentive Plan (the "2004 Plan") was approved by shareholders in May 2004, and replaced all prior equity compensation plans (the "Prior Plans"). At February 3, 2007 there were approximately 4.3 million stock options outstanding under the Prior Plans with a weighted-average exercise price of $24.92, which, if forfeited or cancelled, become available for issuance under the 2004 Plan.

(2) Number of awards outstanding as of February 3, 2007 includes approximately 695,302 restricted share units and approximately 570,693 stock options.

(3) Reflects the weighted-average exercise price of stock options outstanding as of February 3, 2007.

Purchases of Equity Securities

The table below presents the total number of shares repurchased during the fourth quarter of fiscal 2006:

Fiscal Period	Total Number of Shares[1]	Average Price Paid per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[3]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 29, 2006 through November 25, 2006	150,000	$23.10	150,000	$114,380,306
November 26, 2006 through December 23, 2006	939,635	$22.92	939,635	$ 92,845,391
December 24, 2006 through February 3, 2007	5,224	$ —	—	$ 92,845,391
Total	1,094,859	$22.94	1,089,635	$ 92,845,391

(1) During the fourth quarter of 2006, the company retired 5,224 shares which were acquired pursuant to the Company's employee benefit plans.

(2) Average price paid per share includes commissions and is rounded to the nearest two decimal places.

(3) In January 2006, the Company announced that the Board of Directors authorized $250 million of potential share repurchases.

Item 6. Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto.

(dollars in millions except per share data)	Fiscal Year Ended				
	Feb. 3, 2007[1]	Jan. 28, 2006[1]	Jan. 23, 2005	Jan. 25, 2004	Jan. 26, 2003
Statement of Operations Data					
Domestic Borders superstore sales	$2,750.0	$2,709.5	$2,588.9	$2,470.2	$2,319.0
Waldenbooks Specialty Retail sales	663.9	744.8	779.9	820.9	852.2
International sales	650.0	576.4	510.7	407.5	314.9
Total sales	$4,063.9	$4,030.7	$3,879.5	$3,698.6	$3,486.1
Operating income (loss)	$ (136.8)	$ 173.4	$ 216.7	$ 198.1	$ 187.6
Income (loss) before cumulative effect of accounting change	$ (151.3)	$ 101.0	$ 131.9	$ 117.3	$ 107.6
Cumulative effect of accounting change (net of tax)	—	—	—	2.1	—
Net income (loss)	$ (151.3)	$ 101.0	$ 131.9	$ 115.2	$ 107.6
Per Share Data					
Diluted (basic) earnings (loss) per common share before cumulative effect of accounting change	$ (2.44)	$ 1.42	$ 1.69	$ 1.48	$ 1.31
Diluted loss per common share from cumulative effect of accounting change	—	—	—	(0.02)	—
Diluted (basic) earnings (loss) per common share	$ (2.44)	$ 1.42	$ 1.69	$ 1.46	$ 1.31
Cash dividends declared per common share	$ 0.41	$ 0.37	$ 0.33	$ 0.08	$ —
Balance Sheet Data					
Working capital	$ 127.7	$ 326.7	$ 569.4	$ 556.0	$ 463.0
Total assets	$2,613.4	$2,572.2	$2,628.8	$2,584.6	$2,378.0
Short-term borrowings	$ 542.0	$ 206.4	$ 141.0	$ 140.7	$ 112.1
Long-term debt, including current portion	$ 5.4	$ 5.6	$ 55.9	$ 57.3	$ 50.0
Long-term capital lease obligations, including current portion	$ 0.4	$ 0.5	$ 0.1	$ 0.4	$ 19.6
Stockholders' equity	$ 642.0	$ 927.8	$1,088.9	$1,100.6	$ 984.0

(1) The Company's 2006 and 2005 fiscal years consisted of 53 weeks.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Borders Group, Inc., through its subsidiaries, Borders, Inc. ("Borders"), Walden Book Company, Inc. ("Waldenbooks"), Borders (UK) Limited, Borders Australia Pty Limited and others (individually and collectively, "the Company"), is the second largest operator of book, music and movie superstores and the largest operator of mall-based bookstores in the world based upon both sales and number of stores. At February 3, 2007, the Company operated 567 superstores under the Borders name, including 499 in the United States, 41 in the United Kingdom, 20 in Australia, three in Puerto Rico, two in New Zealand and one each in Singapore and Ireland. The Company also operated 564 mall-based and other bookstores primarily under the Waldenbooks name in the United States and 30 bookstores under the Books etc. name in the United Kingdom. In addition, the Company owns and operates United Kingdom-based Paperchase Products Limited ("Paperchase"), a designer and retailer of stationery, cards and gifts. As of February 3, 2007, Paperchase operated 99 stores, primarily in the United Kingdom, and Paperchase shops have been added to nearly 250 domestic Borders superstores.

Business Strategy

On March 22, 2007, the Company announced a new strategic plan, the principal components of which are as follows:

Grow comparable store sales and profitability in the domestic Borders superstores. In 2007, the Company will focus on improving key retailing practices at its domestic superstores, including increasing effectiveness of merchandise presentation, improving assortment planning, replenishment and supply chain effectiveness, and ensuring consistency of execution across the chain. The Company will also continue development of a new concept store, which it began in 2006 and which is scheduled to open in early 2008. The concept store will include the implementation of "destination businesses" within certain of the Company's most popular categories, which will help to distinguish the Company's domestic superstores from competitors. The concept store will also include a Seattle's Best Coffee cafe and a Paperchase shop, which continue to be drivers of both sales and increased profitability for their categories. In addition to the changes to the concept store, the Company is making changes to its loyalty program, Borders Rewards, which was launched domestically in early 2006 and has grown to nearly 17 million members. The Company has modified Borders Rewards for 2007 to increase profitability, and will use the program to drive revenue through partnerships with other organizations, and drive sales by employing customer data to tailor promotions that meet specific customer needs and interests.

Right-size the Waldenbooks Specialty Retail business. The Waldenbooks Specialty Retail segment has experienced negative comparable store sales percentages for the past several years, primarily due to the overall decrease in mall traffic, sluggish bestsellers and increased competition from all channels. The Company is working to aggressively right-size the Waldenbooks mall store base, which could result in additional asset impairments and store closure costs in the next few years, but will position the Company to improve sales, profitability and free cash flow in the long term. The Company will retain stable locations that meet acceptable profit and return on investment objectives and in those stores, change product mix and formats to drive sales and profitability.

Explore strategic alternatives in the International segment. The Company will suspend growth and investment in its International businesses, while focusing on improving the profitability of the investments the Company has already made. Strategic alternatives for portions of the International businesses are being explored, including the U.K. superstores, Books etc. stores, as well as the Ireland, Australia and New Zealand superstores. The Company believes the Borders brand has global potential, however, and believes that future International growth will most profitably utilize a franchise business model, which the Company has applied successfully in Malaysia and the United Arab Emirates.

Leverage innovation, technology and strategic alliances to differentiate our business. In order to achieve the goals of the strategic plan detailed above, the Company plans to enhance its current systems environment.

This includes a focus on the systems supporting the domestic Borders superstore business, including supply chain and in-store technology enhancements. In addition, this effort includes development of a proprietary e-commerce platform, which will include both in-store and online e-commerce components. The proprietary e-commerce Web site will also allow the Company to engage in key partnerships that are expected to build incremental revenues and margins. The Company expects to launch its e-commerce Web site in early 2008.

Other Information

The Company launched Borders Rewards during the first quarter of 2006. Membership in Borders Rewards is free, with no enrollment costs or annual fees. Five percent of all qualifying purchases made by members throughout 2006 were credited to personal Holiday Savings accounts, which were used on holiday purchases made from November 15 through January 31. The Company recently announced changes to the Borders Rewards program.

The Company, through its subsidiaries, has agreements with Amazon.com, Inc. ("Amazon") to operate Web sites utilizing the Borders.com, Waldenbooks.com, Borders.co.uk and Booksetc.co.uk URLs (the "Web Sites"). Under these agreements, Amazon is the merchant of record for all sales made through the Web Sites, and determines all prices and other terms and conditions applicable to such sales. Amazon is responsible for the fulfillment of all products sold through the Web Sites and retains all payments from customers. The Company receives referral fees for products purchased through the Web Sites. The agreements contain mutual indemnification provisions, including provisions that define between the parties the responsibilities with respect to any liabilities for sales, use and similar taxes, including penalties and interest, associated with products sold on the Web Sites. Currently, taxes are not collected with respect to products sold on the Web Sites except in certain states. As previously discussed, the Company plans to launch its proprietary e-commerce site in early 2008.

In July 2004, the Company invested cash of $24.1 million, including debt repayment of $4.1 million, in connection with an increase in its 15% equity stake in Paperchase Products, Ltd. (Paperchase), a leading stationery retailer in the United Kingdom, to 97%. The acquisition has been accounted for as a purchase in the Company's International segment.

In August 2004, the Company entered into a licensing agreement with Seattle's Best Coffee, a wholly-owned subsidiary of Starbucks Corporation, through which the Company will operate Seattle's Best Coffee-branded cafes within substantially all of the Company's existing Borders superstores in the continental U.S. and Alaska, and new stores as they are opened. Cafes located within existing Borders superstores began conversion to Seattle's Best Coffee cafes in early 2005, and will continue through 2007. These cafes will continue to be managed and staffed by Company employees, who will be trained on Seattle's Best Coffee brand standards and procedures. Seattle's Best Coffee will also provide brand direction, including branded products and oversight, and will receive royalty payments from the Company.

The Company has signed an agreement with Berjaya Corporation Berhad ("Berjaya"), a publicly-listed diversified corporation headquartered in Malaysia, establishing a franchise arrangement under which Berjaya will operate Borders stores in Malaysia. As of February 3, 2007, Berjaya operated three Borders stores in Malaysia. The Company has also signed an agreement with Al Maya Group ("Al Maya"), a diversified corporation headquartered in the United Arab Emirates, establishing a franchise agreement under which Al Maya or its affiliates will operate Borders stores in the United Arab Emirates and other Gulf Cooperation Council ("GCC") countries, the first of which opened in Dubai during the fourth quarter of fiscal 2006.

Effective with respect to fiscal 2005, the Company's fiscal year ends on the Saturday closest to the last day of January. Fiscal 2006 consisted of 53 weeks, and ended on February 3, 2007. Fiscal 2005 consisted of 53 weeks and ended January 28, 2006. Fiscal 2004 consisted of 52 weeks and ended January 23, 2005. References herein to years are to the Company's fiscal years.

Results of Operations

The following table presents the Company's consolidated statements of operations data, as a percentage of sales, for the three most recent fiscal years.

	Feb. 3, 2007	Jan. 28, 2006	Jan. 23, 2005
Sales	100.0%	100.0%	100.0%
Other revenue	1.2	1.2	1.3
Total revenue	101.2	101.2	101.3
Cost of merchandise sold (includes occupancy)	75.4	72.9	72.5
Gross margin	25.8	28.3	28.8
Selling, general and administrative expenses	24.3	23.6	22.9
Pre-opening expense	0.3	0.2	0.1
Asset impairments and other writedowns	4.6	0.2	0.2
Operating income (loss)	(3.4)	4.3	5.6
Interest expense	0.8	0.4	0.2
Income (loss) before income tax	(4.2)	3.9	5.4
Income tax	(0.5)	1.4	2.0
Net income (loss)	(3.7)%	2.5%	3.4%

Consolidated Results — Comparison of 2006 to 2005

Sales

Consolidated sales increased $33.2 million, or 0.8%, to $4,063.9 million in 2006 from $4,030.7 million in 2005. This resulted primarily from increased sales in the Borders segment, due to the opening of new superstores, partially offset by negative comparable store sales. Also contributing to the increase in sales was the International segment, due to the opening of new superstores, and favorable foreign currency exchange rates, partially offset by negative comparable store sales. A decrease in sales of the Waldenbooks Specialty Retail segment partially offset the increase in consolidated sales, due primarily to store closures and negative comparable store sales.

Comparable store sales measures include stores open more than one year, with new stores included in the calculation upon their 13th month of operation. Comparable store sales measures for Waldenbooks Specialty Retail include the Company's mall-based seasonal businesses, and comparable store sales measures for International Borders superstores include sales from licensed departments operating within the superstores. International comparable store sales are calculated in local currency. The calculation of 2006 comparable store sales increases or decreases assume that 2006 and 2005 consisted of 53 weeks.

Comparable store sales for domestic Borders superstores decreased 2.2% in 2006. This was due primarily to negative comparable store sales in the music category of 15.1%, as well as a decline in comparable store sales of books. The decrease in books was driven by a challenging comparison to a year ago when the sixth book in the Harry Potter series was released, as well as weakness in other bestsellers. The cafe and gift and stationery categories positively impacted comparable store sales in remodeled stores, resulting primarily from the conversions of cafes to the Seattle's Best Coffee brand and gift and stationery departments to the Paperchase brand. The impact of price changes on comparable store sales was not significant.

Waldenbooks Specialty Retail's comparable store sales decreased 7.5% in 2006. This was primarily due to the sluggish mall environment, the 2005 release of the latest Harry Potter title, and weakness in other bestsellers, which impacted Waldenbooks Specialty Retail to a greater degree than Borders superstores. The impact of price changes on comparable store sales was not significant.

Comparable store sales for International Borders superstores decreased 0.4% in 2006. In particular, the United Kingdom experienced negative comparable store sales, primarily resulting from the slow economic environment and increased competition, as did Singapore and Puerto Rico. Partially offsetting these decreases were positive comparable store sales in Australia and New Zealand. The impact of price changes on comparable store sales was not significant.

Other Revenue

Other revenue for the Borders and International segments primarily consists of income recognized from unredeemed gift cards, as well as wholesale revenue earned through sales of merchandise to Berjaya, as part of a franchise agreement under which Berjaya operates Borders stores in Malaysia. Other revenue for the Borders segment also includes wholesale revenue earned through sales of merchandise to other retailers, as well as referral fees received from Amazon as part of the Web Site agreement. Other revenue for the International segment also includes license fees received from Starbucks Coffee Company (U.K.) Limited. Other revenue in the Waldenbooks Specialty Retail segment primarily consists of income recognized from unredeemed gift cards.

Other revenue has increased $1.1 million, or 2.3%, to $49.6 million in 2006 from $48.5 million in 2005. This is mainly due to the increased license fees received by the International segment from Starbucks Coffee Company (U.K.) Limited in 2006.

Gross Margin

Consolidated gross margin decreased $91.4 million, or 8.0%, to $1,048.3 million in 2006 from $1,139.7 million in 2005. This was due to a decrease in all segments' gross margin as a percentage of sales. The decrease in the Borders segment was primarily the result of increased promotional discounts as a percentage of sales, mainly due to the Company's loyalty program, Borders Rewards, as well as increased supply chain and occupancy costs as a percentage of sales resulting from the decline in comparables store sales. The decrease in the Waldenbooks Specialty Retail segment was also due to increased promotional discounts as a percentage of sales resulting from Borders Rewards. Increased occupancy and supply chain costs as a percentage of sales, resulting from the decline in comparable store sales, also contributed to the decrease in gross margin rate for the Waldenbooks Specialty Retail segment. The decrease in the International segment primarily resulted from increased occupancy costs as a percentage of sales, due to the decline in comparable store sales, as well as increased product markdowns, shrinkage and supply chain costs as a percentage of sales.

The Company classifies the following items as "Cost of merchandise sold (includes occupancy)" on its consolidated statements of operations: product costs and related discounts, markdowns, freight, shrinkage, capitalized inventory costs, distribution center costs (including payroll, rent, supplies, depreciation, and other operating expenses), and store occupancy costs (including rent, common area maintenance, depreciation, repairs and maintenance, taxes, insurance, and others). The Company's gross margin may not be comparable to that of other retailers, which may exclude the costs related to their distribution network and store occupancy from cost of sales and include those costs in other financial statement lines.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses ("SG&A") increased $35.5 million, or 3.7%, to $987.6 million in 2006 from $952.1 million in 2005. As a percentage of sales, it increased by 0.7%, to 24.3% in 2006 from 23.6% in 2005. This increase primarily resulted from increased SG&A expenses as a percentage of sales for all segments. SG&A expenses as a percentage of sales for the Borders segment increased primarily due to increased store payroll and operating expenses as a percentage of sales, resulting from the launch of Borders Rewards and the decline in comparable store sales. The impact of these factors was partially offset by income received from the Visa Check/Master Money Antitrust

Litigation settlement and a gain on the sale of investments. The Visa Check/MasterMoney Antitrust Litigation was a class action lawsuit brought against Visa and MasterCard related to their debit card policies. The Waldenbooks Specialty Retail increase was primarily due to increased store payroll and operating expenses as a percentage of sales, driven by the decline in comparable store sales, partially offset by decreased corporate and operating expenses as a percentage of sales and income received from the Visa Check/Master Money Antitrust Litigation settlement. International SG&A expenses as percentage of sales increased primarily as a result of increased corporate payroll and corporate and store operating expenses, due to the decline in comparable store sales and the increased spending needed to support international new store growth, partially offset by a decrease as a percentage of sales of store payroll expense.

The Company classifies the following items as "Selling, general and administrative expenses" on its consolidated statements of operations: store and administrative payroll, rent, depreciation, utilities, supplies and equipment costs, credit card and bank processing fees, bad debt, legal and consulting fees, certain advertising income and expenses and others.

Asset Impairments and Other Writedowns

In 2006, the Company recorded a $60.1 million writedown related to the impairment of assets (primarily leasehold improvements, furniture, and fixtures) of certain underperforming stores. Of this, $9.0 million related to domestic Borders superstores, $10.1 million related to Waldenbooks Specialty Retail stores, $30.5 million related to U.K. Superstores and $10.5 million related to Books etc. stores.

In addition, the Company recorded a charge of $7.2 million in 2006 related to the closure costs of certain stores. Of this, $4.1 million related to domestic Borders superstores and $3.1 million related to Waldenbooks Specialty Retail stores.

The Company also recorded a charge of $34.5 million related to certain non-store assets. Of this, $34.3 million related to Waldenbooks Specialty Retail's merchandising system and $0.2 million related to certain assets located at the U.K. corporate office.

Also in 2006, the Company recorded a charge of $84.4 million to impair all goodwill of the International segment. Subsequent to this impairment, all of the Company's remaining goodwill relates to the domestic Borders superstores. Please see the Company's discussion of Critical Accounting Policies and Estimates for further discussion of its test for asset and goodwill impairments.

In 2005, the Company recorded a $4.3 million writedown related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), at certain underperforming Borders, Waldenbooks Specialty Retail and Books etc. stores. In addition, the Company recorded a $1.3 million charge related to the closure costs of certain Waldenbooks Specialty Retail stores.

Interest Expense

Consolidated interest expense increased $18.1 million, or 126.6%, to $32.4 million in 2006 from $14.3 million in 2005. This was primarily a result of increased borrowings to fund capital expenditures, inventory growth and common stock repurchases in 2006.

Taxes

The effective tax rate differed for the years presented from the federal statutory rate primarily due to the non-deductibility of certain losses, including goodwill impairment, in the U.K. The effective tax rate used was 10.6% in 2006 and 36.5% in 2005.

Net Income (Loss)

Due to the factors mentioned above, net loss as a percentage of sales was 3.7% in 2006, as compared to net income of 2.5% in 2005, and 2006 net loss was $151.3 million, as compared to net income of $101.0 million in 2005.

Consolidated Results — Comparison of 2005 to 2004

Sales

Consolidated sales increased $151.2 million, or 3.9%, to $4,030.7 million in 2005 from $3,879.5 million in 2004. This resulted primarily from increased sales in the Borders segment, due to the opening of new superstores and positive comparable store sales. Also contributing to the increase in sales was the International segment, due to the opening of new superstores, the acquisition of Paperchase and positive comparable store sales, partially offset by unfavorable foreign currency exchange rates. A decrease in sales in the Waldenbooks Specialty Retail segment partially offset the increase in consolidated sales, due primarily to store closures and negative comparable store sales.

Comparable store sales measures include stores open more than one year, with new stores included in the calculation upon their 13th month of operation. Domestic Borders superstores' comparable store sales exclude those stores not offering music, of which there are 12, representing approximately 2% of total sales. Comparable store sales measures for Waldenbooks Specialty Retail include the Company's mall-based seasonal businesses, and comparable store sales measures for International Borders superstores include sales from licensed departments operating within the superstores. International comparable store sales are calculated in local currency. The calculation of 2005 comparable store sales increases or decreases assume that 2005 and 2004 consisted of 53 weeks.

Comparable store sales for domestic Borders superstores increased 1.1% in 2005. This was due primarily to the book category, with positive comparable stores sales of 4.2% in 2005. This increase was driven by strong sales of titles in adult fiction, young adult fiction, health, home, religion and business and money management titles. Comparable store sales of movies increased in 2005 as well, growing 2.8%. The cafe and gift and stationery categories also positively impacted comparable store sales in remodeled stores, resulting primarily from the conversions of cafes to the Seattle's Best Coffee brand and gift and stationery departments to the Paperchase brand. Partially offsetting these increases were comparable store sales decreases in the music category of 12.1%. The impact of price changes on comparable store sales was not significant.

Waldenbooks Specialty Retail's comparable store sales decreased 2.4% in 2005. This was primarily due to the sluggish mall environment and weaker book bestsellers, which impacted Waldenbooks Specialty Retail to a greater degree than Borders superstores. The impact of price changes on comparable store sales was not significant.

Comparable store sales for International Borders superstores increased 0.4% in 2005. Comparable store sales increased in Singapore, Australia, New Zealand and Puerto Rico. Partially offsetting these increases were negative comparable store sales in the United Kingdom, primarily resulting from the slow sales environment that persisted following the terrorist bombings in central London during the second quarter of 2005. The impact of price changes on comparable store sales was not significant.

Other Revenue

Other revenue for the Borders and International segments primarily consists of income recognized from unredeemed gift cards, as well as wholesale revenue earned through sales of merchandise to Berjaya, as part of a franchise agreement under which Berjaya operates Borders stores in Malaysia. Other revenue for the Borders segment also includes wholesale revenue earned through sales of merchandise to other retailers, as well as referral fees received from Amazon as part of the Web Site agreement. Other revenue for the International segment also includes license fees received from Starbucks Coffee Company (U.K.) Limited. Other revenue in the Waldenbooks Specialty Retail segment primarily consists of income recognized from unredeemed gift cards.

Until October 2004, Waldenbooks sold memberships in its Preferred Reader Program, which offered members discounts on purchases and other benefits. Waldenbooks has phased out its Preferred Reader Program and has replaced it with other promotional programs, including Borders Rewards. The Company recognized membership income on a straight-line basis over the 12-month term of the Preferred Reader membership, and categorized the income as "Other revenue" in the Company's consolidated statements of operations. Discounts on purchases were netted against "Sales" in the Company's consolidated statements of operations.

Other revenue has decreased $3.4 million, or 6.6%, to $48.5 million in 2005 from $51.9 million in 2004. The decrease is mainly due to the change in the Preferred Reader Program, partially offset by an increase in the Borders and International segments, due primarily to wholesale revenue earned through the franchise agreement with Berjaya in 2005, as well as increased third party cafe income in the International segment.

Gross Margin

Consolidated gross margin increased $20.7 million, or 1.8%, to $1,139.7 million in 2005 from $1,119.0 million in 2004. As a percentage of sales, consolidated gross margin decreased by 0.5%, to 28.3% in 2005 from 28.8% in 2004. This primarily resulted from a decrease in gross margin as a percentage of sales for all segments. The decrease in the Borders segment was primarily due to increased promotional discounts, distribution and freight costs as a percentage of sales, partially offset by increased other revenue as a percentage of sales. The decrease in the Waldenbooks Specialty Retail segment was due to decreased other revenue as a percentage of sales due to the change in the Preferred Reader Program. The decrease in the International segment resulted from an increase in occupancy costs as a percentage of sales, due to a non-cash correction of prior years' straight-line rent calculation and the increased supply chain costs of Paperchase. Partially offsetting these items as a percentage of sales were increased other revenue and decreased product costs, primarily due to the higher product margins generated by Paperchase.

The Company classifies the following items as "Cost of merchandise sold (includes occupancy)" on its consolidated statements of operations: product costs and related discounts, markdowns, freight, shrinkage, capitalized inventory costs, distribution center costs (including payroll, rent, supplies, depreciation, and other operating expenses), and store occupancy costs (including rent, common area maintenance, depreciation, repairs and maintenance, taxes, insurance, and others). The Company's gross margin may not be comparable to that of other retailers, which may exclude the costs related to their distribution network and store occupancy from cost of sales and include those costs in other financial statement lines.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses ("SG&A") increased $61.8 million, or 6.9%, to $952.1 million in 2005 from $890.3 million in 2004. As a percentage of sales, it increased by 0.7%, to 23.6% in 2005 from 22.9% in 2004. This increase primarily resulted from increases in SG&A expenses as a percentage of sales for the Borders, Waldenbooks Specialty Retail and International segments. Borders SG&A expenses as a percentage of sales increased primarily due to increased corporate payroll and store operating expenses, partially offset by decreased advertising and store payroll expenses. The Waldenbooks Specialty Retail increase was primarily due to increased corporate and store payroll and operating expenses as a percentage of sales. The International increase in SG&A expenses as a percentage of sales was primarily the result of the increased store and corporate payroll expenses and store operating costs of Paperchase, partially offset by decreased advertising.

The Company classifies the following items as "Selling, general and administrative expenses" on its consolidated statements of operations: store and administrative payroll, rent, depreciation, utilities, supplies and equipment costs, credit card and bank processing fees, bad debt, legal and consulting fees, certain advertising income and expenses and others.

Asset Impairments and Other Writedowns

In 2005, the Company recorded a $4.3 million writedown related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), at certain underperforming Borders, Waldenbooks Specialty Retail and Books etc. stores. In addition, the Company recorded a $2.3 million charge related to the closure costs of certain Borders and Waldenbooks Specialty Retail stores.

In 2004, the Company recorded a $6.2 million writedown related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), at certain underperforming Borders, Waldenbooks Specialty Retail and Books etc. stores. In addition, the Company recorded a $1.0 million charge related to the closure costs of certain Waldenbooks Specialty Retail stores.

Interest Expense

Consolidated interest expense increased $5.2 million, or 57.1%, to $14.3 million in 2005 from $9.1 million in 2004. This was primarily a result of increased borrowings to fund corporate stock repurchases, dividends and capital expenditures in 2005.

Taxes

The effective tax rate differed for the years presented from the federal statutory rate primarily as a result of state income taxes, partially offset by international operations. The effective tax rate used was 36.5% in 2005 and 2004.

Net Income

Due to the factors mentioned above, net income as a percentage of sales decreased 0.9%, to 2.5% from 3.4% in 2004, and net income dollars decreased to $101.0 million in 2005 from $131.9 million in 2004.

Domestic Borders Superstores

(dollar amounts in millions)	2006	2005	2004
Sales	$2,750.0	$2,709.5	$2,588.9
Other revenue	$ 31.6	$ 32.8	$ 28.7
Operating income	$ 92.4	$ 174.1	$ 177.5
Operating income as % of sales	3.4%	6.4%	6.9%
Store openings	31	15	19
Store closings	5	4	2
Store count	499	473	462

Domestic Borders Superstores — Comparison of 2006 to 2005

Sales

Domestic Borders superstore sales increased $40.5 million, or 1.5%, to $2,750.0 million in 2006 from $2,709.5 million in 2005. This increase was comprised of non-comparable sales of $99.5 million, associated with 2006 and 2005 store openings, partially offset by decreased comparable store sales of $59.0 million.

Other Revenue

Borders' other revenue decreased $1.2 million, or 3.7%, to $31.6 million in 2006 from $32.8 million in 2005. This was primarily due to higher wholesale revenue earned through sales of merchandise in 2005 to Berjaya, related to the opening and initial stock of inventory of its first franchise store in April of 2005.

Gross Margin

Gross margin as a percentage of sales decreased approximately 2.2%, to 27.6% in 2006 from 29.8% in 2005. This was primarily due to increased promotional discounts of 1.1% as a percentage of sales, mainly related to the Company's loyalty program, Borders Rewards. Additionally, occupancy costs increased 0.7% as a percentage of sales, due to the de-leveraging that resulted from negative comparable store sales. Also contributing to the decline in gross margin were increased supply chain costs of 0.4% as a percentage of sales, primarily related to the cost of opening of the Company's new distribution center in Pennsylvania.

Gross margin dollars decreased $50.9 million, or 6.3%, to $757.9 million in 2006 from $808.8 million in 2005, which was primarily due to the decrease in gross margin as a percentage of sales noted above, partially offset by increased sales.

Selling, General and Administrative Expenses

SG&A as a percentage of sales increased 0.3%, to 23.4% in 2006 from 23.1% in 2005. This was primarily due to increased store payroll and operating expenses of 0.7% as a percentage of sales, as well as increased advertising expense of 0.1% as a percentage of sales, related to the launch of Borders Rewards, and the decline in comparable store sales. Partially offsetting these increases were decreased corporate payroll and operating expenses of 0.5% as a percentage of sales, resulting from disciplined cost controls at the corporate level, income received from the Visa Check/MasterMoney Antitrust Litigation settlement, and a gain on the sale of investments.

SG&A dollars increased $17.2 million, or 2.7%, to $644.5 million in 2006 from $627.3 million in 2005, primarily due to new store openings and the increased store payroll and operating expenses required, as well as the store payroll and other costs necessary to launch Borders Rewards. Partially offsetting these increases was income received from the Visa Check/MasterMoney Antitrust Litigation settlement of $2.6 million, and income received from the sale of investments of $5.0 million.

Asset Impairments and Other Writedowns

The Company has processes in place to monitor store performance and other factors for indicators of asset impairment. When an indicator of impairment is present, the Company evaluates the recoverability of the affected assets. As a result of this evaluation in 2006, the Company recorded a $9.0 million writedown related to the impairment of assets at underperforming Borders stores. In addition, the Company recorded a charge of $4.1 million related to the closure costs of certain Borders stores.

In 2005, the Company recorded a $2.1 million writedown related to the impairment of assets at certain underperforming Borders stores.

Operating Income

Due to the factors mentioned above, operating income as a percentage of sales decreased to 3.4% in 2006 compared to 6.4% in 2005, and operating income dollars decreased $81.7 million, or 46.9%, to $92.4 million in 2006 from $174.1 million in 2005.

Domestic Borders Superstores — Comparison of 2005 to 2004

Sales

Domestic Borders superstore sales increased $120.6 million, or 4.7%, to $2,709.5 million in 2005 from $2,588.9 million in 2004. This increase was comprised of non-comparable sales of $92.1 million, associated with 2005 and 2004 store openings and the calendar change, which resulted in 2005 consisting of 53 weeks while 2004 consisted of 52 weeks, and increased comparable store sales of $28.5 million.

Other Revenue

Borders' other revenue increased $4.1 million, or 14.3%, to $32.8 million in 2005 from $28.7 million in 2004. This was primarily due to wholesale revenue earned through the franchise agreement with Berjaya in 2005, as well as increased income recognized from unredeemed gift cards.

Gross Margin

Gross margin as a percentage of sales decreased approximately 0.2%, to 29.8% in 2005 from 30.0% in 2004. This decrease was due to increased promotional discounts, distribution and freight costs of 0.3% as a percentage of sales, partially offset by increased other revenue as a percentage of sales of 0.1%, due to the franchise agreement with Berjaya in 2005, as well as increased income recognized from unredeemed gift cards. The overall mix of merchandise sold by Borders stores did not significantly change, or affect margin rates significantly, in 2005 as compared to 2004.

Gross margin dollars increased $33.3 million, or 4.3%, to $808.8 million in 2005 from $775.5 million in 2004, primarily due to new store openings, partially offset by the decrease in gross margin percentage noted above.

Selling, General and Administrative Expenses

SG&A as a percentage of sales increased 0.3%, to 23.1% in 2005 from 22.8% in 2004, primarily due to increased corporate payroll and store operating expenses of 0.6% as a percentage of sales, due to cost increases to support strategic initiatives. Partially offsetting these increases were decreased advertising expense of 0.1% as a percentage of sales, primarily due to reduced newsprint advertising, and decreased store payroll expenses of 0.2% as a percentage of sales, resulting from disciplined cost controls at the store level.

SG&A dollars increased $37.2 million, or 6.3%, to $627.3 million in 2005 from $590.1 million in 2004, primarily due to new store openings and the increased store payroll and operating expenses required.

Asset Impairments and Other Writedowns

In 2005, the Company recorded a $2.1 million writedown related to the impairment of assets at underperforming Borders stores. In addition, the Company recorded a charge of $1.0 million related to the closure costs of certain Borders stores.

In 2004, the Company recorded a $4.5 million writedown related to the impairment of assets at underperforming Borders stores.

Operating Income

Due to the factors mentioned above, operating income as a percentage of sales decreased to 6.4% in 2005 compared to 6.9% in 2004, and operating income dollars decreased $3.4 million, or 1.9%, to $174.1 million in 2005 from $177.5 million in 2004.

Waldenbooks Specialty Retail

(dollar amounts in millions)	2006	2005	2004
Sales	$663.9	$744.8	$779.9
Other revenue	$ 4.3	$ 4.8	$ 17.4
Operating income (loss)	$ (78.0)	$ 2.5	$ 25.9
Operating income (loss) as % of sales	(11.7)%	0.3%	3.3%
Store openings	10	23	15
Store closings	124	50	43
Store count	564	678	705

Waldenbooks Specialty Retail — Comparison of 2006 to 2005

Sales

Waldenbooks Specialty Retail sales decreased $80.9 million, or 10.9%, to $663.9 million in 2006 from $744.8 million in 2005. This was comprised of decreased comparable store sales of $51.4 million and decreased non-comparable sales of $29.5 million associated with 2006 and 2005 store closings.

Other Revenue

Waldenbooks Specialty Retail other revenue decreased $0.5 million, or 10.4%, to $4.3 million in 2006 from $4.8 million in 2005.

Gross Margin

Gross margin as a percentage of sales decreased 3.4%, to 22.7% in 2006 from 26.1% in 2005. This was primarily due to increased promotional discounts and other costs of 1.7% as a percentage of sales, mainly related to the Company's loyalty program, Borders Rewards, as well as increased occupancy costs as a percentage of sales of 1.4%, primarily due to the de-leveraging that resulted from negative comparable store sales. Also contributing to the decline in gross margin as a percentage of sales were increased supply chain costs of 0.3% as a percentage of sales, due to the decline in comparable store sales.

Gross margin dollars decreased $43.8 million, or 22.5%, to $150.8 million in 2006 from $194.6 million in 2005, primarily due to store closures, decreased comparable store sales and the decrease in gross margin percentage noted above.

Selling, General and Administrative Expenses

SG&A as a percentage of sales increased 1.8%, to 27.3% in 2006 from 25.5% in 2005. This was primarily due to increased store payroll and operating expenses of 2.8% as a percentage of sales, resulting from the decrease in comparable store sales. Partially offsetting the increase were decreased corporate payroll and operating expenses of 1.0% as a percentage of sales, resulting from disciplined cost controls at the corporate level and income received from the Visa Check/MasterMoney Antitrust Litigation settlement.

SG&A dollars decreased $8.8 million, or 4.6%, to $181.0 million in 2006 from $189.8 million in 2005, primarily due to store closures and income received from the Visa Check/MasterMoney Antitrust Litigation settlement of $0.9 million.

Asset Impairments and Other Writedowns

Waldenbooks Specialty Retail has experienced declining sales and profits over the past several years. In 2006, for the first time, the segment generated an operating loss, and the Company tested all assets of the segment for impairment. As a result, Waldenbooks Specialty Retail incurred asset impairment charges of $10.1 million related to underperforming stores, and recorded an impairment charge of $34.3 million related to its merchandising system. In addition, the Company recorded a charge of $3.1 million related to the closure costs of certain Waldenbooks Specialty Retail stores in 2006.

In 2005, Waldenbooks Specialty Retail incurred asset impairment charges of $0.5 million related to underperforming Waldenbooks Specialty Retail stores, and recorded a charge of $1.3 million related to the closure costs of certain Waldenbooks Specialty Retail stores.

Operating Income (Loss)

Due to the factors mentioned above, operating loss as a percentage of sales was 11.7% in 2006, as compared to operating income of 0.3% in 2005, and 2006 operating loss was $78.0 million in 2006, as compared to operating income of $2.5 million in 2005.

Waldenbooks Specialty Retail — Comparison of 2005 to 2004

Sales

Waldenbooks Specialty Retail sales decreased $35.1 million, or 4.5%, to $744.8 million in 2005 from $779.9 million in 2004. This decrease was comprised of decreased comparable store sales of $14.0 million and decreased non-comparable sales of $21.1 million, associated with 2005 and 2004 store closings, partially offset by the calendar change, which resulted in 2005 consisting of 53 weeks while 2004 consisted of 52 weeks.

Other Revenue

Waldenbooks Specialty Retail other revenue decreased $12.6 million, or 72.4%, to $4.8 million in 2005 from $17.4 million in 2004. This was primarily due to the elimination of the Preferred Reader Program.

Gross Margin

Gross margin as a percentage of sales decreased 1.6%, to 26.1% in 2005 from 27.7% in 2004. This was due to a 1.6% decrease in other revenue as a percentage of sales, due to the change in the Preferred Reader Program.

Gross margin dollars decreased $21.2 million, or 9.8%, to $194.6 million in 2005 from $215.8 million in 2004, primarily due to store closures, decreased comparable store sales and the decrease in gross margin percentage noted above.

Selling, General and Administrative Expenses

SG&A as a percentage of sales increased 1.4%, to 25.5% in 2005 from 24.1% in 2004, primarily due to increased corporate payroll and operating expenses of 1.0% as a percentage of sales, due to the de-leveraging of fixed costs resulting from comparable store sales declines and cost increases to support strategic initiatives. Also contributing to the increase in SG&A as a percentage of sales is increased store payroll and other operating expenses of 0.4% as a percentage of sales, due to sales decreasing at a faster rate than payroll and other operating expenses.

SG&A dollars increased $1.5 million, or 0.8%, to $189.8 million in 2005 from $188.3 million in 2004, primarily due to increased corporate payroll and operating cost increases to support strategic initiatives, partially offset by decreased store payroll costs due to store closings.

Asset Impairments and Other Writedowns

Waldenbooks Specialty Retail incurred asset impairment charges of $0.5 million and $0.4 million related to underperforming Waldenbooks Specialty Retail stores in 2005 and 2004, respectively. In addition, the Company recorded charges of $1.3 million and $1.0 million related to the closure costs of certain Waldenbooks Specialty Retail stores in 2005 and 2004, respectively.

Operating Income

Due to the factors mentioned above, operating income as a percentage of sales decreased to 0.3% in 2005 from 3.3% in 2004, while operating income dollars decreased to $2.5 million in 2005 from $25.9 million in 2004.

International

(dollar amounts in millions)	2006	2005	2004
Sales	$ 650.0	$576.4	$510.7
Other revenue	$ 13.7	$ 10.9	$ 5.8
Operating income (loss)	$(135.9)	$ 6.4	$ 24.4
Operating income (loss) as % of sales	(20.9)%	1.1%	4.8%
Superstores:			
Store openings	13	13	5
Store count	68	55	42
Books etc.:			
Store openings	—	—	1
Store closings	3	2	2
Store count	30	33	35
Paperchase stand-alone stores:			
Stores acquired	—	—	11
Store openings	6	4	3
Store count	24	18	14

International — Comparison of 2006 to 2005

Sales

International sales increased $73.6 million, or 12.8%, to $650.0 million in 2006 from $576.4 million in 2005. Of this increase in sales, 3.2%, or $18.4 million, was due to the translation of foreign currencies to U.S. dollars. The remaining 9.6% was the result of new superstore openings, partially offset by a decline in comparable store sales.

Other Revenue

Other revenue increased $2.8 million, or 25.7%, to $13.7 million in 2006 from $10.9 million in 2005. This was primarily due to increased license fees received from Starbucks Coffee Company (U.K.) Limited in 2006 due to increased store count, partially offset by higher wholesale revenue earned through sales of merchandise in 2005, related to the opening and initial stock of inventory of the first franchise store operated by Berjaya in April of 2005.

Gross Margin

Gross margin as a percentage of sales decreased 2.1%, to 21.5% in 2006 from 23.6% in 2005, primarily the result of an increase in occupancy costs of 0.8% as a percentage of sales. Positively impacting occupancy costs was a correction of prior years' lease accounting that was recorded in 2005. Excluding this adjustment, occupancy costs would have increased by 1.6% as a percentage of sales, mainly due to the decline in comparable store sales. Also negatively affecting gross margin were increased product markdowns of 0.7% as a percentage of sales, increased shrink expense of 0.3% as a percentage of sales, and increased supply chain and other costs of 0.3% as a percentage of sales.

Gross margin dollars increased $3.3 million, or 2.4%, to $139.6 million in 2006 from $136.3 million in 2005. Of this increase, $5.1 million is the result of translation of foreign currencies to U.S. dollars. This was partially offset by the decline in the gross margin rate.

Selling, General and Administrative Expenses

SG&A as a percentage of sales increased approximately 0.8%, to 22.6% in 2006 from 21.8% in 2005. This was primarily the result of increased corporate payroll expenses and increased corporate and store operating expenses of 0.9% as a percentage of sales, resulting from the decline in comparable store sales and increased spending to support international new store growth. Partially offsetting these increases were decreased store payroll expenses of 0.1% as a percentage of sales.

SG&A dollars increased $21.3 million, or 17.0%, to $146.7 million in 2006 from $125.4 million in 2005. The increase is primarily due to new store openings and the increased store payroll and operating expenses required, partially offset by decreased advertising spending. Also contributing to the increase in SG&A are the translation of foreign currencies to U.S. dollars of $5.5 million.

Asset Impairments and Other Writedowns

The retail environment in the U.K. has been challenging over the last two years, resulting in declining comparable stores sales and profits in the Company's U.K. Superstores and Books etc. chains. The Company initially believed the change in the environment was temporary, due to the terrorist attacks that occurred in central London during the second quarter of 2005. However, sales for the U.K. operations did not improve as expected, and the Company tested all assets of the U.K. Superstores and Books etc. chains for impairment in 2006. As a result, the International segment incurred asset impairment charges of $30.5 million related to underperforming U.K. Superstores and $10.5 million related underperforming Books etc. stores. Also in 2006, the Company recorded asset impairment charges of $0.2 million related to certain assets located at the U.K. corporate office. Additionally, the International segment recorded a charge of $84.4 million to impair all goodwill allocated to the segment.

In 2005, the International segment incurred $1.7 million of asset impairment charges related to under-performing Books etc. stores.

Operating Income (Loss)

Due to the factors mentioned above, operating loss as a percentage of sales was 20.9% in 2006, as compared to operating income of 1.1% in 2005, and 2006 operating loss was $135.9 million, as compared to operating income of $6.4 million in 2005.

International — Comparison of 2005 to 2004

Sales

International sales increased $65.7 million, or 12.9%, to $576.4 million in 2005 from $510.7 million in 2004, primarily resulting from new superstore openings, comparable store sales increases of 0.4%, and the acquisition of Paperchase. Because the Company acquired Paperchase in July 2004, 2004 financial results include only a partial year of Paperchase's operations, whereas 2005 results include a full year. Partially offsetting these increases were unfavorable exchange rates, which decreased the sales growth percentage 1.5%, or $7.7 million.

Other Revenue

Other revenue increased $5.1 million, or 87.9%, to $10.9 million in 2005 from $5.8 million in 2004. This increase was primarily due to wholesale revenue earned through the franchise agreement with Berjaya in 2005 and increased third party cafe income.

Gross Margin

Gross margin as a percentage of sales decreased 1.4%, to 23.6% in 2005 from 25.0% in 2004, primarily the result of increased occupancy costs of 2.5% as a percentage of sales, due primarily to new store openings, landlord-imposed rent adjustments and the correction of prior years' straight-line rent calculation.

Excluding the adjustment of straight-line rent, occupancy costs would have increased by 2.0% as a percentage of sales. Also contributing to the decrease in gross margin as a percentage of sales was increased distribution and other costs of 0.1% as a percentage of sales, largely due to the higher supply chain costs of Paperchase. Partially offsetting these items was increased other revenue of 0.8% as a percentage of sales, due to the franchise agreement with Berjaya in 2005 and increased third party cafe income. In addition, product costs decreased 0.4% as a percentage of sales. This was primarily due to the acquisition of Paperchase, which offers merchandise with higher margins than the International superstores' core products. The overall mix of book, music, movie, cafe, and gifts and stationery merchandise of the International segment changed slightly, due to the acquisition and consolidation of Paperchase, which occurred near the end of the second quarter of 2004.

Gross margin dollars increased $8.6 million, or 6.7%, to $136.3 million in 2005 from $127.7 million in 2004. The increase is due to new superstore openings and the acquisition of Paperchase, partially offset by the correction of prior years' straight-line rent calculation and the decline in the gross margin rate. Excluding the impact of the translation of foreign currencies to U.S. dollars, gross margin dollars would have increased by an additional $2.1 million.

Selling, General and Administrative Expenses

SG&A as a percentage of sales increased approximately 2.1%, to 21.8% in 2005 from 19.7% in 2004. This was primarily the result of increases, as a percentage of sales, in store payroll of 1.0%, store operating expenses of 0.8%, and corporate payroll of 0.5%, all of which are due primarily to the acquisition of Paperchase, which occurred near the end of the second quarter of 2004. These increases were partially offset by decreased advertising costs of 0.2% as a percentage of sales.

SG&A dollars increased $24.6 million, or 24.4%, to $125.4 million in 2005 from $100.8 million in 2004. The increase is primarily due to new superstore openings and the increased store payroll and operating expenses required, and the acquisition of Paperchase. Excluding the impact of the translation of foreign currencies to U.S. dollars, SG&A dollars would have increased by an additional $0.3 million.

Asset Impairments and Other Writedowns

The International segment incurred $1.7 million and $1.3 million of asset impairment charges related to underperforming Books etc. stores in 2005 and 2004, respectively.

Operating Income

Due to the factors mentioned above, operating income as a percentage of sales was 1.1% in 2005 compared to 4.8% in 2004, and operating income dollars decreased to $6.4 million in 2005 from $24.4 million in 2004.

Corporate

(dollar amounts in millions)	2006	2005	2004
Operating loss	$(15.3)	$(9.6)	$(11.1)

The Corporate segment includes various corporate governance and other costs.

Corporate — Comparison of 2006 to 2005

Operating loss increased $5.7 million, or 59.4%, to $15.3 million in 2006 from $9.6 million in 2005. This was primarily due to increased compensation expense related to the departure of several executive officers during 2006, including the Company's former Chief Executive Officer, and a gain on the sale of investments in 2005.

Corporate — Comparison of 2005 to 2004

Operating loss decreased $1.5 million, or 13.5%, to $9.6 million in 2005 from $11.1 million in 2004. This was primarily due to a gain on the sale of investments recorded in 2005.

Liquidity and Capital Resources

The Company's principal capital requirements are to fund investment in its strategic plan, including the refurbishment of existing stores, the opening of new stores, continued investment in new corporate information technology systems such as its e-commerce Web site, and maintenance spending on stores, distribution centers and corporate information technology. Additional capital requirements include shareholder returns in the form of dividends.

Net cash provided by operations was $47.7 million, $169.9 million, and $226.8 million in 2006, 2005, and 2004, respectively. The current year operating cash inflows primarily reflect non-cash charges for depreciation, asset impairments and other writedowns, a loss on disposal of assets related to the remodel program and an increase in minority interest, as well as an increase in other long-term liabilities, accrued payroll and other liabilities, and a decrease in prepaid expenses. Operating cash outflows for the period resulted from operating results, increases in inventories, accounts receivable and other long-term assets, and decreases in taxes payable and accounts payable. Also affecting operating cash was an adjustment to net income resulting from a gain on the sale of investments, as well as a non-cash increase in deferred income taxes.

Net cash used for investing in 2006 was $182.6 million, which primarily funded capital expenditures for new stores, the refurbishment of existing stores, new corporate information technology systems, a new distribution center and maintenance of existing stores, distribution centers and management information systems. These expenditures were partially offset by proceeds from the Company's sale of investments of $21.6 million. Net cash used for investing in 2005 was $91.1 million, which primarily funded capital expenditures for new stores, the refurbishment of existing stores, new corporate information technology systems and maintenance of existing stores, distribution centers and management information systems. These expenditures were offset by proceeds from the Company's sale of investments of $105.2 million, which primarily consisted of auction rate securities. Net cash used for investing in 2004 was $91.8 million, which primarily funded capital expenditures for new stores, new corporate information technology systems, the acquisition of Paperchase and the refurbishment maintenance of existing stores, distribution centers and management information systems. In addition, the Company invested $95.4 million, and sold $118.0 million, of auction rate securities.

Capital expenditures in 2006 were $204.2 million, and reflect the opening of 44 new superstores and 10 new Waldenbooks Specialty Retail stores, including six new airport stores and three new outlet stores, as well as the remodeling of 88 domestic superstores. Additional 2006 capital spending reflected continued investment in new buying and merchandising systems, spending on a new distribution center and maintenance spending for new stores, distribution centers and management information systems. Capital expenditures in 2005 were $196.3 million, which reflected the opening of 28 new superstores and 23 new Waldenbooks Specialty Retail stores, including 5 new airport stores and 16 new outlet stores, as well as the remodeling of 100 domestic superstores and the conversion of 98 Waldenbooks stores to Borders Express. Additional 2005 capital spending reflected continued investment in new buying and merchandising systems, partial spending on the new distribution center and maintenance spending for new stores, distribution centers and management information systems. Capital expenditures in 2004 were $115.5 million, which reflects the opening of 24 new superstores and 15 new Waldenbooks Specialty Retail stores, including two new airport stores and ten new outlet stores, as well as the remodeling of 33 domestic superstores and the conversion of 37 Waldenbooks stores to Borders Express. Additional 2004 capital spending reflected continued investment in new buying and merchandising systems and maintenance spending for new stores, distribution centers and management information systems.

Net cash used for investing in 2004 was partially offset by the proceeds received from the sale-leaseback of a Company-owned store and office building in the United Kingdom. The proceeds from the sale totaled

$32.3 million, and a deferred gain of $3.5 million was recorded on the consolidated balance sheets in "Other long-term liabilities." The gain is being amortized over the 20 year term of the operating lease.

Net cash provided by financing was $173.6 million in 2006, resulting primarily from funding from the credit facility of $317.3 million, as well as proceeds from the exercise of employee stock options and the associated excess tax benefit of $30.3 million. Partially offsetting these items were the repurchase of common stock of $148.7 million, the payment of cash dividends on shares of the Company's common stock of $25.2 million and the repayment of long-term capital lease obligations of $0.1 million. Net cash used for financing was $241.0 million in 2005, resulting primarily from the Company's repurchase of common stock of $265.9 million and the payment of cash dividends on shares of the Company's common stock of $25.5 million, partially offset by proceeds of $27.6 million from the exercise of employee stock options and funding from the credit facility of $23.3 million. Net cash used for financing was $150.8 million in 2004, resulting primarily from the Company's repurchase of common stock of $177.3 million and the payment of cash dividends on shares of the Company's common stock of $25.1 million, partially offset by proceeds of $44.8 million from the exercise of employee stock options.

The Company expects capital expenditures to be approximately $170.0 million in 2007, resulting primarily from investment in management information systems of domestic Borders superstores, in the Company's new e-commerce strategy, as well as a reduced number of new superstore openings and store refurbishments. In addition, capital expenditures will result from maintenance spending for existing stores and distribution centers. The Company currently plans to open approximately 20 to 25 domestic Borders superstores and 6 to 8 international Borders superstores in 2007, as the majority of these stores were committed to prior to the Company's finalizing its strategic plan. Average cash requirements for the opening of a prototype Borders Books and Music superstore are $2.4 million, representing capital expenditures of $1.2 million, inventory requirements (net of related accounts payable) of $1.0 million, and $0.2 million of pre-opening costs. Average cash requirements to open a new airport or outlet mall store range from $0.3 million to $0.8 million, depending on the size and format of the store. Average cash requirements for a major remodel of a Borders superstore are between $0.1 million and $0.5 million, and average cash requirements for a Borders Express conversion are less than $0.1 million. The Company plans to lease new store locations predominantly under operating leases.

The Company plans to execute its expansion plans for Borders superstores and other strategic initiatives principally with funds generated from operations, financing through the Credit Agreement and other sources of new financing as deemed necessary. The Company believes funds generated from operations, borrowings under the Credit Agreement and from other financing sources, which the Company will explore as necessary, will be sufficient to fund its anticipated capital requirements for the next several years.

In January 2006, the Board of Directors authorized $250.0 million of potential share repurchases. The Company currently has remaining authorization to repurchase approximately $92.8 million. During 2006, 2005, and 2004, $148.7 million, $265.9 million, and $177.3 million of common stock was repurchased, respectively. Although the Company may in the future continue the repurchase of its common stock, its priority for cash utilization in 2007 will be to fund investment in its strategic plan, support the dividend and to repay debt with the cash flow generated by the Company's operations.

During 2004, 2005 and 2006, the Company paid a regular quarterly dividend, and intends to pay regular quarterly cash dividends, subject to Board approval, going forward. In December 2006, the Board of Directors increased the quarterly dividend by 10.0% to $0.11 per share. The declaration and payment of dividends, if any, is subject to the discretion of the Board and to certain limitations under the Michigan Business Corporation Act. In addition, the Company's ability to pay dividends is restricted by certain agreements to which the Company is a party.

The Company has a Multicurrency Revolving Credit Agreement (the "Credit Agreement"), which was restated as of July 31, 2006 and which will expire in July 2011. The Credit Agreement provides for borrowings of up to $1,125.0 million secured by eligible inventory and accounts receivable and related assets. Borrowings under the Credit Agreement are limited to a specified percentage of eligible inventories and accounts receivable and bear interest at a variable base rate plus the applicable increment or LIBOR plus the applicable increment at the Company's option. The Credit Agreement (i) includes a fixed charge coverage ratio requirement of 1.1 to 1 that is applicable only if outstanding borrowings under the facility exceed 90% of permitted borrowings thereunder, (ii) contains covenants that limit, among other things, the Company's ability to incur indebtedness, grant liens, make investments, consolidate or merge or dispose of assets, (iii) prohibits dividend payments and share repurchases that would result in borrowings under the facility exceeding 90% of permitted borrowings thereunder, and (iv) contains default provisions that are typical for this type of financing, including a cross default provision relating to other indebtedness of more than $25.0 million. As of February 3, 2007 the Company was in compliance with all covenants contained within this agreement. The Company had borrowings outstanding under the Credit Agreement (or a prior agreement) of $539.6 million at February 3, 2007, $153.6 million at January 28, 2006 and $131.7 million at January 23, 2005.

On July 30, 2002, the Company issued $50.0 million of senior guaranteed notes (the "Notes") due July 30, 2006 and bearing interest at 6.31% (payable semi-annually). The proceeds of the sale of the Notes were used to refinance existing indebtedness of the Company and its subsidiaries and for general corporate purposes. The Company repaid the Notes with funds from the Credit Agreement on July 31, 2006.

Off-Balance Sheet Arrangements

The Company is the primary beneficiary of two variable interest entities ("VIEs") due to the Company's guarantee of the debt of these entities. As a result, the Company consolidates these VIEs and has recorded property and equipment, net of accumulated depreciation, of $5.1 million, long-term debt (including current portion) of $5.4 million and minority interest of $0.3 million at February 3, 2007, and has recorded property and equipment, net of accumulated depreciation, of $5.3 million, long-term debt (including current portion) of $5.6 million, and minority interest of $0.3 million at January 28, 2006. These amounts have been treated as non-cash items on the consolidated statements of cash flows.

Significant Contractual Obligations

The following table summarizes the Company's significant contractual obligations, excluding interest expense:

	Fiscal Year				
(dollars in millions)	2007	2008-2009	2010-2011	2012 and Thereafter	Total
Credit Agreement borrowings	$539.6	$ —	$ —	$ —	$ 539.6
Capital lease obligations	0.4	—	—	—	0.4
Operating lease obligations	390.7	726.1	645.7	2,182.9	3,945.4
Debt of consolidated VIEs	0.2	0.2	0.2	4.8	5.4
Other borrowings	2.4	—	—	—	2.4
Total	$933.3	$726.3	$645.9	$2,187.7	$4,493.2

Seasonality

The Company's business is highly seasonal, with sales significantly higher during the fourth quarter, which includes the holiday selling season.

(dollars in millions)	Fiscal 2006 Q1	Q2	Q3	Q4
Sales	$860.0	$856.0	$851.6	$1,496.3
Operating Loss	(27.2)	(22.8)	(54.9)	(31.9)
% of full year:				
Sales	21.2%	21.1%	20.9%	36.8%
Operating Loss	19.9	16.7	40.1	23.3

(dollars in millions)	Fiscal 2005 Q1	Q2	Q3	Q4
Sales	$847.2	$891.6	$837.2	$1,454.7
Operating income (loss)	(6.2)	5.4	(19.3)	193.5
% of full year:				
Sales	21.0%	22.1%	20.8%	36.1%
Operating income (loss)	(3.6)	3.1	(11.1)	111.6

(dollars in millions)	Fiscal 2004 Q1	Q2	Q3	Q4
Sales	$830.8	$847.1	$833.3	$1,368.3
Operating income (loss)	5.6	15.0	0.4	195.7
% of full year:				
Sales	21.4%	21.8%	21.5%	35.3%
Operating income (loss)	2.6	6.9	0.2	90.3

Critical Accounting Policies and Estimates

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of its financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates under different assumptions and conditions. The Company believes that the following discussion addresses the Company's most critical accounting policies and estimates.

Asset Impairments

The carrying value of long-lived store assets is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. In performing such reviews for recoverability, the Company compares the expected cash flows to the carrying value of long-lived assets for the applicable stores. If the expected future cash flows are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount and the estimated fair value. Expected future cash flows, which are estimated over the assets' remaining useful lives, contain estimates of sales and the impact those future sales will have upon cash flows. Future sales are estimated based, in part, upon a projection of each store's sales trend based on the actual sales of the past several years. Additionally, each store's future cash contribution is based upon the most recent year's actual cash contribution, but is adjusted based upon projected trends in sales and store operating costs. Fair value is estimated using expected discounted future cash flows, with the discount rate approximating the Company's borrowing rate. Significant deterioration in the performance of the Company's stores compared to projections could result in significant additional asset impairments.

The carrying value of non-store long-lived assets is also evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. Expected future cash flows, which are estimated over each asset's remaining useful life, contain estimates of future cash flows based on projected trends in sales and operating costs. Fair value is estimated using expected discounted future cash flows, with the discount rate approximating the Company's borrowing rate.

Goodwill Impairment

Pursuant to the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), the Company's goodwill is tested for impairment annually (or more frequently if impairment indicators arise). Pursuant to FAS 142, a reporting unit is defined as an operating segment or one level below an operating segment (a component), for which discrete financial information is available and reviewed by management. The Company's reporting units were identified as the operating segments of Domestic Borders superstores, Waldenbooks Specialty Retail and Corporate, and the regional components of the International operating segment. The carrying amounts of the net assets of the applicable reporting units (including goodwill) are compared to the estimated fair values of those reporting units. Fair value is principally estimated using a discounted cash flow model which depends on, among other factors, estimates of future sales and expense trends, liquidity and capitalization. The discount rate used approximates the weighted average cost of capital of a hypothetical third party buyer. Changes in any of the assumptions underlying these estimates may result in the future impairment of goodwill.

If an impairment is detected due to the carrying value of the reporting unit being greater than the fair value, FAS 142 requires that an analysis be completed to determine the amount of the goodwill impairment. To determine the amount of the goodwill impairment, the fair value of the reporting unit is allocated to each of the reporting unit's assets and liabilities. The amount of fair value remaining (if any) after this allocation is then compared to the recorded value of goodwill. If the remaining fair value exceeds the recorded value of goodwill, no impairment exists. If, however, the remaining fair value is less than the recorded value of goodwill, goodwill must be reduced to the amount of remaining fair value, with the reduction being recorded as an expense on the statement of operations.

As of February 3, 2007, the carrying amount of the net assets of the U.K. reporting unit exceeded its fair value. The Company then allocated the fair value of the U.K. reporting unit to the assets and liabilities of the reporting unit, and based on that allocation, determined that the entire amount of goodwill allocated to the U.K. reporting unit was impaired, and recorded a charge of $84.4 million. As of February 3, 2007, no impairment of domestic goodwill existed.

Inventory

The carrying value of the Company's inventory is affected by reserves for shrinkage, markdowns and non-returnable inventory. Projections of shrinkage are based upon the results of regular, periodic physical counts of the Company's inventory. The Company's shrinkage reserve is adjusted as warranted based upon the trends yielded by the physical counts. Reserves for non-returnable inventory are based upon the Company's history of liquidating non-returnable inventory. The markdown percentages utilized in developing the reserve are evaluated against actual, ongoing markdowns of non-returnable inventory to ensure that they remain consistent. Significant differences between future experience and that which was projected (for either the shrinkage or non-returnable inventory reserves) could affect the recorded amounts of inventory and cost of sales.

The Company includes certain distribution and other expenses in its inventory costs, particularly freight, distribution payroll, and certain occupancy expenses. In addition, certain selling, general and administrative expenses are included in inventory costs. These amounts totaled approximately $114.1 million and

$102.1 million as of February 3, 2007 and January 28, 2006, respectively. The extent to which these costs are included in inventory is based on certain estimates of space and labor allocation.

Leases

All leases are reviewed for capital or operating classification at their inception under the guidance of Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("FAS 13"), as amended. The Company uses its incremental borrowing rate in the assessment of lease classification.

Gift Cards

The Company sells gift cards to its customers and records a liability for the face value of all certificates issued and unredeemed within the last 12 months. For certificates older than 12 months, the Company records a liability for a portion of the certificates' face value based upon historical redemption trends, and records the related income as a component of "Other revenue". To the extent that future redemption patterns differ from those historically experienced, significant variations in the recorded reserves may result.

Advertising and Vendor Incentive Programs

The Company receives payments and credits from vendors pursuant to co-operative advertising programs, shared markdown programs, purchase volume incentive programs and magazine slotting programs. These programs continue to be beneficial for both the Company and vendors, and the Company expects continued participation in these types of programs. Changes in vendor participation levels, as well as changes in the volume of merchandise purchased, among other factors, could adversely impact the Company's results of operations and liquidity.

Pursuant to co-operative advertising programs offered by vendors, the Company contracts with vendors to promote merchandise for specified time periods. Pursuant to the provisions of Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), vendor consideration which represents a reimbursement of specific, incremental, identifiable costs is included in the "Selling, general and administrative" line on the consolidated statements of operations, along with the related costs, in the period the promotion takes place. Consideration which exceeds such costs is classified as a reduction of the "Cost of merchandise sold" line on the consolidated statements of operations. Additionally, the Company has recorded $1.2 million and $1.1 million of vendor consideration as a reduction to its inventory balance at February 3, 2007 and January 28, 2006, respectively.

The Company also receives credits from vendors pursuant to shared markdown programs, purchase volume programs, and magazine slotting programs. Credits received pursuant to these programs are classified in the "Cost of merchandise sold" line on the consolidated statements of operations, and are recognized upon certain product volume thresholds being met or product placements occurring.

Income Taxes

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for anticipated tax issues in the United States and other tax jurisdictions based on an estimate of whether, and to the extent which, additional taxes will be due.

The Company also records a valuation allowance against deferred tax assets arising from certain net operating losses when it is more likely than not that some portion of all of such net operating losses will not be realized. The Company's effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings, changes in the expected outcome of audit controversies or changes in the deferred tax valuation allowance.

New Accounting Guidance

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Instruments" ("FAS 155"). FAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of FAS 155 to have a material impact on its consolidated financial position or results of operations.

In June 2006, the FASB issued Statement of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is required to be adopted by the Company beginning in the first quarter of fiscal 2007. Although the Company will continue to evaluate the application of FIN 48, management does not currently believe adoption will have a material impact on the Company's results of operations or financial position.

Also in June 2006, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-3"). EITF 06-3 states that the classification of taxes as gross or net is an accounting policy decision that is dependent on the type of tax and that similar taxes are to be presented in a similar manner. EITF 06-3 is effective for reporting periods beginning after December 15, 2006. The Company does not expect the adoption of EITF 06-3 to have an impact on its consolidated financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. FAS 157 does not expand the use of fair value measurement. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of FAS 157 to have a material impact on its consolidated financial position or results of operations.

Related Party Transactions

The Company has not engaged in any related party transactions which would have had a material effect on the Company's financial position, cash flows, or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk during the normal course of business from changes in interest rates and foreign currency exchange rates. The exposure to these risks is managed though a combination of normal operating and financing activities, which may include the use of derivative financial instruments in the form of interest rate swaps and forward foreign currency exchange contracts.

Interest Rate Risk

The Company is subject to risk resulting from interest rate fluctuations, as interest on certain of the Company's borrowings is based on variable rates. The Company's objective in managing its exposure to interest rate fluctuations is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. Historically, the Company had utilized interest rate swaps to achieve this objective, effectively converting a portion of its variable rate exposure to fixed interest rates. Currently, the Company has no such agreements in effect.

LIBOR is the rate upon which the Company's variable rate debt is principally based. If LIBOR were to increase 1% for the full year of 2007 as compared to 2006, the Company's after-tax earnings would decrease approximately $3.5 million based on the Company's expected average outstanding debt as of February 3, 2007.

Foreign Currency Exchange Risk

The Company is subject to foreign currency exchange exposure for operations with assets and liabilities that are denominated in currencies other than U.S. dollars. On a normal basis, the Company does not attempt to hedge the foreign currency translation fluctuations in the net investments in its foreign subsidiaries. The Company does, from time to time, enter into short-term forward exchange contracts to sell or purchase foreign currencies at specified rates based on estimated foreign currency cash flows. It is the policy of the Company not to purchase financial and/or derivative instruments for speculative purposes. At February 3, 2007, the Company had no foreign currency forward contracts outstanding.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

	Page
Consolidated Statements of Operations for the fiscal years ended February 3, 2007, January 28, 2006, and January 23, 2005	43
Consolidated Balance Sheets as of February 3, 2007 and January 28, 2006	44
Consolidated Statements of Cash Flows for the fiscal years ended February 3, 2007, January 28, 2006, and January 23, 2005	45
Consolidated Statements of Stockholders' Equity for the fiscal years ended February 3, 2007, January 28, 2006, and January 23, 2005	46
Notes to Consolidated Financial Statements	47
Report of Independent Registered Public Accounting Firm	68

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in millions except per share data)

	Fiscal Year Ended		
	Feb. 3, 2007	Jan. 28, 2006	Jan. 23, 2005
Sales	$4,063.9	$4,030.7	$3,879.5
Other revenue	49.6	48.5	51.9
Total revenue	$4,113.5	$4,079.2	$3,931.4
Cost of merchandise sold (includes occupancy)	3,065.2	2,939.5	2,812.4
Gross margin	1,048.3	1,139.7	1,119.0
Selling, general and administrative expenses	987.6	952.1	890.3
Pre-opening expense	11.3	7.6	4.8
Asset impairments and other writedowns	186.2	6.6	7.2
Operating income (loss)	(136.8)	173.4	216.7
Interest expense	32.4	14.3	9.1
Income (loss) before income tax	(169.2)	159.1	207.6
Income tax provision (benefit)	(17.9)	58.1	75.7
Net income (loss)	$ (151.3)	$ 101.0	$ 131.9
Earnings (loss) per common share data (Note 2)			
Diluted:			
Net income (loss)	$ (2.44)	$ 1.42	$ 1.69
Weighted-average common shares outstanding	61.9	71.1	77.9
Basic:			
Net income (loss)	$ (2.44)	$ 1.45	$ 1.72
Weighted-average common shares outstanding	61.9	69.8	76.6

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(dollars in millions except share amounts)

	Fiscal Year Ended	
	Feb. 3, 2007	Jan. 28, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 120.4	$ 81.6
Merchandise inventories	1,452.0	1,405.9
Accounts receivable and other current assets	151.2	150.3
Total current assets	1,723.6	1,637.8
Property and equipment, net	707.7	703.9
Other assets	65.1	79.7
Deferred income taxes	76.7	26.3
Goodwill	40.3	124.5
Total assets	$2,613.4	$2,572.2
Liabilities, Minority Interest and Stockholders' Equity		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	$ 542.6	$ 207.1
Trade accounts payable	631.4	660.3
Accrued payroll and other liabilities	333.1	293.4
Taxes, including income taxes	60.4	135.8
Deferred income taxes	28.4	14.5
Total current liabilities	1,595.9	1,311.1
Long-term debt	5.2	5.4
Other long-term liabilities	368.3	326.6
Commitments and contingencies (Note 9)	—	—
Total liabilities	1,969.4	1,643.1
Minority interest	2.0	1.3
Total liabilities and minority interest	1,971.4	1,644.4
Stockholders' equity:		
Common stock, 300,000,000 shares authorized; 58,476,306 and 64,149,397 shares issued and outstanding at February 3, 2007 and January 28, 2006, respectively	175.5	293.9
Accumulated other comprehensive income	28.5	19.4
Retained earnings	438.0	614.5
Total stockholders' equity	642.0	927.8
Total liabilities, minority interest and stockholders' equity	$2,613.4	$2,572.2

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in millions)

	Fiscal Year Ended		
	Feb. 3, 2007	Jan. 28, 2006	Jan. 23, 2005
Cash provided by (used for):			
Operations			
Net income (loss)	$(151.3)	$ 101.0	$ 131.9
Adjustments to reconcile net income (loss) to operating cash flows:			
Depreciation	130.0	121.5	112.9
Gain on deconsolidation of variable interest entities	—	—	(2.9)
Gain on sale of investments	(5.0)	(1.2)	—
Loss on disposal of assets	6.8	5.3	2.4
Increase in minority interest	0.6	—	—
(Increase) decrease in deferred income taxes	(34.5)	(13.0)	12.6
Increase in other long-term assets	(1.3)	(3.9)	(6.7)
Increase in other long-term liabilities	29.8	29.4	13.3
Asset impairments and other writedowns	179.0	4.3	6.2
Cash provided by (used for) current assets and current liabilities:			
Increase in inventories	(33.4)	(105.0)	(63.8)
Increase in accounts receivable	(4.2)	(10.0)	(5.7)
(Increase) decrease in prepaid expenses	11.4	(24.0)	(9.9)
Increase (decrease) in accounts payable	(34.2)	48.1	13.8
Increase (decrease) in taxes payable	(75.8)	25.6	3.4
Increase (decrease) in accrued payroll and other liabilities	29.8	(8.2)	19.3
Net cash provided by operations	47.7	169.9	226.8
Investing			
Capital expenditures	(204.2)	(196.3)	(115.5)
Proceeds from sale of investments	21.6	105.2	118.0
Purchase of investments	—	—	(95.4)
Proceeds from sale-leaseback of assets	—	—	32.3
Acquisition	—	—	(31.2)
Net cash used for investing	(182.6)	(91.1)	(91.8)
Financing			
Net repayment of long-term debt	—	(0.1)	—
Net repayment of long-term capital lease obligations	(0.1)	(0.4)	(0.4)
Net funding from credit facility	317.3	23.3	7.2
Proceeds from the excess tax benefit of options exercised	4.3	—	—
Cash dividends paid	(25.2)	(25.5)	(25.1)
Issuance of common stock	26.0	27.6	44.8
Repurchase of common stock	(148.7)	(265.9)	(177.3)
Net cash provided by (used for) financing	173.6	(241.0)	(150.8)
Effect of exchange rates on cash and equivalents	0.1	(1.0)	(0.2)
Net increase (decrease) in cash and equivalents	38.8	(163.2)	(16.0)
Cash and equivalents at beginning of year	81.6	244.8	260.8
Cash and equivalents at end of year	$ 120.4	$ 81.6	$ 244.8
Supplemental cash flow disclosures:			
Interest paid	$ 34.0	$ 13.9	$ 8.5
Income taxes paid	$ 63.5	$ 55.0	$ 64.6

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in millions except share amounts)

	Common Stock Shares	Common Stock Amount	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at January 25, 2004	78,273,341	$ 645.7	$22.7	$ 432.2	$1,100.6
Net income	—	—	—	131.9	131.9
Foreign currency translation adjustments	—	—	2.3	—	2.3
Change in fair value of derivatives, net of tax provision of $0.2	—	—	0.3	—	0.3
Comprehensive income					134.5
Cash dividends declared ($0.33 per common share)	—	—	—	(25.1)	(25.1)
Issuance of common stock	3,222,058	44.8	—	—	44.8
Repurchase and retirement of common stock	(7,619,772)	(177.3)	—	—	(177.3)
Tax benefit of equity compensation	—	11.3	—	—	11.3
Change in deferred compensation	—	0.1	—	—	0.1
Balance at January 23, 2005	73,875,627	$ 524.6	$25.3	$ 539.0	$1,088.9
Net income	—	—	—	101.0	101.0
Foreign currency translation adjustments	—	—	(5.9)	—	(5.9)
Comprehensive income					95.1
Cash dividends declared ($0.37 per common share)	—	—	—	(25.5)	(25.5)
Issuance of common stock	1,866,917	27.6	—	—	27.6
Repurchase and retirement of common stock	(11,593,147)	(265.9)	—	—	(265.9)
Tax benefit of equity compensation	—	7.5	—	—	7.5
Change in deferred compensation	—	0.1	—	—	0.1
Balance at January 28, 2006	64,149,397	$ 293.9	$19.4	$ 614.5	$ 927.8
Net loss	—	—	—	(151.3)	(151.3)
Foreign currency translation adjustments	—	—	9.1	—	9.1
Comprehensive income					(142.2)
Cash dividends declared ($0.41 per common share)	—	—	—	(25.2)	(25.2)
Issuance of common stock	1,544,904	26.0	—	—	26.0
Repurchase and retirement of common stock	(7,217,995)	(148.7)	—	—	(148.7)
Tax benefit of equity compensation	—	4.3	—	—	4.3
Balance at February 3, 2007	58,476,306	$ 175.5	$28.5	$ 438.0	$ 642.0

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Borders Group, Inc., through its subsidiaries, Borders, Inc. ("Borders"), Walden Book Company, Inc. ("Waldenbooks"), Borders (UK) Limited, Borders Australia Pty Limited and others (individually and collectively, "the Company"), is the second largest operator of book, music and movie superstores and the largest operator of mall-based bookstores in the world based upon both sales and number of stores. At February 3, 2007, the Company operated 567 superstores under the Borders name, including 499 in the United States, 41 in the United Kingdom, 20 in Australia, three in Puerto Rico, two in New Zealand and one each in Singapore and Ireland. The Company also operated 564 mall-based and other bookstores primarily under the Waldenbooks name in the United States and 30 bookstores under the Books etc. name in the United Kingdom. In addition, the Company owns and operates United Kingdom-based Paperchase Products Limited ("Paperchase"), a designer and retailer of stationery, cards and gifts. As of February 3, 2007, Paperchase operated 99 stores, primarily in the United Kingdom, and Paperchase shops have been added to nearly 250 domestic Borders Superstores.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year: Effective with respect to fiscal 2005, the Company's fiscal year ends on the Saturday closest to the last day of January. Fiscal 2006 consisted of 53 weeks, and ended on February 3, 2007. Fiscal 2005 consisted of 53 weeks and ended January 28, 2006. Fiscal 2004 consisted of 52 weeks and ended January 23, 2005. References herein to years are to the Company's fiscal years.

Foreign Currency and Translation of Foreign Subsidiaries: The functional currencies of the Company's foreign operations are the respective local currencies. All assets and liabilities of the Company's foreign operations are translated into U.S. dollars at fiscal period-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a component of stockholders' equity and comprehensive income. Foreign currency transaction gains/(losses) were $(1.3), $2.1, and $(0.2) in 2006, 2005, and 2004, respectively.

Cash and Equivalents: Cash and equivalents include short-term investments with original maturities of 90 days or less.

Inventories: Merchandise inventories are valued on a first-in, first-out ("FIFO") basis at the lower of cost or market using the retail inventory method. The Company includes certain distribution and other expenses in its inventory costs, totaling $114.1 and $102.1 as of February 3, 2007, and January 28, 2006, respectively.

Property and Equipment: Property and equipment are recorded at cost, including capitalized interest, and depreciated over their estimated useful lives on a straight-line basis for financial statement purposes and on accelerated methods for income tax purposes. Store properties are leased and improvements are amortized over the shorter of their estimated useful lives or the initial term of the related lease, generally over three to 20 years. Other annual rates used in computing depreciation for financial statement purposes approximate 3% for buildings and 10% to 33% for other fixtures and equipment. Amortization of assets under capital leases is included in depreciation expense.

The carrying value of long-lived store assets is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. In performing such reviews for recoverability, the Company compares the expected cash flows to the carrying value of long-lived assets for the applicable stores. If the expected future cash flows are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount and the estimated fair value. Expected future cash flows, which are estimated over the assets' remaining useful lives, contain estimates of sales and the impact those future sales will have upon cash flows. Future sales are estimated based, in part, upon a projection of each store's sales trend based on the actual sales of the past several years. Additionally, each store's future cash contribution is based upon the most recent year's actual cash contribution, but is adjusted based upon projected trends in sales and store operating costs. Fair value is estimated using expected discounted future cash flows, with the discount rate approximating the Company's borrowing rate. Significant deterioration in the performance of the Company's stores compared to projections could result in significant additional asset impairments.

The carrying value of non-store long-lived assets is also evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. Expected future cash flows, which are estimated over each asset's remaining useful life, contain estimates of future cash flows based on projected trends in sales and operating costs. Fair value is estimated using expected discounted future cash flows, with the discount rate approximating the Company's borrowing rate.

Goodwill: Pursuant to the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), the Company's goodwill is tested for impairment annually (or more frequently if impairment indicators arise). Pursuant to FAS 142, a reporting unit is defined as an operating segment or one level below an operating segment (a component), for which discrete financial information is available and reviewed by management. The Company's reporting units were identified as the operating segments of Domestic Borders superstores, Waldenbooks Specialty Retail and Corporate, and the regional components of the International operating segment. The carrying amounts of the net assets of the applicable reporting units (including goodwill) are compared to the estimated fair values of those reporting units. Fair value is principally estimated using a discounted cash flow model which depends on, among other factors, estimates of future sales and expense trends, liquidity and capitalization. The discount rate used approximates the weighted average cost of capital of a hypothetical third party buyer. Changes in any of the assumptions underlying these estimates may result in the future impairment of goodwill.

If an impairment is detected due to the carrying value of the reporting unit being greater than the fair value, FAS 142 requires that an analysis be completed to determine the amount of the goodwill impairment. To determine the amount of the goodwill impairment, the fair value of the reporting unit is allocated to each of the reporting unit's assets and liabilities. The amount of fair value remaining (if any) after this allocation is then compared to the recorded value of goodwill. If the remaining fair value exceeds the recorded value of goodwill, no impairment exists. If, however, the remaining fair value is less than the recorded value of goodwill, goodwill must be reduced to the amount of remaining fair value, with the reduction being recorded as an expense on the statement of operations.

As of February 3, 2007, the carrying amount of the net assets of the U.K. reporting unit exceeded its fair value. The Company then allocated the fair value of the U.K. reporting unit to the assets and liabilities of the reporting unit, and based on that allocation, determined that the entire amount of goodwill allocated to the U.K. reporting unit was impaired, and recorded a charge of $84.4 million. As of February 3, 2007, no impairment of domestic goodwill existed.

Leases: All leases are reviewed for capital or operating classification at their inception under the guidance of Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("FAS 13"), as amended. The Company uses its incremental borrowing rate in the assessment of lease classification, and defines

(dollars in millions except per share data)

initial lease term to include the construction build-out period, but to exclude lease extension period(s). The Company conducts operations primarily under operating leases. For leases that contain rent escalations, the Company records the total rent payable during the lease term, as defined above, on a straight-line basis over the term of the lease and records the difference between the rents paid and the straight-line rent as a deferred rent liability, under "Other long-term liabilities" on the Company's consolidated balance sheets, totaling $158.6 and $154.7 as of February 3, 2007 and January 28, 2006, respectively.

Landlord Allowances: The Company classifies landlord allowances as deferred rent liabilities, under "Other long-term liabilities" on the Company's consolidated balance sheets, totaling $150.5 and $132.0 as of February 3, 2007 and January 28, 2006, respectively, in accordance with the provisions of FASB Technical Bulletin No. 88-1, "Issues Relating to Accounting for Leases" ("FTB 88-1"), and as an operating activity on the Company's consolidated statements of cash flows. Also in accordance with the provisions of FTB 88-1, the Company classifies the amortization of landlord allowances as a reduction of occupancy expense, included as a component of "Cost of merchandise sold (includes occupancy)" in the Company's consolidated statements of operations.

Financial Instruments: The recorded values of the Company's financial instruments, which include accounts receivable, accounts payable and indebtedness, approximate their fair values.

Pursuant to the provisions of Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities" ("FAS 133"), as amended, the Company recognizes the fair value of its derivatives on the consolidated balance sheets. Changes in derivative fair values are either recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments, or, for forecasted transactions, deferred and recorded as a component of other stockholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is immediately recognized in earnings.

Accumulated Other Comprehensive Income (Loss): Accumulated other comprehensive income (loss) for the Company includes fair value changes of derivatives (net of tax) and exchange rate fluctuations. Disclosure of comprehensive income (loss) is incorporated into the consolidated statements of stockholders' equity for all years presented. Accumulated other comprehensive income (loss) includes $28.5 and $19.4 for exchange rate fluctuations as of February 3, 2007 and January 28, 2006, respectively.

Revenue: Revenue is recognized, net of estimated returns, at the point of sale for all of the Company's segments. Revenue excludes sales taxes and any value-added taxes.

The Company, through its subsidiaries, has agreements with Amazon.com, Inc. ("Amazon") to operate Web sites utilizing the Borders.com, Waldenbooks.com, Borders.co.uk and Booksetc.co.uk URLs (the "Web Sites"). Under these agreements, which expire in early 2008, Amazon is the merchant of record for all sales made through the Web Sites, and determines all prices and other terms and conditions applicable to such sales. Amazon is responsible for the fulfillment of all products sold through the Web Sites and retains all payments from customers. The Company receives referral fees for products purchased through the Web Sites. The agreements contain mutual indemnification provisions, including provisions that define between the parties the responsibilities with respect to any liabilities for sales, use and similar taxes, including penalties and interest, associated with products sold on the Web Sites. Currently, taxes are not collected with respect to products sold on the Web Sites except in certain states.

Pre-Opening Costs: The Company expenses pre-opening costs as incurred in accordance with SOP 98-5, "Reporting on the Costs of Start-Up Activities."

Closing Costs: Pursuant to the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"), the Company expenses when incurred all amounts related to the discontinuance of operations of stores identified for closure.

(dollars in millions except per share data)

Borders Rewards: The Company launched the Borders Rewards loyalty program during the first quarter of 2006. Membership in Borders Rewards is free, with no enrollment costs or annual fees. Five percent of all qualifying purchases made by members throughout 2006 were credited to personal Holiday Savings accounts, which were used on holiday purchases made from November 15 through January 31. The Company accrues the full cost of all rewards as they are earned by members. This cost is categorized as "Cost of merchandise sold" on the consolidated statements of operations.

Preferred Reader Program: Until October 2004, Waldenbooks sold memberships in its Preferred Reader Program, which offered members discounts on purchases and other benefits. The Company recognized membership income on a straight-line basis over the 12-month term of the membership, and categorized the income as "Other revenue" in the Company's consolidated statements of operations. Discounts on purchases were netted against "Sales" in the Company's consolidated statements of operations.

Gift Cards: The Company sells gift cards to its customers and records a liability for the face value of all certificates issued and unredeemed within the last 12 months. For certificates older than 12 months, the Company records a liability for a portion of the certificates' face value based upon historical redemption trends, and records the related income as a component of "Other revenue" in the Company's consolidated statements of operations. The Company has included the liability for gift cards as a component of "Accrued payroll and other liabilities" on its consolidated balance sheets, totaling $151.7 and $145.4 as of February 3, 2007 and January 28, 2006, respectively.

Advertising Costs: The Company expenses advertising costs as incurred, and recorded approximately $41.9, $39.4 and $44.7 of gross advertising expenses in 2006, 2005 and 2004, respectively.

The Company receives payments and credits from vendors pursuant to co-operative advertising programs, shared markdown programs, purchase volume incentive programs and magazine slotting programs.

Pursuant to co-operative advertising programs offered by vendors, the Company contracts with vendors to promote merchandise for specified time periods. Pursuant to the provisions of Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), which the Company adopted effective January 1, 2003, vendor consideration which represents a reimbursement of specific, incremental, identifiable costs is included in the "Selling, general and administrative" line on the consolidated statements of operations, along with the related costs, in the period the promotion takes place. Consideration which exceeds such costs is classified as a reduction of the "Cost of merchandise sold" line on the consolidated statements of operations. Additionally, the Company recorded $1.2 and $1.1 of vendor consideration as a reduction to its inventory balance at February 3, 2007 and January 28, 2006, respectively.

The Company also receives credits from vendors pursuant to shared markdown programs, purchase volume programs, and magazine slotting programs. Credits received pursuant to these programs are classified in the "Cost of merchandise sold" line on the consolidated statements of operations, and are recognized upon certain product volume thresholds being met or product placements occurring.

Advertising costs not part of the programs listed above are included in the "Selling, general and administrative" line of the consolidated statements of operations.

Income Taxes: Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. FAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of or all of the deferred tax asset will not be realized.

(dollars in millions except per share data)

The Company and its subsidiaries file separate foreign, state and local income tax returns and, accordingly, provide for such income taxes on a separate company basis.

Equity-Based Compensation: Beginning in 2006, the Company accounted for equity-based compensation in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)"). The Company adopted FAS 123(R) using the modified prospective method. Under the modified prospective method, compensation cost is recognized for all share-based payments granted after the adoption of FAS 123(R) and for all awards granted to employees prior to the adoption date of FAS 123(R) that remain unvested on the adoption date. Accordingly, no restatements were made to prior periods. The Company records compensation cost for equity-based compensation in the "Selling, general and administrative" line of the consolidated statements of operations.

Prior to 2006, the Company accounted for equity-based compensation under the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). As permitted, the Company had adopted the disclosure-only option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation during the respective years:

	2005	2004
Net income, as reported	$101.0	$131.9
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	0.9	0.7
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	1.8	4.1
Pro forma net income	$100.1	$128.5
Earnings per share:		
Diluted — as reported	$ 1.42	$ 1.69
Diluted — pro forma	$ 1.41	$ 1.65
Basic — as reported	$ 1.45	$ 1.72
Basic — pro forma	$ 1.43	$ 1.68

See "Note 13 — Stock-Based Compensation Plans" for further discussion of the Company's equity-based compensation plans.

New Accounting Guidance: In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Instruments" ("FAS 155"). FAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of FAS 155 to have a material impact on its consolidated financial position or results of operations.

In June 2006, the FASB issued Statement of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 requires that the tax

(dollars in millions except per share data)

effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is required to be adopted by the Company beginning in the first quarter of fiscal 2007. Although the Company will continue to evaluate the application of FIN 48, management does not currently believe adoption will have a material impact on the Company's results of operations or financial position.

Also in June 2006, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-3"). EITF 06-3 states that the classification of taxes as gross or net is an accounting policy decision that is dependent on the type of tax and that similar taxes are to be presented in a similar manner. EITF 06-3 is effective for reporting periods beginning after December 15, 2006. The Company does not expect the adoption of EITF 06-3 to have an impact on its consolidated financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. FAS 157 does not expand the use of fair value measurement. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of FAS 157 to have a material impact on its consolidated financial position or results of operations.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE 2 — WEIGHTED-AVERAGE SHARES OUTSTANDING

Weighted-average shares outstanding are calculated as follows (thousands):

	2006	2005	2004
Weighted-average common shares outstanding — basic	61,940	69,785	76,553
Dilutive effect of employee stock options	—	1,303	1,387
Weighted-average common shares outstanding — diluted	61,940	71,088	77,940

Unexercised employee stock options to purchase 1.5 million shares as of February 3, 2007 were not included in the fiscal 2006 weighted-average shares outstanding calculation because to do so would have been antidilutive, due to the Company's net loss. Unexercised employee stock options and unvested restricted share units to purchase 2.8 million, 4.1 million, and 3.1 million common shares as of February 3, 2007, January 28, 2006, and January 23, 2005, respectively, were not included in the weighted-average shares outstanding calculation because to do so would have been antidilutive, due to the exercise price of these shares exceeding the Company's share price at the end of the respective fiscal years.

NOTE 3 — ASSET IMPAIRMENTS AND OTHER WRITEDOWNS

Asset Impairments: In accordance with the provisions of FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates the carrying values of long-lived assets whenever changes in circumstances indicate the carrying amounts of such assets may not be recoverable. When an indicator of impairment is present, the Company evaluates the recoverability of the affected assets. As a

(dollars in millions except per share data)

result of such an evaluation, the Company recorded a charge of $94.6 in the fourth quarter of 2006 related to the impairment of certain long-lived assets.

In 2006, assets of underperforming domestic Borders superstores were tested for impairment and as a result, the Company recorded a charge of $9.0 in the fourth quarter. The Waldenbooks Specialty Retail segment has experienced declining sales and profits over the past several years. For the first time in 2006, the segment generated an operating loss, and the Company tested all assets of the segment for impairment. This resulted in a fourth quarter 2006 charge of $10.1 related to underperforming Waldenbooks Specialty Retail stores and a $34.3 charge related to Waldenbooks Specialty Retail's merchandising system. In the International segment, the retail environment in the U.K. has been challenging over the last two years, resulting in declining sales and profits in the Company's U.K. Superstores and Books etc. chains. The Company initially believed the change in the environment was temporary, due to the terrorist attacks that occurred in central London during the second quarter of 2005. However, sales for the U.K. operations did not improve as expected, and the Company tested all assets of the U.K. Superstores and Books etc. chains for impairment in 2006. As a result, the Company recorded asset impairment charges in the fourth quarter of 2006 of $30.5 related to underperforming U.K. superstores and $10.5 related to Books etc. stores, as well as $0.2 related to certain assets located at the U.K. corporate office.

In the fourth quarter of 2005, the Company recorded a charge of $4.3 related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), consisting of the following: $2.1 related to underperforming domestic Borders superstores, $0.5 related to underperforming Waldenbooks Specialty Retail stores and $1.7 related to underperforming Books etc. stores.

In the fourth quarter of 2004, the Company recorded a charge of $6.2 related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), consisting of the following: $4.5 related to underperforming domestic Borders superstores, $0.4 related to underperforming Waldenbooks Specialty Retail stores and $1.3 related to underperforming Books etc. stores.

The charges taken for these impairments are categorized as "Asset impairments and other writedowns" on the consolidated statements of operations.

Goodwill Impairment: In accordance with the provisions of FAS 142, "Goodwill and Other Intangible Assets," the Company evaluates the carrying values of goodwill annually or more frequently when impairment indicators arise. As a result of the decline in sales and profits of the U.K. Superstores and Books etc. chains, driven by the economic factors discussed above, the carrying amount of the net assets of the U.K. reporting unit exceeded its fair value, as calculated using principally a discounted future cash flows approach. As a result, the Company determined that the entire amount of goodwill allocated to the U.K. reporting unit was impaired, and recorded a charge of $84.4 in the fourth quarter of 2006. Subsequent to this impairment, all of the Company's remaining goodwill relates to the domestic Borders superstores. As of February 3, 2007, no impairment of domestic goodwill existed.

The charge taken for this impairment is categorized as "Asset impairments and other writedowns" on the consolidated statements of operations.

Store Closings: In accordance with the provisions of FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company expenses when incurred all amounts related to the discontinuance of operations of stores identified for closure. These expenses typically pertain to inventory markdowns, asset impairments, and store payroll and other costs. When the Company closes any of its stores, the inventory of the closed stores is either returned to vendors or marked down and sold. Stores' leasehold improvements, furniture, fixtures and equipment are generally discarded or sold for nominal amounts.

Borders superstores closed during 2006 averaged approximately 25 employees per store and Waldenbooks Specialty Retail stores closed during 2006 averaged between five to seven employees per store, who have been or will be displaced by the closures, with the majority being transferred to other Waldenbooks

(dollars in millions except per share data)

Specialty Retail or domestic Borders superstore locations. Those employees not transferred are eligible for involuntary termination benefits, but the total amount of these benefits for the stores affected by the closing plans is not significant.

During 2006, the Company recorded a $9.0 charge for the closing costs of its stores, consisting of the following: $4.1 relating to the closure of five domestic Borders superstores, and $4.9 relating to the closure of 124 Waldenbooks Specialty Retail stores. The charge for Borders consisted primarily of asset impairments, and the charge for Waldenbooks Specialty Retail included $0.8 of asset impairments and $2.3 of store payroll and other costs. Also included in the $4.9 charge is a $1.8 charge for inventory markdowns of the stores to be closed.

During 2005, the Company recorded a $3.4 charge for the closing costs of its stores, consisting of the following: $1.0 relating to the closure of two Borders stores, and $2.4 relating to the closure of 50 Waldenbooks Specialty Retail stores (net of a $0.1 adjustment of the prior year reserve resulting from actual costs differing from estimates). The charge for Borders consisted primarily of asset impairments, and the charge for Waldenbooks Specialty Retail included $0.4 of asset impairments and $0.9 of store payroll and other costs. Also included in the $2.4 charge is a $1.1 charge for inventory markdowns of the stores to be closed.

During 2004, the Company recorded a $2.2 charge for the closing costs relating to the closure of 43 underperforming Waldenbooks Specialty Retail stores (net of a $0.2 adjustment of the prior year reserve resulting from actual costs differing from estimates). The charge included $0.1 of asset impairments and $0.9 of store payroll and other costs. Also included in the $2.2 charge is a $1.2 charge for inventory markdowns of the stores to be closed.

Asset impairment and store payroll costs related to store closings are categorized as "Asset impairments and other writedowns" on the consolidated statements of operations. Inventory markdowns related to store closings are categorized as "Cost of merchandise sold (includes occupancy)" on the consolidated statements of operations.

The following table summarizes Waldenbooks Specialty Retail's store closing reserve:

Reserve balance at January 25, 2004	$ 1.1
2004 Charge	2.4
2004 Reserve adjustment	(0.2)
2004 Cash payments	(2.7)
Reserve balance at January 23, 2005	$ 0.6
2005 Charge	2.5
2005 Reserve adjustment	(0.1)
2005 Cash payments	(2.3)
Reserve balance at January 28, 2006	$ 0.7
2006 Charge	4.9
2006 Reserve adjustment	—
2006 Cash payments	(2.8)
Reserve balance at February 3, 2007	$ 2.8

(dollars in millions except per share data)

The following table summarizes the sales and operating loss for the Waldenbooks Specialty Retail stores closed in each of the following fiscal years:

	2006	2005	2004
Sales	$76.0	$25.9	$19.2
Operating loss	(4.9)	(0.3)	(0.6)

During 2006, 2005 and 2004, the Company recorded charges for the estimated future lease obligations of Books etc. store closures of $2.1, $0.5 and $1.1, respectively. These amounts were categorized as "Cost of merchandise sold (includes occupancy)" on the consolidated statements of operations.

NOTE 4 — SALE-LEASEBACK TRANSACTION

In March 2004, the Company entered into an agreement with GE Pension Limited to sell and subsequently leaseback a Company-owned property owned by its Books etc. subsidiary. There were no future commitments, obligations, provisions, or circumstances included in either the sale contract or the lease contract that would result in the Company's continuing involvement; therefore, the assets associated with the property were removed from the Company's consolidated balance sheets.

The transaction was recorded in the International segment. The sale proceeds were $32.3 and the net book value of the property upon the completion date of the sale was $28.4, and direct costs associated with the transaction were $0.4. A deferred gain of $3.5 was recorded on the consolidated balance sheets in "Other long-term liabilities" and is being amortized over the 20-year term of the operating lease.

NOTE 5 — ACQUISITION OF PAPERCHASE PRODUCTS, LTD.

In July 2004, the Company invested cash of $24.1, including debt repayment of $4.1, in connection with an increase in its 15% equity stake in Paperchase Products, Ltd. ("Paperchase"), a leading stationery retailer in the United Kingdom, to 97%, which was allocated primarily to fixed assets, inventory and $22.4 of goodwill. The Company also recorded minority interest of $1.0. The acquisition has been accounted for as a purchase in the Company's International segment. The acquisition was not material to the consolidated statements of operations, the consolidated balance sheets, or the consolidated statements of cash flows of the Company.

NOTE 6 — SEATTLE'S BEST COFFEE LICENSING AGREEMENT

In August 2004, the Company entered into a licensing agreement with Seattle's Best Coffee, a wholly-owned subsidiary of Starbucks Corporation, through which the Company will operate Seattle's Best Coffee-branded cafes within substantially all of the Company's existing Borders superstores in the continental U.S. and Alaska and new stores as they are opened. Cafes located within existing Borders superstores began conversion to Seattle's Best Coffee cafes beginning in early 2005, and will continue through 2007. These cafes will continue to be managed and staffed by Company employees, who will be trained on Seattle's Best Coffee brand standards and procedures. Seattle's Best Coffee will also provide brand direction and oversight, as well as in-store promotional support, and will receive royalty payments from the Company.

(dollars in millions except per share data)

NOTE 7 — PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2006	2005
Property and equipment		
Buildings	$ 6.9	$ 6.9
Leasehold improvements	754.5	647.7
Furniture and fixtures	1,107.0	979.5
Construction in progress	23.2	36.3
	1,891.6	1,670.4
Less — accumulated depreciation and amortization	(1,183.9)	(966.5)
Property and equipment, net	$ 707.7	$ 703.9

NOTE 8 — INCOME TAXES

The income tax provision consists of the following:

	2006	2005	2004
Current			
Federal	$ 14.5	$ 61.6	$52.6
State and local	2.3	9.5	10.7
Foreign	1.8	0.5	1.1
Deferred			
Federal	(22.0)	(11.9)	8.0
State and local	(7.6)	(0.8)	0.7
Foreign	(6.9)	(0.8)	2.6
Total income tax provision (benefit)	$(17.9)	$ 58.1	$75.7

A reconciliation of the federal statutory rate to the Company's effective tax rate follows:

	2006	2005	2004
Federal statutory rate	$(59.2)	$55.7	$72.7
State and local taxes, net of federal tax benefit	(0.6)	5.7	7.4
Impact of foreign operations	41.7	(2.2)	(2.8)
Other	0.2	(1.1)	(1.6)
Total income tax provision (benefit)	$(17.9)	$58.1	$75.7

(dollars in millions except per share data)

Deferred tax assets and liabilities resulted from the following:

	2006	2005
Deferred tax assets		
Accruals and other current liabilities	$ 7.9	$ 4.2
Deferred revenue	8.6	4.6
Other long-term liabilities	2.6	3.0
Deferred compensation	2.0	2.2
Deferred rent	59.3	70.0
State deferred tax assets	9.5	1.9
Foreign deferred tax assets	36.5	20.6
Asset impairments and other writedowns	21.8	8.7
Valuation allowance	(14.6)	(9.4)
Total deferred tax assets	133.6	105.8
Deferred tax liabilities		
Inventory	18.6	18.2
Property and equipment	51.6	64.5
Foreign deferred tax liabilities	15.1	11.3
Total deferred tax liabilities	85.3	94.0
Net deferred tax assets	$ 48.3	$ 11.8

The Company has tax net operating loss carryforwards in foreign jurisdictions totaling $48.8 as of February 3, 2007, $30.4 as of January 28, 2006, and $28.0 as of January 23, 2005. These losses have an indefinite carryforward period. The Company has established a valuation allowance to reflect the uncertainty of realizing a portion of the benefits of these net operating losses and deferred assets in foreign jurisdictions.

Consolidated domestic income (loss) before taxes was $(23.2) in 2006, $172.4 in 2005, and $200.6 in 2004. The corresponding amounts for foreign operations were $(146.0) in 2006, $(13.3) in 2005 and $7.0 in 2004.

Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested outside the United States. Cumulative foreign earnings considered permanently reinvested totaled $31.5 as of February 3, 2007 and $21.9 as of January 28, 2006.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Litigation: Two former employees, individually and on behalf of a purported class consisting of all current and former employees who work or worked as Inventory Managers or Sales Managers in Borders stores in the State of California at any time from September 30, 2001 through the trial date, have filed an action against the Company in the Superior Court of California for the County of San Francisco. The Complaint alleges, among other things, that the individual plaintiffs and the purported class members were improperly classified as exempt employees and that the Company violated the California Labor Code and the California Business and Professions Code by failing to (i) pay required overtime, (ii) provide meal periods, rest periods, and accurate itemized wage statements, (iii) keep accurate records of employees'

(dollars in millions except per share data)

hours of work, and (iv) pay all compensation owed at the time of termination of employment to certain members of the purported class. The relief sought includes damages, restitution, penalties, injunctive relief, interest, costs, and attorneys' fees and such other relief as the court deems proper. The Company has not included any liability in its consolidated financial statements in connection with this matter and has expensed as incurred all legal costs to date.

On October 29, 2002, Gary Gerlinger, individually and on behalf of all other similarly situated consumers in the United States who, during the period from August 1, 2001 to the present, purchased books online from either Amazon.com, Inc. ("Amazon") or the Company, instituted an action against the Company and Amazon in the United States District Court for the Northern District of California. The Complaint alleges that the agreement pursuant to which an affiliate of Amazon operates Borders.com as a co-branded site (the "Web Site") violates federal anti-trust laws, California statutory law and the common law of unjust enrichment. The Complaint seeks injunctive relief, damages, including treble damages or statutory damages where applicable, attorneys fees, costs and disbursements, disgorgement of all sums obtained by allegedly wrongful acts, interest and declaratory relief. On November 1, 2005, the Court granted the Company's Motion to Dismiss all of the remaining claims of the plaintiff. The anti-trust claims were dismissed with prejudice, and the unfair competition claims were dismissed without prejudice. The plaintiff has appealed the decision. The Company has not included any liability in its consolidated financial statements in connection with this matter and has expensed as incurred all legal costs to date.

Certain states and private litigants have sought to impose sales or other tax collection efforts on out-of-jurisdiction companies that engage in e-commerce. The Company and Amazon have been named as defendants in actions filed by a private litigant on behalf of the state of Illinois under the state's False Claims Act relating to the failure to collect use taxes on Internet sales in Illinois for periods both before and after the implementation of the Web Site agreement with Amazon. The Complaints seek judgments, jointly and severally, against the defendants for, among other things, injunctive relief, treble the amount of damages suffered by the state of Illinois as a result of the alleged violations of the defendants, penalties, costs and expenses, including legal fees. Similar actions previously filed against the Company in Tennessee and Nevada have been dismissed.

Although an adverse resolution of any of the matters described above could have a material adverse effect on the results of the operations of the Company for the applicable period or periods, the Company does not believe that these matters will have a material effect on its liquidity or financial position.

In addition to the matters described above, the Company is, from time to time, involved in or affected by other litigation incidental to the conduct of its businesses.

NOTE 10 — DEBT

Credit Facility: The Company has a Multicurrency Revolving Credit Agreement (the "Credit Agreement"), which was restated as of July 31, 2006 and which will expire in July 2011. The Credit Agreement provides for borrowings of up to $1,125.0 secured by eligible inventory and accounts receivable and related assets. Borrowings under the Credit Agreement are limited to a specified percentage of eligible inventories and accounts receivable and bear interest at a variable base rate plus the applicable increment or LIBOR plus the applicable increment at the Company's option. The Credit Agreement (i) includes a fixed charge coverage ratio requirement of 1.1 to 1 that is applicable only if outstanding borrowings under the facility exceed 90% of permitted borrowings thereunder, (ii) contains covenants that limit, among other things, the Company's ability to incur indebtedness, grant liens, make investments, consolidate or merge or dispose of assets, (iii) prohibits dividend payments and share repurchases that would result in borrowings under the facility exceeding 90% of permitted borrowings thereunder, and (iv) contains default provisions that are typical for this type of financing, including a cross default provision relating to other indebtedness of more than $25.0. The Company had borrowings outstanding under the Credit Agreement (or a prior

(dollars in millions except per share data)

agreement) of $539.6 million at February 3, 2007 and $153.6 at January 28, 2006. The weighted average interest rate in 2006 and 2005 was approximately 6.5% and 6.0%, respectively.

Term Loan: On July 30, 2002, the Company issued $50.0 of senior guaranteed notes (the "Notes") due July 30, 2006 and bearing interest at 6.31% (payable semi-annually). The proceeds of the sale of the Notes were used to refinance existing indebtedness of the Company and its subsidiaries and for general corporate purposes. The Company repaid the Notes with funds from the Credit Agreement on July 31, 2006.

Debt of Consolidated VIEs: The Company includes the debt of two variable interest entities ("VIEs"), consolidated pursuant to Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"), in its consolidated balance sheets. Scheduled principal payments of this debt as of February 3, 2007 total $0.2 in 2007, $0.2 in 2008, $0.2 in 2009, $0.2 in 2010, $0.3 in 2011, $4.3 in all later years, and in the aggregate, total $5.4. See "Note 11 — Leases" for further discussion of the Company's consolidation of these VIEs.

As of February 3, 2007, the Company was in compliance with its debt covenants.

NOTE 11 — LEASES

Operating Leases: The Company conducts operations primarily in leased facilities. Store leases are generally for terms of three to 20 years. Borders' leases generally contain multiple three- to five-year renewal options which allow Borders the option to extend the life of the leases up to 25 years beyond the initial noncancellable term. Waldenbooks Specialty Retail's leases generally do not contain renewal options. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. Also, certain leases provide for the payment by the Company of executory costs (taxes, maintenance, and insurance).

Lease Commitments: Future minimum lease payments under operating leases at February 3, 2007 total $390.7 in 2007, $373.9 in 2008, $352.2 in 2009, $331.4 in 2010, $314.3 in 2011, and $2,182.9 in all later years, and in the aggregate, total $3,945.4.

Rental Expenses: A summary of operating lease minimum and percentage rental expense follows:

	2006	2005	2004
Minimum rentals	$409.6	$378.0	$369.5
Percentage rentals	21.4	18.9	8.7
Total	$431.0	$396.9	$378.2

Capitalized Leases: The Company accounts for certain items under capital leases. Scheduled principal payments of capitalized leases as of February 3, 2007 total $0.4, due in 2007.

Consolidated VIEs: The Company is the primary beneficiary of two variable interest entities ("VIEs") due to the Company's guarantee of the debt of these entities. As a result, the Company consolidates these VIEs and has recorded property and equipment, net of accumulated depreciation, of $5.1, long-term debt (including current portion) of $5.4 and minority interest of $0.3 at February 3, 2007, and has recorded property and equipment, net of accumulated depreciation, of $5.3, long-term debt (including current portion) of $5.6 and minority interest of $0.3 at January 28, 2006.

(dollars in millions except per share data)

NOTE 12 — EMPLOYEE BENEFIT PLANS

Employee Savings Plan: Employees of the Company who meet certain requirements as to age and service are eligible to participate in the Company's Savings Plan. The Company's expense related to this plan was $4.9, $5.0, and $4.7 for 2006, 2005 and 2004, respectively.

NOTE 13 — STOCK-BASED COMPENSATION PLANS

2004 Long-Term Incentive Plan: The Company maintains the 2004 Long-Term Incentive Plan (the "2004 Plan"), pursuant to which the Company may grant stock-based awards to employees and non-employee directors of the Company, including restricted shares and share units of its common stock and options to purchase its common stock. The 2004 Plan was approved by shareholders in May 2004, and replaced all prior stock-based benefit plans on a go-forward basis. Three million shares were authorized for the grant of stock-based awards under the 2004 Plan (plus any shares forfeited or cancelled under the 2004 Plan or any prior plan). At February 3, 2007, 3.7 million shares remained available for grant.

Under the 2004 Plan, the exercise price of options granted will not be less than the fair value of the Company's common stock at the date of grant. The plan provides for vesting periods as determined by the Compensation Committee of the Company's Board of Directors. The Company recognizes compensation expense for options granted on a straight-line basis over the vesting period.

The Company's senior management personnel are required to use 20%, and may use up to 100%, of their annual incentive bonuses to purchase restricted shares of the Company's common stock, at a 20% to 40% discount from the fair value of the same number of unrestricted shares of common stock. In addition, the Company's senior management personnel may elect to make a one-time purchase of restricted shares. Restricted shares of common stock purchased under the 2004 Plan will generally be restricted from sale or transfer for at least two and up to four years from date of purchase.

The Company recognizes compensation expense for the discount on restricted shares of common stock purchased under the 2004 Plan (or prior plan). Such discounts are recognized as expense on a straight-line basis over the period during which the shares are restricted from sale or transfer.

The Company grants performance-based share units of its common stock ("RSUs") to its senior management personnel. RSUs vest in amounts based on the achievement of performance goals. The Compensation Committee of the Company's Board of Directors establishes the RSU's performance criteria and vesting period. The Company also grants time-vested restricted stock to its senior management personnel.

The Company previously recognized compensation expense for the RSUs granted under the 2004 Plan using variable accounting, in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under variable accounting, estimates of compensation costs were recorded and updated each period until the measurement date, based on changes in the Company's share price and the estimated vesting period of the RSUs. Beginning in 2006, the Company recognized compensation expense for the RSUs in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)"). In accordance with FAS 123(R), the Company records compensation cost based on the fair market value of the RSUs on the date of grant.

Employee Stock Purchase Plan: The Company maintained an employee stock purchase plan (the "Employee Plan"), which allowed the Company's associates not eligible under the 2004 Plan to purchase shares of the Company's common stock at a 15% discount from their fair market value. The Employee Plan expired as of December 31, 2005.

A summary of the information relative to the Company's stock option plans follows (number of shares in thousands):

All Plans	Number of Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Contract Life
Outstanding at January 25, 2004	13,043	19.67		
Granted	69	23.52		
Exercised	3,121	13.85		
Forfeited	995	21.81		
Outstanding at January 23, 2005	8,996	21.48		
Granted	13	24.43		
Exercised	1,737	14.85		
Forfeited	907	23.79		
Outstanding at January 28, 2006	6,365	22.98		
Granted	531	18.59		
Exercised	1,338	16.03		
Forfeited	717	24.34		
Outstanding at February 3, 2007	4,841	24.22	$—	2.0
Balance exercisable at				
January 23, 2005	6,985	21.95		
January 28, 2006	5,752	23.20		
February 3, 2007	4,238	24.93	$—	1.5

The weighted-average fair values of options at their grant date where the exercise price equals the market price on the grant date were $3.84, $4.49, and $7.30 in 2006, 2005 and 2004, respectively.

The Black-Scholes option valuation model was used to calculate the fair market value of the options at the grant date. The following assumptions were used in the calculation:

	2006	2005	2004
Risk-free interest rate	4.7-5.1%	3.8-4.1%	2.8-4.7%
Expected life	3-5 years	3-5 years	3-5 years
Expected volatility	25.1-25.5%	25.6-27.6%	29.9-35.2%
Expected dividends	1.6-2.3%	1.3-1.6%	1.3-1.6%

Under FAS 123(R), the Company recognized $2.1, or $0.03 per share, net of $1.3 tax benefit, of stock-based compensation expense related to stock options, restricted stock grants, and employee stock purchases for the year ended February 3, 2007. As of February 3, 2007, unrecognized compensation cost was $1.1 with a weighted-average future vesting period of 2.5 years related to stock options and $3.4 with a weighted-average future vesting period of 1.6 years related to restricted stock grants and employee stock purchases. Stock-based compensation expense is included in Selling, general and administrative expenses. Upon adoption of FAS 123(R), the balance of $0.4 of deferred compensation was charged to additional paid in capital.

The following table summarizes the information regarding stock options outstanding at February 3, 2007 (number of shares in thousands):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$10.23-$13.63	35	2.6	13.11	35	13.11
$13.64-$17.03	281	2.7	14.45	281	14.45
$17.04-$20.44	962	4.2	17.45	512	17.34
$20.45-$23.84	1,268	1.8	22.28	1,200	22.23
$23.85-$27.25	296	2.7	25.02	211	25.14
$27.26-$30.66	1,636	0.9	29.79	1,636	29.79
$30.67-$34.06	363	1.2	31.78	363	31.78

A summary of the information relative to the Company's granting of stock-based awards other than options follows (number of shares in thousands):

	Number of Shares	Weighted-Average Purchase Price	Weighted-Average at Grant Date FMV
Stock purchased:			
2004 Plan (or prior plan)			
2004	45	17.74	23.59
2005	32	17.80	26.05
2006	75	14.17	17.75
Employee plan			
2004	28	20.64	24.29
2005	26	20.28	23.86
2006	—	—	—
Stock and stock units issued:			
Time-vested shares issued:			
2004 Plan			
2004	17	—	23.59
2005	50	—	23.96
2006	114	—	24.16
Performance-based stock units issued:			
2004 Plan			
2004	288	—	23.50
2005	395	—	26.24
2006	405	—	23.59

NOTE 14 — FINANCIAL INSTRUMENTS

The Company is subject to risk resulting from interest rate fluctuations, as interest on certain of the Company's borrowings is based on variable rates. The Company's objective in managing its exposure to

(dollars in millions except per share data)

interest rate fluctuations is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. During 2005, the Company utilized two interest rate swaps to achieve this objective, effectively converting a portion of its variable rate exposure to fixed interest rates. In accordance with the provisions of FAS 133, the Company designated these interest rate swap agreements as cash flow hedges. These two interest rate swaps settled during the second quarter of 2005, and a cumulative loss was realized, totaling less than $0.1.

A portion of the Company's borrowings is based on a fixed interest rate. In August 2003, the Company entered into an interest rate swap to convert the fixed rate, upon which the $50.0 of Notes were based, to a variable rate based on LIBOR. In accordance with the provisions of FAS 133, the Company designated this swap agreement as a fair market value hedge. Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a fair market value hedge are recorded in the Company's consolidated statements of operations, as are changes in the fair value of the hedged debt. This fair market value hedge settled during the second quarter of 2006.

As of January 28, 2006, the Company had the following interest rate swap in effect:

January 28, 2006			
Notional Amount	Strike Rate	Period	Fair Market Value
$50.0	variable	8/03-7/06	$(0.3)

The Company had no interest rate swaps in effect as of February 3, 2007.

NOTE 15 — SEGMENT INFORMATION

The Company is organized based upon the following operating segments: domestic Borders superstores, Waldenbooks Specialty Retail stores, International stores (including Borders, Books etc. and Paperchase stores), and Corporate (consisting of the unallocated portion of certain corporate governance and other costs). The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies." Segment data includes charges allocating all corporate headquarters costs to each segment. Transactions between segments, consisting principally of inventory transfers, are recorded primarily at cost. The Company evaluates the performance of its segments and allocates resources to them based on operating income and anticipated future contribution.

	2006	2005	2004
Sales			
Domestic Borders superstores	$2,750.0	$2,709.5	$2,588.9
Waldenbooks Specialty Retail	663.9	744.8	779.9
International	650.0	576.4	510.7
Total sales	$4,063.9	$4,030.7	$3,879.5
Depreciation expense			
Domestic Borders superstores	$ 86.7	$ 84.5	$ 80.4
Waldenbooks Specialty Retail	20.9	18.2	16.7
International	22.4	18.8	15.8
Corporate	—	—	—
Total depreciation expense	$ 130.0	$ 121.5	$ 112.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in millions except per share data)

	2006	2005	2004
Operating income (loss)			
Domestic Borders superstores	$ 92.4	$ 174.1	$ 177.5
Waldenbooks Specialty Retail	(78.0)	2.5	25.9
International	(135.9)	6.4	24.4
Corporate	(15.3)	(9.6)	(11.1)
Total operating income	$ (136.8)	$ 173.4	$ 216.7
Total assets			
Domestic Borders superstores	$1,714.6	$1,615.2	$1,484.7
Waldenbooks Specialty Retail	322.3	345.8	328.3
International	448.1	476.5	452.8
Corporate	128.4	134.7	363.0
Total assets	$2,613.4	$2,572.2	$2,628.8
Capital expenditures			
Domestic Borders superstores	$ 128.9	$ 98.1	$ 64.5
Waldenbooks Specialty Retail	12.0	19.8	12.2
International	47.7	45.9	20.6
Corporate	15.6	32.5	18.2
Total capital expenditures	$ 204.2	$ 196.3	$ 115.5

Total assets for the Corporate segment include certain corporate headquarters asset balances, which have not been allocated to the other segments; however, depreciation expense associated with such assets has been allocated to the other segments as follows:

	2006	2005	2004
Domestic Borders superstores	$12.9	$10.6	$10.2
Waldenbooks Specialty Retail	6.1	4.9	4.8
International	0.3	0.2	0.2
Total	$19.3	$15.7	$15.2

Long-lived assets by geographic area are as follows:

	2006	2005	2004
Long-lived assets:			
Domestic	$705.3	$688.4	$628.0
International	184.5	246.0	235.4
Total long-lived assets	$889.8	$934.4	$863.4

(dollars in millions except per share data)

NOTE 16 — UNAUDITED QUARTERLY FINANCIAL DATA

	Fiscal 2006			
	Q1	Q2	Q3	Q4
Total revenue	$867.8	$866.3	$860.4	$1,519.0
Gross margin	200.7	204.8	185.1	457.7
Net loss	(20.2)	(18.4)	(39.1)	(73.6)
Diluted loss per common share	(0.31)	(0.29)	(0.64)	(1.25)
Basic loss per common share	(0.31)	(0.29)	(0.64)	(1.25)

	Fiscal 2005			
	Q1	Q2	Q3	Q4
Total revenue	$857.3	$901.1	$845.8	$1,475.0
Gross margin	216.6	231.2	203.0	488.9
Net income (loss)	(5.3)	1.3	(14.1)	119.1
Diluted earnings (loss) per common share	(0.07)	0.02	(0.20)	1.78
Basic earnings (loss) per common share	(0.07)	0.02	(0.20)	1.80

Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

NOTE 17 — SUBSEQUENT EVENT

Subsequent to the 2006 fiscal year end, the Company announced it was exploring strategic alternatives, including possible sale, franchise opportunity or restructuring, for portions of its International businesses, including the U.K. superstores, Books etc. stores, as well as the Ireland, Australia and New Zealand superstores.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders of
Borders Group, Inc.

We have audited the accompanying consolidated balance sheets of Borders Group, Inc. (the Company) as of February 3, 2007 and January 28, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 3, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at February 3, 2007 and January 28, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 3, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Borders Group, Inc.'s internal control over financial reporting as of February 3, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Detroit, Michigan
March 30, 2007

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Controls and Procedures: The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of February 3, 2007 (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings under the Exchange Act.

Changes in Internal Control: During the quarter ended February 3, 2007, the Company substantially completed implementation of a new merchandising system in Waldenbooks, which it began during the third quarter of 2005. The Company believes the controls over the processes affected by the implementation are functioning effectively as of February 3, 2007. Also during the quarter ended February 3, 2007, the Company substantially completed the review of both its disclosure controls and procedures and its internal control over financial reporting specific to the International segment. The Company believes these controls are functioning effectively as of February 3, 2007.

Management's Annual Report on Internal Control over Financial Reporting: Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Management assessed the effectiveness of the Company's internal control over financial reporting as of February 3, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework*. Based on this assessment, management has concluded that, as of February 3, 2007, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the Company's assessment of the effectiveness of internal control over financial reporting as of February 3, 2007, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of
Borders Group, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting included in Item 9A, that Borders Group, Inc. maintained effective internal control over financial reporting as of February 3, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Borders Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Borders Group, Inc. maintained effective internal control over financial reporting as of February 3, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Borders Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 3, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Borders Group, Inc. as of February 3, 2007 and January 28, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 3, 2007, and our report dated March 30, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Detroit, Michigan
March 30, 2007

Item 9B. Other Information

On March 29, 2007, the Board of Directors of the Company adopted an amendment to the Company's 2004 Long-Term Incentive Plan to provide that awards made to non-employee directors will consist only of restricted stock or restricted stock units. The amendment to the Company's 2004 Long-Term Incentive Plan is attached as Exhibit 10.36 to this report and incorporated herein by reference.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding the executive officers of the Company required by this Item 10 is set forth in Item 1 of Part I herein under the caption "Executive Officers of the Company." Information pertaining to directors of the Company required by Item 10 is included under the caption "Election of Directors" in the Company's Proxy Statement dated April 17, 2007 for the Company's May 24, 2007 Annual Meeting of Stockholders, and is incorporated herein by reference. Information relating to compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, is set forth in the Proxy Statement and incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required by this section is incorporated herein by reference to the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement dated April 17, 2007 for the Company's May 24, 2007 Annual Meeting of Stockholders.

Code of Ethics and Other Corporate Governance Information

Information regarding the Company's Business Conduct Policy and its Code of Ethics Relating to Financial Reporting, as well the names of the individuals determined by the Board of Directors to be "audit committee financial experts," is included in the "Election of Directors — Board of Directors Meetings and Committees" and "Election of Directors — Corporate Governance" sections of the Company's Proxy Statement dated April 17, 2007 for the Company's May 24, 2007 Annual Meeting of Stockholders, and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference to the information under the captions "Executive Compensation" and "Compensation of Directors" in the Proxy Statement dated April 17, 2007 for the Company's May 24, 2007 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated herein by reference to the information under the heading "Beneficial Ownership of Common Stock" in the Proxy Statement dated April 17, 2007 for the Company's May 24, 2007 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this Item 13 is incorporated by reference to the information under the heading "Information Regarding the Board of Directors and Corporate Governance" in the Proxy Statement dated April 17, 2007 for the Company's May 24, 2007 Annual Meeting of Stockholders.

Item 14: Principal Accounting Fees and Services

The information required by this Item 14 is incorporated herein by reference to the information under the heading "Fees Paid to Independent Registered Public Accounting Firm" in the Proxy Statement dated April 17, 2007 for the Company's May 24, 2007 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) 1. Our Consolidated Financial Statements are included in Part II, Item 8:

	Page
Consolidated Statements of Operations for the fiscal years ended February 3, 2007, January 28, 2006 and January 23, 2005	43
Consolidated Balance Sheets as of February 3, 2007 and January 28, 2006	44
Consolidated Statements of Cash Flows for the fiscal years ended February 3, 2007, January 28, 2006 and January 23, 2005	45
Consolidated Statements of Stockholders' Equity for the fiscal years ended February 3, 2007, January 28, 2006 and January 23, 2005	46
Notes to Consolidated Financial Statements	47
Report of Independent Registered Public Accounting Firm	68

2. Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. The following exhibits are filed herewith unless otherwise indicated:

Exhibit Number	Description
2.1(3)	Agreement and plan of Merger dated as of April 8, 1997 between Michigan Borders Group, Inc. and Borders Group, Inc.
3.1(5)	Restated Articles of Incorporation of Borders Group, Inc.
3.2(7)	Restated bylaws of Borders Group, Inc.
3.3(21)	First Amendment to the Restated By laws of Borders Group, Inc.
10.2(3)	Borders Group, Inc. Stock Option Plan
10.3(7)	Amendment to the Borders Group, Inc. Stock Option Plan
10.4(1)	Borders Group, Inc. Employee Stock Purchase Plan
10.5(2)	First Amendment to the Borders Group, Inc. Employee Stock Purchase Plan
10.6(5)	Second Amendment to the Borders Group, Inc. Employee Stock Purchase Plan
10.7(5)	Third Amendment to the Borders Group, Inc. Employee Stock Purchase Plan
10.8(15)	Restated Borders Group, Inc. Annual Incentive Bonus Plan
10.9(4)	Borders Group, Inc. Stock Option Plan for International Employees
10.10(5)	1998 Borders Group, Inc. Stock Option Plan

Exhibit Number	Description
10.11(5)	Participation Agreement dated as of December 1, 1998 by and among Borders Group, Inc., Borders, Inc. and Parties thereto
10.12(6)	Amendment No. 1 to 1998 Borders Group, Inc. Stock Option Plan
10.13(7)	Participation Agreement dated as of January 22, 2001 by and among Borders Group, Inc., Borders, Inc. and Parties thereto
10.14(8)	Note Purchase Agreement dated as of July 30, 2002 relating to the 6.31% Senior Guaranteed Notes of Borders Group, Inc.
10.15(9)	Borders Group, Inc. Long Term Incentive Plan
10.16(10)	Participation Agreement dated as of November 15, 2002 by and among Borders Group, Inc., Borders, Inc. and Parties thereto
10.17(11)	Borders Group, Inc. 2004 Long-Term Incentive Plan
10.18(12)	First Amendment to the Borders Group, Inc. 2004 Long Term Incentive Plan dated as of May 20, 2004
10.19(12)	Security Agreement dated as of July 30, 2004 among Borders Group, Inc., its subsidiaries and Parties thereto
10.20(12)	Amendment No. 1 to the Note Purchase Agreement dated as of July 30, 2004 among Borders Group, Inc., its subsidiaries and Parties thereto
10.21(14)	Restricted Share Unit Grant Agreement
10.22(16)	Restricted Share Grant Agreement
10.23(17)	Increase of Total Commitment and Amendment No. 1 dated as of October 25, 2005 to the Amended and Restated Multicurrency Revolving Credit Agreement, among Borders Group, Inc., its subsidiaries and Parties thereto
10.24(18)	Employment and Consultancy Agreement between Mr. Josefowicz and the Company
10.25(13)	Non-Qualified Deferred Compensation Plan
10.26(19)	2006 Restricted Share Unit Grant Agreement
10.27(19)	Summary of terms of fiscal 2006 compensation for non-employee directors and executive officers
10.28(20)	Revised Form of Severance Agreement for Executive Officers (other than Mr. Josefowicz
10.29(21)	Summary of Employment Agreement between Mr. Jones and the Company
10.30(21)	Employment Agreement between Mr. Jones and the Company
10.31(22)	Second Amended and Restated Multicurrency Revolving Credit Agreement dated as of July 31, 2006 among Borders Group, Inc., its subsidiaries and Parties thereto
10.32(23)	Summary of terms of fiscal 2006 compensation for Mr. Lawrence I. Pollock related to his role as non-executive chairman of the board of directors
10.33(24)	Description of Special Incentive Program for 2007
10.34	Employment terms between Mr. Armstrong and the Company
10.35	Employment terms between Mr. Gruen and the Company
10.36	Second Amendment to the Borders Group, Inc. 2004 Long Term Incentive Plan dated as of March 30, 2007
10.37	Severance Agreement between Mr. Altruda and the Company

Exhibit Number	Description
14.1(10)	Code of Ethics Relating to Financial Reporting
14.2(10)	Business Conduct Policy
21.1	Subsidiaries of Registrant
23.1	Consent of Ernst & Young LLP
31.1	Statement of George L. Jones, President and Chief Executive Officer of Borders Group, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Statement of Edward W. Wilhelm, Executive Vice President and Chief Financial Officer of Borders Group, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Statement of George L. Jones, President and Chief Executive Officer of Borders Group, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Statement of Edward W. Wilhelm, Executive Vice President and Chief Financial Officer of Borders Group, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 333-90918).

(2) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 333-80643).

(3) Incorporated by reference from the Company's Proxy Statement dated April 9, 1997 of Borders Group, Inc. (File No. 1-13740).

(4) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 26, 1998 (File No. 1-13740).

(5) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 24, 1999 (File No. 1-13740).

(6) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended October 24, 1999 (File No. 1-13740).

(7) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 28, 2001 (File No. 1-13740).

(8) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 28, 2002 (File No. 1-13740).

(9) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 27, 2003 (Filed No. 1-13740).

(10) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 25, 2004 (Filed No. 1-13740).

(11) Incorporated by reference from the Company's Proxy Statement dated April 18, 2004 (File No. 1-13740).

(12) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 25, 2004 (File No. 1-13740).

(13) Incorporated by reference from the Company's Current Report on Form 8-K dated November 5, 2004 (File No. 1-13740).

(14) Incorporated by reference from the Company's Current Report on Form 8-K dated March 16, 2005 (File No. 1-13740).

(15) Incorporated by reference from the Company's Proxy Statement dated April 18, 2005 (File No. 1-13740).

(16) Incorporated by reference from the Company's Current Report on Form 8-K dated March 21, 2005 (File No. 1-13740).

(17) Incorporated by reference from the Company's Current Report on Form 8-K dated October 28, 2005 (File No. 1-13740).

(18) Incorporated by reference from the Company's Current Report on Form 8-K dated January 25, 2006 (File No. 1-13740).

(19) Incorporated by reference from the Company's Current Report on Form 8-K dated March 24, 2006 (File No. 1-13740).

(20) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 2006 (File No. 1-13740).

(21) Incorporated by reference from the Company's Current Report on Form 8-K dated July 13, 2006 (File No. 1-13740).

(22) Incorporated by reference from the Company's Current Report on Form 8-K dated July 31, 2006 (File No. 1-13740).

(23) Incorporated by reference from the Company's Current Report on Form 8-K dated September 14, 2006 (File No. 1-13740).

(24) Incorporated by reference from the Company's Current Report on Form 8-K dated March 27, 2007 (File No. 1-13740).

(b) Financial Statement Exhibits:

See attached Exhibit Index.

(c) Financial Statement Schedules:

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORDERS GROUP, INC.
(Registrant)

By: /s/ GEORGE L. JONES
George L. Jones
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ GEORGE L. JONES George L. Jones	Chief Executive Officer and President	March 30, 2007
/s/ EDWARD W. WILHELM Edward W. Wilhelm	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 30, 2007
/s/ DONALD G. CAMPBELL Donald G. Campbell	Director	March 30, 2007
/s/ JOEL J. COHEN Joel J. Cohen	Director	March 30, 2007
/s/ AMY B. LANE Amy B. Lane	Director	March 30, 2007
/s/ BRIAN T. LIGHT Brian T. Light	Director	March 30, 2007
/s/ VICTOR L. LUND Victor L. Lund	Director	March 30, 2007
/s/ DR. EDNA GREENE MEDFORD Dr. Edna Greene Medford	Director	March 30, 2007
/s/ LAWRENCE I. POLLOCK Lawrence I. Pollock	Director, Non-Executive Chairman	March 30, 2007
/s/ MICHAEL WEISS Michael Weiss	Director	March 30, 2007

stockholders' information

corporate headquarters

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108 734.477.1100

independent registered public accounting firm

Ernst & Young, LLP
777 Woodward Avenue, Suite 1000
Detroit, MI 48226
313.628.7100

registrar and stock transfer agent

Computershare Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
800.446.2617
www.computershare.com

common stock

The Company's Common Stock trades on the New York Stock Exchange under the symbol BGP.

annual meeting

Borders Group, Inc's annual meeting of stockholders will be held on May 24, 2007, 11:30 a.m. local time at: The Ritz Carlton, 300 Town Center Drive, Fairlane Plaza, Dearborn, MI 48126

stockholders' inquiries

For information about Borders Group, Inc. and its subsidiaries, including Annual Reports, Form 10-K and 10-Q documents, and other available financial information, please send your request to:

Borders Group, Inc. Investor Relations
100 Phoenix Drive Ann Arbor, MI 48108
phone 734.477.4549 fax 734.477.4131
Information can also be obtained online by visiting www.bordersgroupinc.com

additional information

The Company's form 10-K Annual Report for the fiscal year ended February 3, 2007, is being delivered to shareholders with this Annual Report and should be read in conjunction with it. Information in the Form 10-K Annual Report, including the Company's Financial Statements and other financial information, Management's Discussion and Analysis of Financial Condition and Results of Operations, and disclosure regarding market risk, is important to an understanding of the Company and is incorporated herein by reference.

The Company has filed with the Securities and Exchange Commission, as an exhibit to its Form 10-K Reports for fiscal 2005 and 2006, the Sarbanes-Oxley Act Section 302 Certifications regarding the quality of the Company's public disclosure. During 2006, Mr. Jones certified to the New York Stock Exchange that he was not aware of any violation by the Company of any NYSE Corporate Governance Listing Standards.

safe harbor statement

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. One can identify these forward-looking statements by the use of words such as "will," "goal," continue," "creating," "plan," "become" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address matters such as the company's future financial performance, its strategic plans and expected benefits relating to such plans (including steps to be taken to improve the performance of domestic superstores, the exploration of strategic alternatives with respect to certain International operations, the downsizing of the Waldenbooks Specialty Retail segment, and the development of a proprietary Web site) and its intentions with respect to dividend payments and share repurchases. These statements are subject to risks and uncertainties that could cause actual results and plans to differ materially from those included in the company's forward-looking statements. Please refer to the company's periodic reports filed from time to time with the Securities and Exchange Commission which contain more detailed discussions of these and other risk factors that could cause actual results and plans to differ materially from those included in the forward-looking statements, and those discussions are incorporated herein by reference. The company does not undertake any obligation to update forward-looking statements.

market price for common stock

The following table sets forth, for the fiscal quarters indicated, the high and low closing market prices for the Company's Common Stock. As of March 27, 2007 there were approximately 2,617 holders of record of the Company's Common Stock. This number excludes individual stockholders holding stock under nominee security position listings.

2006	high	low	2005	high	low
Q1	$25.31	$23.60	Q1	$27.47	$23.59
Q2	$24.02	$17.31	Q2	$26.20	$23.92
Q3	$21.00	$18.50	Q3	$25.30	$18.96
Q4	$24.14	$20.49	Q4	$24.70	$18.71

BORDERS
Group


BORDERS
BORDERS
BORDERS
END

BORDERS
Group

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108 734.477.1100
www.bordersgroupinc.com